

**GREAT LAKES DREDGE &
DOCK CORPORATION**

ANNUAL REPORT 2022



North America's Leader

For over 130 years, Great Lakes Dredge & Dock Corporation ("Great Lakes" or the "Company") has been the leading provider of dredging services in the United States which owns and operates the largest and most diverse fleet in the U.S. dredging industry, comprised of approximately 200 specialized vessels. In addition, Great Lakes is fully engaged in expanding its core business into the rapidly developing U.S. offshore wind energy industry. The Company also has a long history of performing significant international projects. Great Lakes employs experienced civil, ocean and mechanical engineering staff in its estimating, production and project management functions. Our Incident-and Injury-Free® (IIF®) safety management program is integrated into all aspects of the Company's culture. Great Lakes faced many unexpected challenges in 2022, but as we enter 2023 we expect the dredging bid market to gain momentum which should positively impact our results. Our focus is on the future of Great Lakes, and we believe the steps we are taking now will allow us to grow and maintain our position as the leader in the dredging industry while continuing to provide quality work to our clients, and a safe work environment for our employees.

Photo this page:
The Dredge *Ellis Island* is the largest hopper dredge in the United States market, with a carrying capacity of 15,000 cubic yards.

Front cover photo:
Trailing Suction Hopper Dredge *Liberty Island* pumping sand from maintenance dredging in Tampa Harbor, Florida as a beneficial use for beach nourishment at nearby Egmont Key.



Financial Highlights

(In thousands, except per share amounts)

	2022	2021	2020
Revenue	**$ 648,781**	$ 726,149	$ 733,601
Income (loss)	**$ (34,055)**	$ 49,432	$ 66,103
Adjusted EBITDA*	**$ 16,966**	$ 127,440	$ 151,058
Diluted (loss) earnings per share**	**$ (0.52)**	$ 0.75	$ 1.00
Total assets	**$ 981,780**	$ 997,670	$ 958,024

*Discussion and reconciliation of adjusted EBITDA from continuing operations to net income (loss) attributable to Great Lakes Dredge & Dock is included under Item 7 of our 10-K

**Diluted earnings per share attributable to income from continuing operations

Letter to Shareholders



LASSE PETTERSON
President & Chief Executive Officer

This year Great Lakes faced many challenges. We entered the year with a good backlog, a solid cash position and a record U.S. Army Corps of Engineers ("USACE") budget at $8.3 billion. We had high expectations to return to normal operations after overcoming the challenges from COVID-19. Unfortunately, the year was plagued by issues which included a reduced bid market, high inflation, supply chain delays, significant weather events and site condition issues. All of these challenges were unexpected and despite all of our hard work to mitigate these issues and pivot to improve, the financial results for the year were disappointing.

I would like to address some of our challenges in more detail. During the first six months of 2022, despite record funding, the USACE bid market got off to an extremely slow start which impacted our expected utilization in the second half of the year. Large port deepening projects for Houston, Freeport and Corpus Christi and LNG projects that are in our low bids pending were delayed into 2023. Although we started to see positive momentum for bidding in the third quarter, the majority of the work was lower margin maintenance work and rental contracts. As we enter 2023, the cadence of the bid market is still sluggish and, as such, we have and continue to proactively cold stack some of our dredges to reduce costs. We can easily reactivate these dredges when we see the bid market improve. USACE again has been approved with a record budget of $8.6 billion dollars and we anticipate several large port deepening projects to bid in the first half of 2023. In addition, the Disaster Supplemental Appropriations Act, 2023 provides $1.4 billion in funds to support projects impacted by recent storms and hurricanes.

The high inflation experienced in 2022 effected consumables, spare parts, subcontractor and fuel costs. Supply chain disruptions continued in 2022 and we experienced severe delays in the delivery of components for drydocks and spare part needs that delayed the vessels leaving the shipyards. In addition, we had several projects that encountered differing site conditions that impacted production. These issues led to large claims delaying profit and revenue recognition. Finally, we experienced an unusual number of weather delays from hurricanes and overall poor weather conditions on the East Coast in the second half of the year. Although these severe weather events can cause short-term impacts to our projects, they cause an increase in beach and barrier island erosion and sedimentation of shipping channels and ports that in turn need to be renourished and maintained in the following years, which adds to the recurring nature of our business.

Although I have discussed the difficulties in 2022, I do not want to overlook some of our meaningful accomplishments and achievements in the year. Despite the challenges we continued to safely perform essential and critical infrastructure work along our nation's coastlines. The health and safety of our employees continues to be our top priority and we remain the industry safety leader. In addition, we continue to focus on meeting or exceeding established environmental and safety standards. Our goal is to leave the areas that we touch in a better state than when we arrived because of the work that we performed. To support this philosophy, we continue to build relationships with all stakeholders, including non-government organizations and conservation groups, to focus on the protection of our marine environment. Our ESG Reports, which can be found on our website at www.gldd.com, shares the initiatives we undertook and the progress we achieved in environmental protection and improvements, the safety and well-being of our employees and business partners, our community contributions and partnerships, fleet improvements, and governance practices.

In 2022, we continued our fleet renewal program to meet increased demand. Our new 6,500 cubic yard mid-size hopper dredge, the *Galveston Island*, remains on schedule and on budget and is expected to be delivered and on contract in the middle of 2023. In addition, we are currently building the sister ship to the *Galveston Island*, which will be named the *Amelia Island*. These highly automated new hopper dredges are expected to increase the capabilities of our hopper fleet. In addition, we upgraded the cutter suction dredge the *Carolina* and the Company's largest booster station the *Buster* to improve NOX and particulate emissions. We expect the two multicats, the *Cape Hatteras* and the *Cape Canaveral* will be operational in 2023, and we have already taken delivery of three new scows. Our fleet renewal program will allow us to be well positioned to meet future market demands as we continue to see government support to fund much needed infrastructure improvements.

To support our new build program, we successfully extended our revolving credit facility until July 2027 and increased its capacity to $300 million to complement our Unsecured Notes of $325 million which do not mature until 2029. We believe our balance sheet is well equipped to complete our new build and fleet renewal strategy.



Cutter Suction Dredge *Carolina* deepening the Corpus Christi Ship Channel in Texas.

In addition to remaining focused on our core business, we continue to move forward with our strategy to enter the U.S. offshore wind market. Our U.S.-flagged Jones Act-compliant inclined fallpipe vessel for subsea rock installation is on budget and expected to be ready for operation in first half of 2025. Great Lakes has already been awarded rock installation contracts for the Empire Wind I and II projects by Equinor and BP, with installation windows in 2025 and 2026, which is expected to power more than 1 million homes in the State of New York. We are currently bidding on a number of other offshore wind farm projects with rock installations planned for late 2025 and beyond. We are optimistic about securing one or more of these projects during the year to continue building backlog beyond 2026. We expect that offshore wind will play a crucial role in helping the U.S. meet its decarbonization and clean energy goals and help reach the current Administration's ambition of generating 30 GW of offshore wind by 2030. We believe the offshore wind power generation market will provide Great Lakes with a strong opportunity for growth.

Our 2022 financial results, combined with the challenges we have experienced this year in the dredging market, will require changes to how we operate, and we have decided to take swift and proactive action on cost reductions and fleet retirements. Some immediate steps taken were the retirement of the 42-year old hopper dredge *Terrapin Island* and the cold stacking of two major dredges as we wait for the bid market to gain momentum.

As we begin 2023, we expect to see the dredging bid market pick up in the first half of the year, particularly on port deepening and widening projects, which should provide opportunities for higher margins in the second half of the year and into 2024. The delivery of the *Galveston Island*, the momentum we are seeing on the LNG projects, and the cost cutting initiatives we have in place are other levers that we expect to provide improvement in 2023 and beyond. Our focus is on the future of Great Lakes, and we believe the steps we are taking now will allow us to grow and maintain our position as the leader in the dredging industry.

On behalf of the executive leadership team and our Board of Directors, we would like to thank our customers for their trust and you, our shareholders, for your continued commitment and support.

Lasse Petterson
President & Chief Executive Officer



Trailing Suction Hopper Dredge *Galveston Island*, recently launched in Morgan City, Louisiana.

INVESTING IN OUR FUTURE

FOCUSING ON WORK THAT WILL STRENGTHEN OUR NATION'S INFRASTRUCTURE AND COASTLINE



Houston headquarters offshore wind team members and the scale model of Great Lakes' subsea rock installation vessel for the U.S. offshore wind market under construction at Philly Shipyard, Philadelphia, Pennsylvania.



A rendering of Great Lakes' new subsea rock installation vessel for the U.S. offshore wind market.

GREAT LAKES DREDGE & DOCK CORPORATION

FORM 10-K



JAX C Project (Florida) Dredge *58* Safety Week 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number: 001-33225



Great Lakes Dredge & Dock Corporation
(Exact name of registrant as specified in its charter)

Delaware	**20-5336063**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
9811 Katy Freeway, Suite 1200, Houston, TX	**77024**
(Address of principal executive offices)	**(Zip Code)**

(346) 359-1010
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, (Par Value $0.0001)	**GLDD**	**Nasdaq Stock Market, LLC**

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of voting stock held by non-affiliates of the Registrant was $848,574,365 at June 30, 2022. The aggregate market value was computed using the closing price of the common stock as of June 30, 2022 on the Nasdaq Stock Market. (For purposes of a calculating this amount only, all directors and executive officers of the registrant have been treated as affiliates.)

As of February 14, 2023, 66,187,623 shares of Registrant's Common Stock, par value $.0001 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part of 10-K	Documents Incorporated by Reference
Part III	Portions of the Proxy Statement to be filed with the Securities and Exchange Commission in connection with the 2023 Annual Meeting of Stockholders.

TABLE OF CONTENTS

PART I

Item 1.	Business	2
Item 1A.	Risk Factors	14
Item 1B.	Unresolved Staff Comments	37
Item 2.	Properties	37
Item 3.	Legal Proceedings	37
Item 4.	Mine Safety Disclosures	37

PART II

Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	38
Item 6.	[Reserved]	40
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	40
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	52
Item 8.	Financial Statements and Supplementary Data	52
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	53
Item 9A.	Controls and Procedures	53
Item 9B.	Other Information	56
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	56

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	56
Item 11.	Executive Compensation	56
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	56
Item 13.	Certain Relationships and Related Transactions, and Director Independence	56
Item 14.	Principal Accounting Fees and Services	56

PART IV

Item 15.	Exhibits, Financial Statement Schedules	57
Item 16.	Form 10-K Summary	57
SIGNATURES		93

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K may constitute "forward-looking" statements as defined in Section 27A of the Securities Act of 1933 (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"), the Private Securities Litigation Reform Act of 1995 (the "PSLRA") or in releases made by the Securities and Exchange Commission ("SEC"), all as may be amended from time to time. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Great Lakes Dredge & Dock Corporation and its subsidiaries ("Great Lakes"), or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words "plan," "believe," "expect," "anticipate," "intend," "estimate," "project," "may," "would," "could," "should," "seeks," or "scheduled to," or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions.

These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the "safe harbor" provisions of such laws. Great Lakes cautions investors that any forward-looking statements made by Great Lakes are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to Great Lakes, include, but are not limited to, risks and uncertainties that are described in Item 1A. "Risk Factors" of this Annual Report on Form 10-K for the year ended December 31, 2022, and in other securities filings by Great Lakes with the SEC.

Although Great Lakes believes that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any forward-looking statements. Great Lakes' future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained in this Annual Report on Form 10-K are made only as of the date hereof and we do not have or undertake any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Part I

Item 1.   Business.

The terms "we," "our," "ours," "us," "Great Lakes" and "Company" refer to Great Lakes Dredge & Dock Corporation and its subsidiaries.

Organization

Great Lakes is the largest provider of dredging services in the United States which is complemented with a long history of performing significant international projects. The Company is also fully engaged in expanding its core business into the rapidly developing offshore wind energy industry.

The Company was founded in 1890 as Lydon & Drews Partnership and performed its first project in Chicago, Illinois. The Company changed its name to Great Lakes Dredge & Dock Company in 1905 and was involved in a number of marine construction and landfill projects along the Chicago lakefront and in the surrounding Great Lakes region. The Company now operates on the East and Gulf coastlines and throughout many inland U.S. waterways. Since its founding, Great Lakes has been a leader in the building and maintenance of the nation's navigation system, the protection of shore lines, the restoration of sensitive habitats, and the creation of critical aquatic infrastructure.

The Company operates in one operating segment, which is also the Company's one reportable segment and reporting unit.

Operations

Dredging generally involves the enhancement or preservation of the navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. Domestically, our work generally is performed in coastal waterways and deep water ports. The U.S. dredging market consists of four primary types of work: capital, coastal protection, maintenance and rivers & lakes. The Company's "bid market" is defined as the aggregate dollar value of domestic dredging projects on which the Company bid or could have bid if not for capacity constraints or other considerations. The Company experienced an average combined bid market share in the U.S. of 35% over the prior three years, including 49%, 54%, 17% and 23% of the domestic capital, coastal protection, maintenance and rivers & lakes sectors, respectively.

Over its 132 year history, the Company has grown to be a leader in capital, coastal protection and maintenance dredging in the United States and is one of the oldest and most experienced dredging companies in the country. The Company's foreign projects are typically categorized in the capital work type, but are not included in the aforementioned bid market.

Capital (domestic is 53% of 2022 revenues). Capital dredging consists primarily of port expansion projects, which involve the deepening of channels and berthing basins to allow access by larger, deeper draft ships and the provision of land fill used to expand port facilities. In addition to port work, capital projects also include coastal restoration and land reclamations, trench digging for pipelines, tunnels and cables, and other dredging related to the construction of breakwaters, jetties, canals and other marine structures. Although capital work can be impacted by budgetary constraints and economic conditions, these projects typically generate an immediate economic benefit to the ports and surrounding communities.

Coastal protection (30% of 2022 revenues). Coastal protection projects generally involve moving sand from the ocean floor to shoreline locations where erosion threatens shoreline assets. Beach erosion is a continuous problem that has intensified with the rise in coastal development and has become an important issue for state and local governments concerned with protecting beachfront tourism and real estate. Coastal protection via beach nourishment is often viewed as a better response to erosion than trapping sand through the use of sea walls and jetties, or relocating buildings and other assets away from the shoreline. Generally, coastal protection projects take place during the fall and winter months to minimize interference with bird and marine life migration and breeding patterns as well as coastal recreation activities.

Maintenance (15% of 2022 revenues). Maintenance dredging consists of the re-dredging of previously deepened waterways and harbors to remove silt, sand and other accumulated sediments. Due to natural sedimentation, most channels generally require maintenance dredging every one to three years, thus creating a recurring source of dredging work that is typically non-deferrable if optimal commercial navigability is to be maintained. In addition, severe weather such as hurricanes, flooding and droughts can also cause the accumulation of sediments and drive the need for maintenance dredging.

Foreign (less than 1% of 2022 revenues). Foreign capital projects typically involve land reclamations, channel deepening and port infrastructure development. The Company targets foreign opportunities that are well suited to the Company's equipment and where it faces reduced competition from its European competitors. Maintaining a presence in foreign markets has enabled the Company to diversify its customer base and take advantage of differences in global economic development. Over the last two decades, the Company has performed dredging work in the Middle East, Africa, Australia, the Caribbean and Central and South America.

Rivers & lakes (2% of 2022 revenues). Domestic rivers and lakes dredging and related operations typically consist of lake and river dredging, inland levee and construction dredging, environmental restoration and habitat improvement and other marine construction projects. Although the Mississippi River has a large source of projects on which the Company bids, certain dredges used on these projects are more portable and able to be transported to take advantage of the fragmented market. Generally, inland river and lake projects in the northern U.S. take place in non-winter months because frozen waterways significantly reduce contractors' ability to operate and transport its equipment in the relevant geographies.

Offshore Wind Market

While the Company continues to reinvest in our core dredging business and renew our dredging fleet, we are strategically entering the nascent U.S. offshore wind market. Entering the U.S. offshore wind market offers us the opportunity to diversify our client base, enter a different market and grow our bottom line, while also enhancing the Company's efforts towards sustainability and renewable energy.

The Company has already established a first mover advantage in scour protection installation for offshore wind foundations, cables, and offshore substations. We are building the first Jones Act compliant rock installation vessel in the U.S. and winning the first rock installation contract for the Empire Wind I and II wind farms.

We expect to continue to build our offshore wind capabilities, win rock installation projects and position for growth in the accelerating U.S. offshore wind market, as many of our European competitors have done in the international offshore wind markets.

Dredging Demand Drivers

The Company believes that the following factors are important drivers of the demand for its services:

- *Deep port capital projects.* Since the Panama Canal Expansion project, the market for dredging has expanded as most of the East Coast and Gulf ports have deepening and widening projects that are required to better meet the needs of maritime trade and enhance the capabilities to compete for international trade. In addition, shipping line manufacturers continue to deploy larger and deeper ships which require greater channel depths for travel. Many U.S. ports are constrained due to the channel dimension requirements that are needed to accommodate these vessels. The Company has worked on

3

several port deepenings along the East and Gulf coasts over the past years, starting with Miami in 2015 and continuing through today including our current projects in Houston and Corpus Christi. In December 2022, the Omnibus Appropriations Bill for the fiscal year 2023 was passed which included a record budget of $8.66 billion for the U.S. Army Corps of Engineers (the "Corps"). These appropriations are expected to fund the continuation of port deepening bids in 2023 for the ports of Sabine, Freeport, Mobile, San Juan, Houston, Corpus Christi and additional phases of Norfolk. Also, at the end of the year, the Water Resources Development Act ("WRDA") of 2022 ("WRDA 2022"), was approved by Congress and signed into law by the President. WRDA 2022 is on a two-year renewal cycle and includes legislation that authorizes the financing of Corps' projects for flood and hurricane protection, dredging, ecosystem restoration and other construction projects. WRDA 2022 featured among many other things authorization for New York and New Jersey shipping channels to be deepened to 55 feet, estimated at $6 billion. The Company views this legislation as a positive catalyst for the domestic dredging industry as it authorizes funding for critical infrastructure improvements that are needed throughout the U.S. Further, the WRDA 2022 bill authorizes studies for future water resources improvements and make modifications to previous authorizations. Port deepening projects are essential to maintaining safe and efficient navigation channels in ports and harbors along our coastlines. The Company believes that port deepening and expansion work authorized under current and anticipated future legislation will continue to provide significant opportunities for the domestic dredging industry. The annual bid market for domestic capital dredging, which includes deep port capital dredging and Gulf Coast restoration, averaged $561 million over the prior three years.

- *Substantial need for coastal protection.* Beach erosion is a recurring problem due to the normal ebb and flow of coastlines as well as the effects of severe storm activity. Growing populations in coastal communities and vital beach tourism are drawing attention to the importance of protecting beachfront assets. Over the past few years, both the federal government and state and local entities have funded beach work recognizing the essential role these natural barriers play in absorbing storm energy and protecting public and private property. As a result of the extreme storm systems in prior years involving Hurricanes Harvey, Irma, and Maria, Congress passed supplemental appropriations for disaster relief and recovery which includes $17.4 billion for the Corps to fund projects that will reduce the risk of future damage from flood and storm events. The Corps is beginning to provide visibility on its plans for this money, and it is expected that approximately $1.8 billion will be allocated to dredging-related work. Most of this work is anticipated to be coastal protection related, but some funding may be provided for channel maintenance. In addition, the Disaster Relief Supplemental Appropriations Act for fiscal year 2023 was approved which included $1.48 billion for the Corps to make necessary repairs to infrastructure impacted by hurricanes and other natural disasters and to initiate coastal protection projects that will increase coastal resiliency. This increased budget and additional funding support our expectation for a stronger market in 2023. The annual bid market for coastal protection over the prior three years averaged $365 million.

- *Required maintenance of U.S. ports.* The channels and waterways leading to U.S. ports have stated depths on which shippers rely when entering those ports. Due to naturally occurring sedimentation and severe weather, active channels require maintenance dredging to ensure that stated depths are at authorized levels. Consequently, the need to maintain channel depth creates a recurring source of dredging work that is non-deferrable if optimal navigability is to be preserved. The Corps is responsible for federally funded projects related to navigation and flood control of U.S. waterways. The maritime industry, including the ports, has repeatedly advocated for congressional efforts to ensure that a fully funded, recurring maintenance program is in place. Additionally, on March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") which includes a provision that lifts caps on the Harbor Maintenance Trust Fund ("HMTF"), thereby allowing full access to future annual revenues. In December 2022, the Omnibus Appropriations Bill for fiscal year 2023 was passed which included another record budget of $8.66 billion for the Corps civil works program of which $2.32 billion is provided for the Harbor Maintenance Trust Fund to maintain and modernize our nation's waterways, an increase of $269 million above the FY22 level. Through the increased appropriation of HMTF monies, the Company anticipates increased funding for harbor maintenance projects to be let for bid throughout 2023 and beyond. Corps projects involving deepening, maintenance and coastal dredging are in line for robust funding continuing the trend of recent years. The annual bid market for maintenance dredging over the prior three years averaged $776 million.

- *Gulf coast restoration.* There has been continued focus on restoring the barrier islands and wetlands that provide natural protection from storms in the Gulf Coast area. Many restoration projects have commenced to repair coastal areas. Several additional projects are being planned by state and local governments to restore natural barriers. The State of Louisiana has proposed an update to its master plan calling for a $50 billion investment in its coastal infrastructure. By law, the Louisiana Coastal Protection and Restoration Authority ("CPRA") must update its coastal master plan every six years and let the latest science guide each iteration. The 2023 draft plan marks the fourth released by the agency since it formed in 2005 following Hurricane Katrina. The 2023 draft plan contains 73 proposed projects aimed to lower the threat of storm surge and maintain as much of a natural buffer between communities and the Gulf of Mexico as possible. Most of those specific projects are for coastal restoration, such as dredging sediment from water bottoms and pumping it elsewhere to create marsh, ridges or other natural features that provide habitat and storm protection. A handful of the projects involve diverting Mississippi River water into nearby bays to reconnect to a natural source of fresh water and sediment. Coastal restoration accounts for half the cost of the plan's $50 billion aspirations. Many of the Gulf States, including Louisiana, have previously committed to spending a portion of the nearly $20 billion in fines received from the 2015 BP settlement of the Deepwater Horizon oil spill to repair the natural resources impacted by the event including coastal restoration projects that include dredging.

- *Renewable energy projects.* The growth in demand for transportation of energy worldwide has driven the need for dredging to support new terminals, harbors, channels and pipelines. Europe is currently re-evaluating their sourcing of energy after the Russian invasion of Ukraine which will require imports of large quantities of Liquefied Natural Gas ("LNG"). In turn, several LNG, petrochemical and crude oil projects are creating the need for port development in support of energy exports. Several North American LNG export projects have been delayed in the past couple of years during the pandemic but with the increase in LNG prices, some of these LNG projects are currently gaining momentum and are targeting final investment decisions in 2023. Additionally, as the offshore wind market develops in the U.S., port facilities will need to meet specific requirements to be able to service this industry. We anticipate these ports will require investments for port improvements that will include some dredging in order to serve as marshaling ports for various offshore wind projects. The Company continues to expect that future global energy demand will necessitate improvements in the renewable energy infrastructure base and around sources of rich resources and in countries that import or export global energy.

For additional details regarding Operations, including financial information regarding our international and U.S. revenues and long-lived assets, see Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 8. "Financial Statements and Supplementary Data" in this Annual Report on Form 10-K.

Customers

The dredging industry's customers include federal, state and local governments, foreign governments and both domestic and foreign private concerns, such as utilities and oil and other energy companies. Most dredging projects are competitively bid, with the award going to the lowest qualified bidder. Customers generally have few economical alternatives to dredging services. The Corps is the largest dredging customer in the U.S. and has responsibility for federally funded projects related to navigation and flood control. In addition, the U.S. Coast Guard and the U.S. Navy are responsible for awarding federal contracts with respect to their own facilities. In

2022, approximately 67% of the Company's dredging revenues were generated from 34 different contracts with federal agencies or third parties operating under contracts with federal agencies.

Bidding Process

Most of the Company's contracts are obtained through competitive bidding on terms specified by the party inviting the bid. The types of equipment required to perform the specified service, project site conditions, the estimated project duration, seasonality, location and complexity of a project affect the cost of performing the contract and the price that dredging contractors will bid.

For contracts under its jurisdiction, the Corps typically prepares a fair and reasonable cost estimate based on the specifications of the project. To be successful, a bidder must be determined by the Corps to be a responsible bidder (i.e., a bidder that generally has the necessary equipment and experience to successfully complete the project as well as the ability to obtain a surety bid bond) and submit the lowest responsive bid that does not exceed 125% of the Corps' original estimate. Contracts for state and local governments are generally awarded to the lowest qualified bidder. Contracts for private customers are awarded based, among other things, the contractor's experience, equipment and schedule, contractual terms, as well as price. While substantially all of the Company's contracts are competitively bid, some government contracts are awarded through a sole source procurement process involving negotiation between the contractor and the government, while other projects are bid by the Corps through a "request for proposal" process. The request for proposal process benefits both Great Lakes and its customers as customers can award contracts based on factors beyond price, including experience, skill and specialized equipment.

Bonding and Project Guarantees

For most domestic projects and some foreign projects, dredging service providers are required to obtain three types of bonds: bid bonds, performance bonds and payment bonds. These bonds are typically provided by large insurance companies. A bid bond is required to serve as a guarantee so that if a service provider's bid is chosen, the service provider will sign the contract. The amount of the bond is typically 20% of the service provider's bid, with a range generally between $1 and $10 million. After a contract is signed, the bid bond is replaced by a performance bond, the purpose of which is to guarantee that the job will be completed. If the service provider fails to complete a job, the bonding company would be required to complete the job and would be entitled to be paid the contract price directly by the customer. Additionally, the bonding company would be entitled to be paid by the service provider for any costs incurred in excess of the contract price. A service provider's ability to obtain performance bonds with respect to a particular contract depends upon the size of the contract, as well as the size of the service provider and its financial position. A payment bond is required to protect the service provider's suppliers and subcontractors in the event that the service provider cannot make timely payments. Payment bonds are generally written at 100% of the contract value.

The Company has bonding agreements with Argonaut Insurance Company ("Argo"), Berkley Insurance Company, Chubb Surety ("Chubb"), Travelers Casualty and Surety Company of America ("Travelers"), Zurich American Insurance Company, and Liberty Mutual Insurance Company ("Liberty"), (collectively, the "Sureties") under which the Company can obtain performance, bid and payment bonds. The Company also currently has outstanding bonds with Argo, Chubb, Travelers, and Liberty. Great Lakes has never experienced difficulty in obtaining bonding for any of its projects and Great Lakes has never failed to complete a marine project in its 132 year history.

For certain projects, including foreign, private, and offshore wind projects, letters of credit or bank guarantees are required as security for the performance and, if applicable, bid or advance payment guarantees. The Company obtains its letters of credit under the Amended Credit Agreement (as defined below). Bid guarantees are usually 2% to 5% of the service provider's bid. Performance and advance payment guarantees are each typically 5% to 10% of the contract value.

Competition

The U.S. dredging industry is highly fragmented composed of many small operators, primarily in maintenance dredging. Most of these dredges are smaller and service the inland, as opposed to coastal, waterways, and therefore do not generally compete with Great Lakes except in our rivers & lakes market. Competition is determined by the size and complexity of the job; equipment bonding and certification requirements; and government regulations. Competition on rivers & lakes projects is determined primarily based on geographic reach, project execution capability and price. Great Lakes and three other companies comprised approximately 80% of the Company's defined bid market related to domestic capital, coastal protection, maintenance and rivers & lakes over the prior three years. Within the Company's bid market, competition is determined primarily on the basis of price. In addition, the Foreign Dredge Act of 1906 (the "Dredging Act") and Section 27 of the Merchant Marine Act of 1920 (the "Jones Act") provide significant barriers to entry with respect to foreign competition. Together these two laws prohibit foreign-built, chartered or operated vessels from competing in the U.S. See "Business—Government Regulations" below.

Competition in the international market is dominated by four large European dredging companies all of which operate larger equipment and fleets that are more extensive than the Company's fleet. Additionally, a large Chinese dredging company controls most of its home market and is a key player in the international market. There are also several governmentally supported dredging companies that operate on a local or regional basis. The Company targets opportunities that are well suited to its equipment and where it can be most competitive.

Equipment

Great Lakes' fleet of dredges, material barges and other specialized equipment is the largest and most diverse in the U.S. The Company operates three principal types of dredging equipment: hopper dredges, hydraulic dredges and mechanical dredges.

Hopper Dredges. Hopper dredges are typically self-propelled and have the general appearance of an ocean-going vessel. The dredge has hollow hulls, or "hoppers," into which material is suctioned hydraulically through drag-arms. Once the hoppers are filled, the dredge sails to the designated disposal site and either (i) bottom dumps the material or (ii) pumps the material from the hoppers through a pipeline to a designated site. Hopper dredges can operate in rough waters, are less likely than other types of dredges to interfere with ship traffic, and can be relocated quickly from one project to another. Hopper dredges primarily work on coastal protection and maintenance projects. The Company is currently building a 6,500 cubic yard trailing suction hopper dredge, the *Galveston Island*, which is expected to be operational mid-year 2023, additionally, in June 2022 the Company exercised the contract option with the same builder to build a second 6,500 cubic yard trailing suction hopper dredge, the *Amelia Island*, with expected delivery in the first half of 2025. The delivery of the new *Galveston Island* and *Amelia Island* hopper dredges will provide the Company with added capacity and the opportunity to potentially retire older dredges.

Hydraulic Dredges. Hydraulic dredges remove material using a revolving cutterhead which cuts and churns the sediment on the channel or ocean floor and hydraulically pumps the material by pipe to the disposal location. These dredges are very powerful and can dredge some types of rock. Certain dredged materials can be directly pumped for miles with the aid of multiple booster pumps. Hydraulic dredges work with an assortment of support equipment, which help with the positioning and movement of the dredge, handling of the pipelines and the placement of the dredged material. Unlike hopper dredges, relocating hydraulic dredges and all their ancillary equipment requires specialized vessels and additional time, and their operations can be impacted by ship traffic and rough waters. There is a wide range of hydraulic dredges from our smaller rivers & lakes vessels that use pipe sizes ranging from 10" to 22" and operate at between 365 and 3,200 total horsepower, while the Company's other hydraulic dredges use pipe sizes ranging from 18" to 30" and operate at between 1,900 and 16,650 total horsepower.

Mechanical Dredges. There are two basic types of mechanical dredges: clamshell and backhoe. In both types, the dredge uses a bucket to excavate material from the channel or ocean floor. The dredged material is placed by the bucket into material barges, or "scows," for transport to the designated disposal area. The scows are emptied by bottom-dumping, direct pump-out or removal by a crane with a bucket. The backhoe dredge is capable of removing hard-packed sediments, blasted rock and debris and can work in tight areas such as along docks or terminals. Clamshell dredges with specialized buckets are ideally suited to handle softer silts and maintenance material requiring environmentally controlled excavation and disposal. Additionally, the Company owns an electric clamshell dredge which provides an advantage in those markets with stringent emissions standards.

Scows. The Company has the largest fleet of material barges in the domestic industry, which provides cost advantages when dredged material is required to be disposed far offshore or when material requires controlled disposal. The Company uses scows with its hydraulic dredges and mechanical dredges. Scows are an efficient and cost-effective way to move material and increase dredging production. The Company has twelve scows in its fleet with a capacity ranging from 5,000 to 8,800 cubic yards. The Company placed into service three new scows during 2022, each 7,100 cubic yards in size.

In addition, the Company has numerous pieces of smaller equipment that support its dredging operations. Great Lakes' domestic dredging fleet is typically positioned on the East and Gulf Coasts, with a smaller number of vessels occasionally positioned on the West Coast, and with many of the rivers & lakes dredges on inland rivers and lakes. The mobility of the fleet enables the Company to move equipment in response to changes in demand.

The Company continually assesses its need to upgrade and expand its dredging fleet to take advantage of improving technology and to address the changing needs of the dredging market, and retire older, less efficient dredges.

The Company is also committed to a reliability-assured maintenance program, which it believes is reflected in the long lives of most if its equipment and its low level of unscheduled downtime on jobs. To the extent that market conditions warrant the expenditures, Great Lakes can prolong the useful life of its vessels.

Certification of equipment by the U.S. Coast Guard and establishment of the permissible loading capacity by the American Bureau of Shipping ("A.B.S.") are important factors in the Company's dredging business. Many projects, such as coastal protection projects with offshore sand borrow sites and dredging projects in exposed entrance channels or with offshore disposal areas, are restricted by federal regulations to be performed only by dredges or scows that have U.S. Coast Guard certification and a load line established by A.B.S. The certifications indicate that the dredge is structurally capable of operating in open waters. The Company has more certified dredging vessels than any of the Company's domestic competitors and makes substantial investments to maintain these certifications.

Seasonality

Seasonality generally does have a significant impact on the Company's operations. However, many East Coast coastal protection projects are limited by environmental windows that require work to be performed in winter months to protect wildlife habitats. The Company can mitigate the impact of these environmental restrictions to a certain extent because the Company has the flexibility to reposition its equipment to project sites, if available, that are not limited by these restrictions. In addition, rivers and lakes in the northern U.S. freeze during the winter, significantly reducing the Company's ability to operate and transport its equipment in the relevant geographies. Fish spawning and flooding can affect dredging operations as well.

Weather

The Company's ability to perform its contracts may depend on weather conditions. Inclement or hazardous weather conditions can delay the completion of a project, can result in disruption or early termination of a project, unanticipated recovery costs or liability exposure and additional costs. As part of bidding on fixed-price contracts, the Company makes allowances, consistent with historical weather data, for project downtime due to adverse weather conditions. In the event that the Company experiences adverse weather beyond these allowances, a project may require additional days to complete, resulting in additional costs and decreased gross profit margins. Conversely, favorable weather can accelerate the completion of the project, resulting in cost savings and increased gross profit margins. Typically, Great Lakes is exposed to significant weather in the first and fourth quarters, and certain projects are required to be performed in environmental windows that occur during these periods. See "Business-Seasonality" above.

Weather is difficult to predict and historical records exist for only the last 100-125 years. Changes in weather patterns may cause a deviation from project weather allowances on a more frequent basis and consequently increase or decrease gross profit margin, as applicable, on a project-by-project basis. In a typical year, the Company works on many projects in multiple geographic locations and experiences both positive and negative deviations from project weather allowances. Recent years have seen a marked change in weather patterns, particularly in the Northeastern U.S., which has adversely impacted our projects.

Backlog

The Company's contract backlog represents its estimate of the revenues that will be realized under the portion of the contracts remaining to be performed. These estimates are based primarily upon the time and costs required to mobilize the necessary assets to and from the project site, the amount and type of material to be dredged and the expected production capabilities of the equipment performing the work. However, these estimates are necessarily subject to variances based upon actual circumstances. Because of these factors, as well as factors affecting the time required to complete each job, backlog is not always indicative of future revenues or profitability. In addition, a significant amount of the Company's backlog relates to federal government contracts, which can be canceled at any time without penalty, subject to the Company's right, in some cases, to recover the Company's actual committed costs and profit on work performed up to the date of cancellation. The Company's backlog may fluctuate significantly from quarter to quarter based upon the type and size of the projects the Company is awarded from the bid market. A quarterly increase or decrease of the Company's backlog does not necessarily result in an improvement or a deterioration of the Company's business. The Company's backlog includes only those projects for which the Company has obtained a signed contract with the customer. The components of the Company's backlog including dollar amount and other related information are addressed in more detail in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Bidding Activity and Backlog."

Human Capital Management

At December 31, 2022, the Company employed 426 full-time salaried and non-exempt personnel in the U.S., including those in a corporate function. In addition, the Company employs U.S. hourly personnel, most of whom are unionized, on a project-by-project basis. Crews are generally available for hire on relatively short notice. During 2022, the Company employed an average of approximately 750 hourly personnel to meet domestic project requirements.

The U.S. salary and non-exempt full-time employees are comprised of approximately 90% men and 10% women. The Company's employees are based across the U.S. with several project locations on the coasts and office locations in Houston, Texas; Oakbrook Terrace, Illinois; Staten Island, New York; and Jacksonville, Florida. Based on self-reporting, employee demographics are composed of approximately 65% White, 16% Hispanic or Latino, 13% African American or Black, 3% Asian, less than 1% American Indian or Alaska Native and less than 1% Native Hawaiian or Other Pacific Islander.

At December 31, 2022, the Company employed 2 foreign nationals and 1 local staff to manage and administer its Middle East operations. During 2022, the Company also employed an average of 2 hourly personnel to meet project requirements in the Middle East.

The Company seeks to attract, select, hire, retain, incentivize, and integrate our existing and future employees. To achieve our goal of attracting and retaining the most talented employees in the industry, we offer a respectful and safe work environment with competitive compensation and benefits that support employees physical, financial, and emotional health. The principal objective of our equity incentive plans is to attract, retain and motivate executives and selected employees through the granting of stock-based compensation awards. We offer employees benefits including a 401(k) plan with employer contributions; health, life, and disability insurance; additional voluntary insurance; paid time off, parental leave; and paid employee assistance programs.

Safety

Safety is a core value at GLDD, and our Incident & Injury Free® (IIF®) safety approach management program is integrated into all aspects of our culture. The Company's safety culture is committed to training, behavioral based awareness and mutual responsibility for the wellbeing of its employees. The Company's goal is sustainable safety excellence. Incident prevention in all areas has top priority in the Company's business planning, in the overall conduct of its business, and in the operation and maintenance of our equipment (marine and land) and facilities.

During the recent COVID-19 pandemic, the health and safety of our employees is our primary goal. Our commitment to health and safety reaches far beyond our employees and embraces their families, our customers, and our community. The unique nature of our business requires many of our employees to live and work in close proximity to one another. We instituted and strictly adhere to rigorous measures designed to provide our employees with a safe working environment and allow them to safely execute tasks.

Relocation of our Corporate Headquarters

The move of the Company's headquarters from Oakbrook Terrace, Illinois, to Houston, Texas, was substantially completed in 2021, although some support staff members remain in Oakbrook Terrace. While one of the objectives of the relocation was improving our ability to secure more public and private business opportunities in our core coastal areas, including the Gulf of Mexico, our relocation also provided us access to a unique talent pool that has roots in the maritime industries as well as world class engineering experience and innovation. Access to research and development initiatives at Texas A&M University, boasting the only dredging-focused course of study in the United States, is only 90 miles away, and two other campuses with emphasis on coastal and offshore studies are also nearby. The region is known for its robust community college and technical school system that provides skilled labor and training to the maritime trades. Our new Houston location allows us to increase our engagement with other local maritime businesses, giving us the opportunity to learn and improve by sharing the best industry practices for safety, operations, and innovation.

Unions

The Company is a party to numerous collective bargaining agreements in the U.S. that govern its relationships with its unionized hourly workforce. However, two unions represent a large majority of our dredging employees - the International Union of Operating Engineers ("IUOE") Local 25 and the Seafarers International Union. The Company's master and ancillary contracts with IUOE Local 25 expire in September 2024. Our agreements with the Seafarers International Union expire in February 2023, however, negotiations began in January for a renewal agreement to be effective on March 1, 2023 and the Company expects that the membership will have a tentative agreement before expiration of the current agreement. The Company has not experienced any major labor disputes in the past five years and believes it has good relationships with the unions that represent a significant number of its hourly employees; however, there can be no assurances that the Company will not experience labor strikes or disturbances in the future.

Government Regulations

The Company is subject to government regulations pursuant to the Dredging Act, the Jones Act, the Shipping Act, 1916 (the "Shipping Act") and the vessel documentation laws set forth in Chapter 121 of Title 46 of the United States Code. These statutes require vessels engaged in dredging in the navigable waters of the United States to be documented with a coastwise endorsement, to be owned and controlled by U.S. citizens, to be manned by U.S. crews, and to be built in the United States. The U.S. citizen ownership and control standards require the vessel-owning entity to be at least 75% U.S. citizen owned and prohibit the chartering of the vessel to any entity that does not meet the 75% U.S. citizen ownership test.

Environmental Matters

The Company's operations, facilities and vessels are subject to various environmental laws and regulations related to, among other things: dredging operations; the disposal of dredged material; protection of wetlands; storm water and waste water discharges; and air emissions. The Company is also subject to laws designed to protect certain marine species and habitats. Compliance with these statutes and regulations can delay appropriation and/or performance of particular projects and increase related project costs. Non-compliance can also result in fines, penalties and claims by third parties seeking damages for alleged personal injury, as well as damages to property and natural resources.

Certain environmental laws such as the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Clean Water Act and the Oil Pollution Act of 1990 impose strict and, under some circumstances joint and several, liability on owners and operators of facilities and vessels for investigation and remediation of releases and discharges of regulated materials, and also impose liability for related damages to natural resources. The Company's past and ongoing operations involve the use, and from time to time the release or discharge, of regulated materials which could result in liability under these and other environmental laws. The Company has remediated known releases and discharges as deemed necessary, but there can be no guarantee that additional costs will not be incurred if, for example, third party claims arise or new conditions are discovered.

The Company's projects may involve remediation, demolition, excavation, transportation, management and disposal of hazardous waste and other regulated materials. Various laws strictly regulate the removal, treatment and transportation of hazardous water and other regulated materials and impose liability for human health effects and environmental contamination caused by these materials. The Company takes steps to limit its potential liability by hiring qualified subcontractors from time to time to remove such materials from our projects, and some project contracts require the client to retain liability for hazardous waste generation.

Based on the Company's experience and available information, the Company believes that the future cost of compliance with existing environmental laws and regulations (and liability for known environmental conditions) will not have a material adverse effect on the Company's business, financial position, results of operations or cash flows. However, the Company cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be enforced, administered or interpreted, or the amount of future expenditures that may be required to comply with these environmental or health and safety laws or regulations or to respond to newly discovered conditions, such as future cleanup matters or other environmental claims.

Information about our Executive Officers

The following table sets forth the names and ages of all of the Company's executive officers and the positions and offices presently held by them.

Name	Age	Position
Lasse J. Petterson	66	President, Chief Executive Officer and Director
Scott Kornblau	51	Senior Vice President, Chief Financial Officer & Treasurer
David Johanson	51	Senior Vice President, Project Acquisition & Operations
Christopher G. Gunsten	53	Senior Vice President, Project Services & Fleet Engineering
Eleni Beyko	57	Senior Vice President, Offshore Wind
Vivienne R. Schiffer	63	Senior Vice President, Chief Legal Officer & Chief Compliance Officer
James J. Tastard	58	Senior Vice President, Chief Human Resources & Administrative Officer
William H. Hanson	66	Senior Vice President, Market Development

Lasse J. Petterson, President, Chief Executive Officer and Director

Mr. Petterson has served as Chief Executive Officer ("CEO") since May 2017 and was also named President in 2020. Mr. Petterson most recently had served as a private consultant to clients in the Oil & Gas sector and served as Chief Operating Officer ("COO") and Executive Vice President at Chicago Bridge and Iron ("CB&I") from 2009 to 2013. Reporting directly to the CEO, he was responsible for all of CB&I's engineering, procurement and construction project operations and sales. Prior to CB&I, Mr. Petterson was CEO of Gearbulk, Ltd., a privately held company that owns and operates one of the largest fleets of gantry craned open hatch bulk vessels in the world. He was also President and COO of AMEC Inc. Americas, a subsidiary of AMEC plc, a British multinational consulting, engineering and project management company. Prior to joining AMEC, Mr. Petterson served in various executive and operational positions for Aker Maritime, Inc., the deepwater division of Aker Maritime ASA of Norway over the course of 20 years. He spent the first nine years of his career in various positions at Norwegian Contractors, an offshore oil & gas platform contractor. Mr. Petterson holds both master's and bachelor's degrees from the Norwegian University of Technology.

Scott Kornblau, Senior Vice President, Chief Financial Officer and Treasurer

Mr. Kornblau was named Senior Vice President and Chief Financial Officer ("CFO") when he joined the Company in October 2021 and was additionally named Treasurer in January 2022. In his over 25 years of professional experience prior, Mr. Kornblau has held various finance and leadership positions at Diamond Offshore Drilling, Inc. ("Diamond"), most recently as Senior Vice President and Chief Financial Officer since July 2018. Prior to Mr. Kornblau's appointment as CFO, he held the roles of acting CFO since December 2017 in addition to his Vice President and Treasurer position at Diamond since January 2017. Mr. Kornblau earned a Bachelor of Arts degree in Accounting from the University of Texas at Austin. Mr. Kornblau is a certified public accountant.

David Johanson, Senior Vice President, Project Acquisition and Operations

Mr. Johanson was named Senior Vice President, Project Acquisition & Operation in July 2022 after serving as Senior Vice President, Gulf Region. Before that, Mr. Johanson was promoted to Vice President and Hydraulic Division Manager in 2015 and served as Vice President Project Director of Charleston Deepening Projects from 2018-2020, which included the largest dredging contract ever awarded by the U.S. Army Corps of Engineers. He joined the Company in 1994 as a field engineer and has held positions of increasing responsibility in project management. Mr. Johanson earned a Bachelor of Science degree in Ocean Engineering from the Virginia Polytechnic Institute & State University and a MBA with a finance specialization from the University of South

Carolina. He is a current board member of the Western Dredging Association Eastern Branch and is a member of American Society of Civil Engineers.

Christopher G. Gunsten, Senior Vice President, Project Services and Fleet Engineering

Mr. Gunsten was appointed to the position of Senior Vice President, Project Services & Fleet Engineering in July 2022 after serving as Senior Vice President, Project Services. Previously he served as Vice President, International Operations with responsibility for acquiring projects, providing estimation data and leading field supervision of work in progress. Mr. Gunsten began his career with the Company as a field engineer in 1992. His career highlights include serving as Deputy Project Manager for Chevron's Wheatstone LNG Project's Engineering, Procure and Construct dredging subcontract in Onslow, WA, Australia valued at $1.2 billion AUD, as Project Manager executing a series of capital projects for the USACE New York District's 45 and 50 Foot Harbor Deepening Programs and as Operations Manager for the Company's Øresund Fixed Link Project in Copenhagen, Denmark. He received his Bachelor of Science degree in Civil Engineering from Rutgers University and his MBA from Loyola University Chicago.

Eleni Beyko, Senior Vice President, Offshore Wind

Ms. Beyko joined Great Lakes in January 2021 as Senior Vice President, Offshore Wind, and is responsible for Offshore Wind strategy and business development, as well as leading the Company's Offshore Wind Operations. Ms. Beyko has over 20 years' experience in program engineering, business leadership, and project execution for the automobile and offshore oil and gas markets. Her experience has also included Engineering, Technical Manager, Research & Development – Offshore Technology, and offshore projects. She most recently served as Director, Energy Transition for Americas at TechnipFMC. At TechnipFMC, she was responsible for positioning TechnipFMC to support the transition into new and economically viable wind energy resources, and managing the Makani wind-borne energy spar offshore platform installation in partnership with Shell and Google X. Ms. Beyko graduated with a Diploma from National Technical University Athens in Mechanical Engineering, Naval Architecture & Marine Engineering. She attended the University of Michigan where she earned her MSE, Naval Architecture and Marine Engineering, MSE Applied Mechanics, Mechanical Engineering, Master of Business Administration (MBA) and Ph.D., Naval Architecture and Marine Engineering.

Vivienne R. Schiffer, Senior Vice President, Chief Legal Officer and Chief Compliance Officer

Ms. Schiffer was named Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary in December 2020 when she joined the Company. Ms. Schiffer leads the Company's legal and compliance organization, providing legal counsel. Ms. Schiffer's specific responsibilities include the oversight of corporate governance, policy and regulatory strategy development, litigation, environmental matters, intellectual property, global corporate compliance and labor and employment laws. Ms. Schiffer was a corporate and securities partner in the global firm of Thompson & Knight, LLP, now Holland & Knight, LLP, from 2003 to 2010. She was of counsel in the firm's corporate and securities section from 2011 until 2020. She has over 39 years of experience and has held significant legal, business and operational leadership roles in the industrials sector. Ms. Schiffer earned a Bachelor of Science degree from the University of Central Arkansas and a Juris Doctor degree from Tulane University.

James J. Tastard, Senior Vice President, Chief Human Resources and Administrative Officer

Mr. Tastard was named Senior Vice President and Chief Human Resources and Administrative Officer in October 2020. He is responsible for the Company's Human Resources organization, talent management, leadership development and learning, compensation and benefits, employee relations, and payroll. Mr. Tastard most recently served as President and Founder of High Performance Network, LLC since 2018 as a strategic talent and leadership consultant. Prior to consulting, he worked as Senior Vice President, Chief Human Resource Officer at Geokinetics, a global seismic oil and gas exploration company, from 2017 to 2018. From 2014 to

2016, Mr. Tastard was Vice President of Human Resources at Freeport LNG and from 2010 to 2014, Mr. Tastard was Vice President of Human Resources at Statoil (now Equinor). Prior to Statoil, between 2002 to 2009, Mr. Tastard was Senior Vice President Human Resources and Health, Safety and Environment at Aker Solutions. Mr. Tastard earned a bachelor's degree from California State University, Long Beach, an MBA from the University of Phoenix and a Ph.D. in Business, Organization and Management from Capella University.

William H. Hanson, Senior Vice President, Market Development

Mr. Hanson was named the Senior Vice President, Market Development in January 2023 after serving as Senior Vice President—Government Relations & Business Development, a position he had held since March 2020. He was named Vice President of the Company in 2004. Mr. Hanson worked for Connolly Pacific of Long Beach, California before joining GLDD in 1988. Prior to his work at Connolly Pacific, Mr. Hanson was with the U.S. Army Corps of Engineers. Mr. Hanson serves on several Federal Advisory Committees as well as on boards of groups with national and regional interest to the Company and several academic advisory boards related to ocean and coastal engineering. Mr. Hanson is an Ocean Engineering graduate of Texas A&M University where he was named a distinguished alumnus in 2013.

Availability of Information

You may read and obtain copies of any materials Great Lakes files with the SEC, including without limitation, the Company's Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, free of charge, at the SEC's website, www.sec.gov. Great Lakes' SEC filings are also available to the public, free of charge, on our corporate website, www.gldd.com, at "Investors – Financials & Filings", as soon as reasonably practicable after Great Lakes electronically files such material with, or furnishes it to, the SEC. The reference to the Company's website does not constitute incorporation by reference of information contained on or accessible through such website.

Item 1A. Risk Factors.

The following risk factors address the material risks and uncertainties concerning our business. You should carefully consider the following risks and other information contained or incorporated by reference into this Annual Report on Form 10-K when evaluating our business and financial condition and an investment in our common stock. Should any of the following risks or uncertainties develop into actual events, such developments could have material adverse effects on our business, financial condition, cash flows or results of operations. Risks not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the Company's business, operating results, financial condition and the actual outcome of matters as to which forward-looking statements are made in this report.

We have grouped our Risk Factors under captions that we believe describe various categories of potential risk. For the reader's convenience, we have not duplicated risk factors that could be considered to be included in more than one category.

Risk Factor Summary

The following is a summary of the principal risks that could adversely affect, or have adversely affected, the Company's business, operating results and financial condition:

- Our ability to obtain and retain federal government dredging and other contracts, which is impacted by the amount of government funding for dredging and other projects and the degree to which government funding is directed to the Corps and certain other customers, which in turn could be impacted by extended federal government shutdowns or declarations of additional national emergencies;

- The inability of our largest customer, the Corps, to bring projects to market, which significantly impacted our results of operations in 2022;

- Our ability to qualify as an eligible bidder under government contract criteria and to compete successfully against other qualified bidders in order to obtain government dredging and other contracts;

- Significant liabilities that could be imposed were we to fail to comply with government contracting regulations, including proposed regulations which may be promulgated;

- Cost over-runs, operating cost inflation and potential claims for liquidated damages, particularly with respect to our fixed cost contracts;

- The timing of our performance on contracts and new contracts being awarded to us, which adversely impacted our results of operations in 2022;

- Project delays related to the increasingly negative impacts of climate change or other unusual, non-historical weather patterns, which has impacted our ability to perform projects on time and on budget in 2022;

- Unforeseen delays and cost overruns related to maintenance of our existing vessels and the construction of new vessels, including potential mechanical and engineering issues, supply chain issues and unforeseen changes in environmental regulations;

- Equipment or mechanical failures, which adversely impacted our results of operations in 2022;

- Impacts to our supply chain for procurement of new vessel build materials or maintenance on our existing vessels, which had an adverse impact on our results of operations in 2022;

- Rising costs related to inflation, particularly with the cost of materials needed for maintenance of our dredges, and increasing costs to operate and maintain aging vessels and comply with applicable regulations or standards, which significantly impacted our results of operations in 2022;

- Capital and operational costs due to environmental regulations;

- Market and regulatory responses to climate change, including proposed regulations concerning emissions reporting and future emissions reduction goals;

- Contract penalties for any projects that are completed late;

- Force majeure events, including natural disasters, pandemics and terrorists' actions;

- Changes in the amount of our estimated backlog;

- Significant negative changes attributable to large, single customer contracts;

- Our ability to obtain financing for the construction of new vessels, including our new offshore wind vessel;

- Our inability to secure contracts to utilize our new offshore wind vessel;

- Any failure to comply with Section 27 of the Jones Act provisions on coastwise trade, or if those provisions were modified or repealed;

- Adverse rulings by Customs and Border Protection concerning the Jones Act or other matters impacting our business;

- Fluctuations in fuel prices, particularly given our dependence on petroleum-based products;

- Impacts of nationwide inflation on procurement of new build materials;

- Our ability to obtain bonding or letters of credit and risks associated with draws by the surety on outstanding bonds or calls by the beneficiary on outstanding letters of credit;

- The impact of COVID-19 or new worldwide infections and related responsive measures, including negative supply chain impacts;

- Acquisition integration and consolidation, including transaction expenses, unexpected liabilities and operational challenges and risks;

- Divestitures and discontinued operations, including retained liabilities from businesses that we sell or discontinue;

- Potential penalties and reputational damage as a result of legal and regulatory proceedings;

- Any liabilities imposed on us for the obligations of joint ventures, partners and subcontractors;

- Increased costs of certain material used in our operations due to newly imposed tariffs;

- Unionized labor force work stoppages;

- Any liabilities for job-related claims under federal law, which does not provide for the liability limitations typically present under state law;

- Operational hazards, including any liabilities or losses relating to personal or property damage resulting from our operations;

- Our ability to identify and contract with qualified MBE or DBE contractors to perform as subcontractors;

- Our substantial amount of indebtedness, which makes us more vulnerable to adverse economic and competitive conditions;

- Restrictions on the operation of our business imposed by financing terms and covenants;

- Impacts of adverse capital and credit market conditions on our ability to meet liquidity needs and access capital;

- Limitations on our hedging strategy imposed by statutory and regulatory requirements for derivative transactions;

- Foreign exchange risks, in particular, as it relates to the new offshore wind vessel build;

- Losses attributable to our investments in privately financed projects;

- Restrictions on foreign ownership of our common stock;

- Restrictions imposed by Delaware law and our charter on takeover transactions that stockholders may consider to be favorable;

- Restrictions on our ability to declare dividends imposed by our financing agreements and Delaware law;

- Significant fluctuations in the market price of our common stock, which may make it difficult for holders to resell our common stock when they want or at prices that they find attractive;

- Changes in previously recorded net revenue and profit as a result of the significant estimates made in connection with our methods of accounting for recognized revenue;

- Maintaining an adequate level of insurance coverage;

- Our ability to find, attract and retain key personnel and skilled labor;

- Disruptions, failures, data corruptions, cyber-based attacks or security breaches of the information technology systems on which we rely to conduct our business; and

- Impairments of our goodwill or other intangible assets.

Risks Related to our Business

A reduction in government funding for dredging or other contracts, or government cancellation of such contracts, or the inability of the Corps to let bids to market could materially adversely affect our business operations, revenues and profits.

A substantial portion of our revenue is derived from federal government contracts, particularly dredging contracts. Revenues related to dredging contracts with federal agencies or companies operating under contracts with federal agencies and the percentage as a total of dredging revenue for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended December 31,		
	2022	**2021**	**2020**
Federal government revenue (in US $1,000)	$431,705	$568,980	$582,949
Percent of revenue from federal government	67%	78%	79%

Amounts spent by the federal government on dredging are subject to the budgetary and legislative processes. We would expect the federal government to continue to improve and maintain ports as it has for many years, which will necessitate a certain level of federal spending. However, there can be no assurance that the federal government will allocate any particular amount or level of funds to be spent on dredging projects for any specified period. In addition, Congress must approve budgets that govern spending by many of the federal agencies we support. When Congress is unable to agree on budget priorities, and thus is unable to pass the annual budget on a timely basis, Congress typically enacts a continuing resolution. A continuing resolution allows U.S. federal government agencies to operate at spending levels approved in the previous budget cycle. Under a continuing resolution, funding may not be available for new projects or may be delayed on current projects. Any such funding delays would likely result in new projects being delayed or canceled and could have a material adverse effect on our revenue and operating results. Furthermore, a failure to complete the budget process and fund government operations pursuant to a continuing resolution may result in a U.S. federal government shutdown. An extended shutdown may result in us incurring substantial costs without reimbursement under our contracts and the delay or cancellation of key projects, which could have a material adverse effect on our revenue and operating results.

In addition, potential contract cancellations, modifications, protests, suspensions or terminations may arise from resolution of these issues and could cause our revenues, profits and cash flows to be lower. Federal government contracts can be canceled at any time without penalty to the government, subject to, in most cases, our contractual right to recover our actual committed costs and profit on work performed up to the date of cancellation. Accordingly, there can be no assurance that the federal government will not cancel any federal government contracts that have been or are awarded to us. Even if a contract is not cancelled, the government may elect to not award further work pursuant to a contract. There is no guarantee that the current presidential administration or Congress will not divert funds away from the Corps or from our other customers relying on funding from the federal government. There is also no guarantee that additional national emergencies will not be declared in the future. A significant reduction in government funding for dredging or remediation contracts could materially adversely affect our business, operations, revenues and profits.

Further, if the Corps is unable to let bids to market, it could adversely affect our business, operations, revenues and profits. In 2022, our business was adversely impacted by the inability of the Corps to let bids to market, and that inability may continue and may adversely impact our results of operations. Additionally, most of the projects the Corps did bring to market in 2022 were lower margin maintenance projects. If the Corps does not bring higher margin capital projects to market, it may adversely impact our results of operations.

Our inability to qualify as an eligible bidder for government contracts or to compete successfully with other qualified bidders for certain contracts could materially adversely affect our business operations, revenues and profits.

The U.S. government and various state, local and foreign government agencies conduct rigorous competitive processes for awarding many contracts. Some contracts include multiple award task order contracts in which several contractors are selected as eligible bidders for future work. We will face strong competition and pricing pressures for any additional contract awards from the U.S. government and other domestic and foreign government agencies, and we may be required to qualify or continue to qualify under various multiple award task order contract criteria. Further, much of our work depends on our compliance with environmental and other regulations. Any claim by the government that we have violated any laws or regulations could result in our suspension or debarment from bidding for or being awarded government contracts. Our inability to qualify as an eligible bidder under government contract criteria could preclude us from competing for certain government contract awards. In addition, our inability to qualify as an eligible bidder, or to compete successfully when bidding for certain government contracts and to win those contracts, could materially adversely affect our business, operations, revenues and profits.

Our significant number of fixed-price contracts subjects us to risks associated with cost over-runs, operating cost inflation and potential claims for liquidated damages. If we are unable to accurately estimate our project costs our profitability could suffer.

We conduct our business under various types of contracts where costs are estimated in advance of our performance. Most dredging contracts are fixed-price contracts where the customer pays a fixed price per unit (e.g., cubic yard) of material dredged. Fixed-price contracts carry inherent risks, including risks of losses from underestimating costs, weather delays, operational difficulties, and other changes that can occur over the contract period. If our estimates prove inaccurate, if there are errors or ambiguities as to contract specifications, or if circumstances change due to, among other things, unanticipated conditions or technical problems, difficulties in obtaining permits or approvals, changes in local laws or labor conditions, inclement or hazardous weather conditions, changes in cost of equipment or materials, or our suppliers' or subcontractor's inability to perform, then cost over-runs and delays in performance are likely to occur. We may not be able to obtain compensation for additional work performed or expenses incurred, or may be delayed in receiving necessary approvals or payments. Additionally, we may be required to pay liquidated damages upon our failure to meet schedule or performance requirements of our contracts. If we were to significantly underestimate the costs on one or more significant contracts, the resulting losses could have a material adverse effect on our business, operating results, cash flows or financial condition.

Our quarterly and annual operating results may vary significantly based on the timing of contract awards and performance.

Our quarterly and annual results of operations have fluctuated from period to period in the past and may continue to fluctuate in the future. Accordingly, you should not rely on the results of any past quarter or quarters as an indication of future performance in our business operations or valuation of our stock. Our operating results could vary greatly from period to period due to factors such as:

- the timing of contract awards and the commencement or progress of work under awarded contracts;

- inclement or hazardous weather conditions, including non-historical weather patterns, particularly in the Northeastern United States, that may result in underestimated delays in dredging, disruption or early termination of projects, unanticipated recovery costs or liability exposure, and additional contract expenses;

- site conditions that differ from those presented by our customers, which results in delays or slower than anticipated progress on projects;

- planned and unplanned equipment downtime, or equipment mobilization to and from projects, including those due to the impacts of unplanned national health emergencies;

- our ability to recognize revenue from pending change orders, which is recognized only when the parties to a contract approve a modification that either creates new, or changes existing, enforceable rights and obligations of the parties to the contract; and

- environmental restrictions requiring that certain projects be performed in winter months to protect wildlife habitats.

If our results of operations from quarter to quarter fail to meet the expectations of public market analysts and investors, our stock price could be negatively impacted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Primary Factors that Determine Operating Profitability."

If we fail to comply with government contracting regulations, we could be subject to significant potential liabilities and loss of revenue.

Our contracts with federal, state, local and foreign governmental customers are subject to various procurement regulations and contract provisions. These regulations also subject us to examinations by government auditors and investigators, from time to time, to ensure compliance and to review costs. Violations of government contracting regulations could result in the imposition of civil and criminal penalties, which could include termination of contracts, forfeiture of profits, imposition of payments and fines and suspension or debarment from future government contracting. If we fail to continue to qualify for or are suspended from work under a government contract for any reason, we could suffer a material adverse effect on our business, operating results, cash flows or financial condition.

In addition, we may be subject to litigation brought by private individuals on behalf of the government relating to our government contracts, referred to in this annual report as *"qui tam"* actions, which could include claims for up to treble damages. *Qui tam* actions are sealed by the court at the time of filing. The only parties privy to the information in the complaint are the complainant, the U.S. government and the court. Therefore, it is possible that *qui tam* actions have been filed against us and that we are not aware of such actions or have been ordered by the court not to discuss them until the seal is lifted. Thus, it is possible that we are subject to liability exposure arising out of *qui tam* actions.

If we fail to comply with government contracting regulations, we could be subject to significant potential liabilities and loss of revenue.

Our contracts with federal, state, local and foreign governmental customers are subject to various procurement regulations and contract provisions. These regulations also subject us to examinations by government auditors and investigators, from time to time, to ensure compliance and to review costs. Violations of government contracting regulations could result in the imposition of civil and criminal penalties, which could include termination of contracts, forfeiture of profits, imposition of payments and fines and suspension or debarment from future government contracting. If we fail to continue to qualify for or are suspended from work under a government contract for any reason, we could suffer a material adverse effect on our business, operating results, cash flows or financial condition.

In addition, we may be subject to litigation brought by private individuals on behalf of the government relating to our government contracts, referred to in this annual report as *"qui tam"* actions, which could include claims for up to treble damages. *Qui tam* actions are sealed by the court at the time of filing. The only parties privy to the information in the complaint are the complainant, the U.S. government and the court. Therefore, it is possible that *qui tam* actions have been filed against us. Thus, it is possible that we are subject to liability exposure arising out of *qui tam* actions.

Project delays related to the increasingly negative impacts of climate change or other unusual, non-historical weather patterns has and may continue to impact our ability to perform projects on time and on budget and therefore could materially adversely affect our business operations, revenues and profits.

The timely and efficient performance of our projects are dependent on weather conditions. Severe storms or other weather-related problems, which are becoming increasing variable and which deviate from expected historical weather patterns as a result of climate change or other factors, can, and have, caused substantial delays on our projects. Delays, such which we experienced in 2022, may affect our ability to perform on our projects or increase the cost of our performing certain projects, and may result in our inability to perform certain projects on time and on budget. While we attempt to plan for all scenarios when bidding on projects, weather events caused by climate change or other unanticipated variables have made that planning increasing difficult. We expect that the severity of unusual storms and weather patterns will continue to fluctuate and may continue to adversely impact our ability to complete projects on time and on budget and therefore could materially adversely affect our business operations, revenues and profits.

Costs necessary to operate and maintain our vessels tend to increase with the age of the vessel, and costs of such maintenance, as well as costs associated with new build programs, may also increase due to changes in applicable regulations or standards, which could decrease our profits.

Capital expenditures and other costs necessary to operate and maintain our vessels tend to increase with the age of the vessel. Accordingly, it is likely that the operating costs of our vessels will increase.

The average age of our more significant vessels as of December 31, 2022, by equipment type, is as follows:

Type of Equipment	Quantity	Average Age in Years
Hydraulic Dredges	8	44
Hopper Dredges	4	27
Mechanical Dredges	5	50
Unloaders	1	39
Drillboats	1	39
Material and Other Barges	83	22
Total	102	26

Remaining economic life has not been presented, because it is not reasonably quantifiable. That is because, to the extent that market conditions warrant the expenditures, we can prolong the vessels' lives. In our domestic market, we operate in an industry where a significant portion of our competitors' equipment is of a similar age. It is common in the dredging industry to make maintenance and capital expenditures in order to extend the economic life of equipment.

In addition, changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations, standards imposed by vessel classification societies and customer requirements or competition, may require us to make significant additional expenditures. For example, if the U.S. Coast Guard enacts new standards, we may be required to incur expenditures for alterations or the addition of new equipment (e.g. more fuel-efficient engines). In order to satisfy any such requirements, we may need to take our vessels out of service for extended periods of time, with corresponding losses of revenues.

Equipment or mechanical failures could result in increased costs, project delays and reduced revenues.

The successful performance of contracts requires a high degree of reliability of our vessels, barges and other equipment. The average age of our marine fleet as of December 31, 2022 was 26 years. Breakdowns not only add to the costs of executing a project, but they can also delay the completion of subsequent contracts, which are scheduled to utilize the same assets. We operate a scheduled maintenance program in order to keep all assets in good working order, but despite this, breakdowns can and do occur, resulting in loss of revenue. For example, we experienced an unexpected engine failure on our dredge *Terrapin Island*, which resulted in a negative impact to our results of operations in 2022.

A pandemic, epidemic or outbreak of an infectious disease affecting our markets or impacting our facilities or suppliers could adversely impact our business.

If another pandemic, epidemic or outbreak of an infectious disease or other public health crisis were to affect our markets or facilities or those of our suppliers, our business could be adversely affected. Another pandemic could cause disruptions in and restrictions on our ability to travel, and in the future these disruptions and restrictions could restrict our ability to perform work for future projects in different locations. If an infectious disease were to have a widespread outbreak at one or more of our vessels or facilities, our operations may be affected significantly, our productivity may be affected, key personnel necessary to conduct our operations or replacement crew may be unavailable, our ability to complete projects in accordance with our contractual obligations may be affected and we may incur increased labor and materials costs. If the shipyards with which we contract were affected by an outbreak of infectious disease, repairs of our vessels as well as new construction may be delayed and we may incur increased labor and materials costs. In addition, we may experience difficulties with certain suppliers or with vendors in their supply chains, and our business could be affected if we become unable to procure essential supplies or services in adequate quantities and at acceptable prices.

Our clients, which are the Corps, private clients and other federal, state or local agencies, may be impacted by a pandemic, and if prolonged, these impacts may lead to cancelations or delays in projects. Funds for dredging projects may also be diverted for public health, economic or other priorities. Overall, the potential impact of a pandemic, epidemic or outbreak of an infectious disease with respect to our markets or our facilities is difficult to predict and could adversely impact our business.

Disruptions to our supply chain affecting our markets or impacting our facilities or suppliers could prohibit procurement of materials necessary for maintenance of our existing vessels and new vessel build materials and adversely impact our business.

Supply chain issues could cause disruptions that restrict our ability to perform work for future projects. In 2022, we experienced supply chain disruptions which led to a delay in the delivery of our multifunctional all-purpose vessels ("multicats"). Our ability to complete projects in accordance with our contractual obligations may be affected, and we may incur increased labor and materials costs. If the shipyards with which we contract are affected, regulatory drydocking and repairs and general maintenance of our vessels, as well as new construction, may be delayed and we may incur increased labor and materials costs. In addition, we may experience difficulties with certain suppliers or with vendors in their supply chains, and our business could be affected if we become unable to procure essential supplies or services in adequate quantities and at acceptable prices.

Environmental regulations could force us to incur capital and operational costs.

Our industries, and more specifically, our operations, facilities and vessels and equipment, are subject to various environmental laws and regulations relating to, among other things: dredging operations; the disposal of dredged material; protection of wetlands; storm water and waste water discharges; transportation and disposal of hazardous wastes and other regulated materials; air emissions; and disposal or remediation of contaminated soil, sediments, surface water and groundwater. We are also subject to laws designed to protect certain marine or land species and habitats. Compliance with these statutes and regulations can delay permitting and/or performance of particular projects and increase related project costs. These delays and increased costs could have a material adverse effect on our business, results of operations, cash flows or financial condition. Non-compliance can also result in fines, penalties and claims by third parties seeking damages for alleged personal injury, as well as damages to property and natural resources and suspension or debarment from future government contracting.

Certain environmental laws such as the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Oil Pollution Act of 1990 impose strict and, under some circumstances, joint and several, liability on owners and lessees of land and facilities as well as owners and operators of vessels. Such obligations may include investigation and remediation of releases and discharges of regulated materials, and also impose liability for related damages to natural resources. Our past and ongoing operations involve the use, and from time to time the release or discharge, of regulated materials which could result in liability under these and other environmental laws. We have remediated known releases and discharges as deemed necessary, but there can be no guarantee that additional costs will not be incurred if, for example, third party claims arise or new conditions are discovered.

Our projects may involve excavation, remediation, demolition, transportation, management and disposal of hazardous waste and other regulated materials. Various laws strictly regulate the removal, treatment and transportation of hazardous waste and other regulated materials and impose liability for human health effects and environmental contamination caused by these materials. Services rendered in connection with hazardous substance and material removal and site development may involve professional judgments by licensed experts about the nature of soil conditions and other physical conditions, including the extent to which hazardous substances and materials are present, and about the probable effect of procedures to mitigate problems or otherwise affect those conditions. If the judgments and the recommendations based upon those judgments are incorrect, we may be liable for resulting damages, which may be material. The failure of certain contractual protections to protect us from incurring such liability, such as staying out of the ownership chain for hazardous waste and other regulated materials and securing indemnification obligations from our customers or subcontractors, could have a material adverse effect on our business, results of operations, revenues or profits.

Environmental requirements have generally become more stringent over time, for example in the areas of air emissions controls for vessels and ballast treatment and handling. New laws or stricter enforcement of existing laws or, the discovery of currently unknown conditions or accidental discharges of regulated materials in the future could cause us to incur additional costs for environmental matters which might be significant.

We may be affected by market or regulatory responses to climate change.

Increased concern about the potential impact of greenhouse gases ("GHG"), such as carbon dioxide resulting from combustion of fossil fuels, on climate change has resulted in efforts to regulate their emission. Legislation, international protocols, regulation or other restrictions on GHG emissions could also affect our customers. Such legislation or restrictions could increase the costs of projects for our customers or, in some cases, prevent a project from going forward, thereby potentially reducing the need for our services which could in turn have a material adverse effect on our operations and financial condition. Additionally, in our normal course of operations, we use a significant amount of fossil fuels. The costs of controlling our GHG emissions or obtaining required emissions allowances in response to any regulatory change in our industry could increase materially.

Both the Securities Exchange Commission and the Federal Acquisition Regulatory Council have proposed regulations which would require us to report emissions data from our operations. If implemented, these regulations may require a substantial outlay of capital by the Company, as well as management time and attention to ensure the Company's compliance.

Penalties for late completion of contracts could reduce our profits.

In many instances, including in our fixed-price contracts, we guarantee that we will complete a project by a scheduled date. If we subsequently fail to complete the project as scheduled, we may be liable for any customer losses resulting from such delay, generally in the form of contractually agreed-upon liquidated damages. In addition, failure to maintain a required schedule could cause us to default on our government contracts, giving rise to a variety of potential damages. To the extent that these events occur, the total costs of the project could exceed our original estimates, and we could experience reduced profits or, in some cases, a loss for that project.

Force majeure events could negatively impact our business, operations, revenues, cash flows and profits.

Force majeure or extraordinary events beyond the control of the contracting parties, such as natural and man-made disasters, as well as terrorist actions, could negatively impact the economies in which we operate. We typically negotiate contract language where we are allowed certain relief from force majeure events in private client contracts and review and attempt to mitigate force majeure events in both public and private client contracts. We remain obligated to perform our services after most extraordinary events subject to relief that may be available pursuant to a force majeure clause.

If a contract contains a force majeure provision, we may be able to obtain an extension of time to complete our obligations under such contract, but we will still be subject to our other contractual obligations in the event of such an extraordinary event. Because we cannot predict the length, severity or location of any potential force majeure event, it is not possible to determine the specific effects any such event may have on us. Depending on the specific circumstances of any particular force majeure event, or if we are unable to react quickly to such an event, our operations may be affected significantly, our productivity may be affected, our ability to complete projects in accordance with our contractual obligations may be affected, our payments from customers may be delayed and we may incur increased labor and materials costs, which could have a negative impact on our financial condition, relationships with customers or suppliers, and our reputation.

The amount of our estimated backlog may change and may not be indicative of future revenues.

Our contract backlog represents our estimate of the revenues that we will realize under the portion of the contracts remaining to be performed. These estimates are based primarily upon the time and costs required to mobilize the necessary assets to and from the project site, the amount and type of material to be dredged and the expected production capabilities of the equipment performing the work. However, these estimates are necessarily subject to variances based upon actual circumstances. From time to time, changes in project scope may occur with respect to contracts reflected in our backlog and could reduce the dollar amount of our backlog and the timing of the revenue and profits that we actually earn. Projects may remain in our backlog for an extended period of time because of the nature of the project and the timing of the particular services or equipment required by the project.

Because of these factors, as well as factors affecting the time required to complete each job, backlog is not necessarily indicative of future revenues or profitability. In addition, a significant amount of our backlog (77% as of December 31, 2022) relates to federal government contracts, which can be canceled at any time without penalty to the government, subject, in most cases, to our contractual right to recover our actual committed costs and profit on work performed up to the date of cancellation.

Below is our backlog from federal government contracts as of December 31, 2022, 2021, and 2020 and the percentage of those contracts to total backlog as of the same date.

	Year Ended December 31,		
	2022	**2021**	**2020**
Federal government backlog (in US $1,000)	$290,694	$341,768	$390,345
Percentage of backlog from federal government	77%	62%	70%

Although we do not currently have any international projects, if we were to engage in a new foreign project, we may have backlog with foreign governments that use local laws and regulations to change terms of a contract in backlog or to limit our ability to receive payment on a timely basis. In addition to our United States federal contracts, our other contracts in backlog are with state and local municipalities or private companies that may have funding constraints or impose restrictions on timing. The termination, modification or suspension of projects currently in backlog could have a material adverse effect on our business, operating results, cash flows or financial condition.

Loss of a single customer contract could significantly decrease revenue.

Prospective customers may be incentivized to use another dredging company other than the Company. The Company could lose future contracts for work to competitors or could be forced to accept lower margins on contracts. Lower utilization, workforce reductions or asset relocations could have a material adverse effect on our business, operating results, cash flows or financial condition.

While the Company does not currently have significant operations or equipment in the Middle East, we may seek contracts there in the future. Certain factors have occurred suggesting that future revenues from projects with governments in the Middle East could decrease. The contraction in Middle East commercial and real estate development have slowed the rate of the region's infrastructure development. If the diplomatic relationship of the United States or our commercial relationship with governments in the Middle East is significantly negatively impacted or terminated, or we encounter significant difficulties in obtaining licensing or permits to do business in these countries, the Company's international revenues would be materially and adversely impacted. If the government of Bahrain or Saudi Arabia further curtails its infrastructure investment or diversifies its use of dredging vendors, our revenue from these customers could decline further.

Inability to obtain secure financing or financing on favorable terms for our new vessels.

We have previously disclosed our plans to build new vessels which requires significant capital expenditures. Unforeseen issues could arise in our ability to obtain secure financing or to obtain secure financing on terms favorable to us for building such vessels. This includes our new offshore wind vessel, the second new build hopper dredge, and other potential future vessels. The inability to obtain favorable financing may also impact our ability to bring the new vessels into service within the timeline anticipated by the Company, which may have an adverse effect on our business, financial position and/or results of operations.

Inability to secure contracts to utilize new offshore wind vessel.

We have previously disclosed the build of our new offshore wind vessel that is in progress. Our ability to obtain customers and/or contracts on terms favorable to the Company to utilize this new vessel for subsea rock installation for wind turbines could be impacted by unforeseen market conditions. As the costs to build this new vessel have already been incurred, the lack of a secure customer base and favorable secure contracts could have a material adverse effect on the Company's business, financial position and results of operations.

Unforeseen delays and cost overruns could delay or halt plans to build new vessels and, as a result, negatively impact our business strategy.

We have previously disclosed our plans to build new vessels. Unknown mechanical or engineering issues involving new vessels could adversely affect the Company's business, operating results, cash flows or financial condition. Our future revenues and profitability will also be impacted to some extent by our ability to secure financing for new vessels and bring them into service within the timeline anticipated by the Company. The Company contracts with shipyards to build new vessels and currently has vessels under construction. Construction projects are subject to risks of delay and cost overruns, resulting from shortages of equipment, materials and skilled labor; lack of shipyard availability; unforeseen design and engineering problems; work stoppages; weather interference; unanticipated cost increases; unscheduled delays in the delivery of material and equipment; and financial and other difficulties at shipyards including labor disputes, shipyard insolvency and inability to obtain necessary certifications and approvals. Delays may also occur as a result of a shipyard giving priority to other customers. A significant delay in the construction of new vessels or a shipyard's inability to perform under the construction contract could negatively impact the Company's ability to fulfill contract commitments and to realize timely revenues with respect to vessels under construction. Significant cost overruns or delays for vessels under construction could also adversely affect the Company's business, operating results, cash flows or financial condition. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, could also substantially increase the cost of such construction beyond what we currently expect such costs to be.

We have previously disclosed our plans to expand into the offshore wind market. Unknown changes to environmental needs and regulations and changes in the policies of the U.S. Presidential Administration could delay or halt plans to expand our new offshore wind projects, which would adversely impact our business strategy and affect the Company's operating results, cash flows or financial condition. Our future revenues and profitability will also be impacted to some extent if we are unable to obtain favorable steel prices or unable to obtain secure financing for new offshore wind vessels and bring them into service within the timeline anticipated by the Company.

Our business would be adversely affected if we failed to comply with Jones Act provisions on coastwise trade, or if those provisions were modified or repealed.

We are subject to the Jones Act and other federal laws that restrict dredging in U.S. waters and maritime transportation between points in the United States to vessels operating under the U.S. flag, built in the United States, at least 75% owned and operated by U.S. citizens and manned by U.S. crews. We are responsible for monitoring the ownership of our common stock to ensure compliance with these laws. If we do not comply with these restrictions, we would be prohibited from operating our vessels in the U.S. market, and under certain circumstances we would be deemed to have undertaken an unapproved foreign transfer, resulting in severe penalties, including permanent loss of U.S. dredging rights for our vessels, fines or forfeiture of the vessels.

In the past, interest groups have unsuccessfully lobbied Congress to modify or repeal the Jones Act to facilitate foreign flag competition for trades and cargoes currently reserved for U.S. flag vessels under the Jones Act. We believe that continued efforts may be made to modify or repeal the Jones Act or other federal laws currently benefiting U.S. flag vessels. If these efforts are ever successful, it could result in significantly increased competition and have a material adverse effect on our business, results of operations, cash flows or financial condition.

In addition, Customs and Border Protection ("CBP"), the federal agency that interprets the Jones Act, may issue letter rulings which adversely impact our business. In the past, CBP has issued letter rulings which have the potential to adversely impact Jones Act qualified vessels to be the exclusive operators in certain sectors of the new United States offshore wind industry. The Company has challenged these CBP letter rulings in federal court in Houston, Texas, citing the "Plain Language" of the Jones Act. An adverse ruling in this suit, as well as other adverse letter rulings by CBP, may adversely impact our competitive advantage in the United States offshore wind industry, which could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Our operating costs depend significantly on the price of petroleum-based products, and price increases could adversely affect our profits.

Fuel prices fluctuate based on market events outside of our control. We use diesel fuel and other petroleum-based products to operate our equipment used in our dredging contracts. Fluctuations in supplies relative to demand and other factors can cause unanticipated increases in their cost. Most of our contracts do not allow us to adjust our pricing for higher fuel costs during a contract term and we may be unable to secure price increases reflecting rising costs when renewing or bidding contracts. In addition, the International Maritime Organization issued regulations regarding use of low sulfur fuel, which has increased the demand for low sulfur fuel. We use low sulfur fuel in many of our domestic operations, and future increases in the costs of fuel and other petroleum-based products used in our business, particularly if a bid has been submitted for a contract and the costs of those products have been estimated at amounts less than the actual costs thereof, could result in a lower profit, or even a loss, on one or more contracts.

Our investing and operating costs depend significantly on the prices of new build and general maintenance and repair materials, and price increases due to high nationwide inflation could adversely affect our profits.

The prices of steel and other materials to build and develop new vessels, as well as to maintain and/or repair our existing vessels, fluctuate based on market events outside of our control, which had an adverse effect on our results of operations in 2022. Most of our new build contracts do not allow us to adjust our pricing for higher material costs during a contract term. When renewing contracts, we may be unable to secure price increases reflecting the rising costs of inflation. Such future increases in the costs of steel and other materials used to build new vessels, particularly if a bid or renewal has been submitted for a contract and the costs of the required products have been estimated at amounts less than the actual costs incurred, could result in a lower profit, or even a loss, on one or more contracts. Additionally, the increased cost of steel and other materials may adversely impact the cost of general maintenance and/or repairs of our existing vessels.

An inability to obtain bonding or letters of credit would limit our ability to obtain future contracts, which could, along with any draws on existing arrangements, adversely affect our business, operating results, cash flows and financial condition.

We are generally required to post bonds in connection with our domestic dredging contracts and bonds or letters of credit with our foreign dredging contracts, certain private domestic dredging contracts, and offshore wind contracts to ensure job completion if we ever fail to finish a project. We have entered into bonding agreements with the sureties, or the "Sureties", pursuant to which the Sureties issue bid bonds, performance bonds and payment bonds, and provide guarantees required by us in the day-to-day operations of our dredging business. The Company currently has outstanding bonds with Argo, Chubb, Travelers, and Liberty. Historically, we have had a strong bonding capacity, but surety companies issue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of collateral as a condition to issuing any bonds. With respect to our foreign dredging, certain private domestic dredging, and our offshore wind business, we generally obtain letters of credit under our Amended Credit Agreement. However, access to our senior credit facility under our Amended Credit Agreement may be limited by failure to meet certain levels of availability or other defined financial or other requirements. If we are unable to obtain bonds or letters of credit on terms reasonably acceptable to us, our ability to take on future work would be severely limited.

In connection with the sale of our historical demolition business, we were obligated to keep in place the surety bonds on pending demolition projects for the period required under the respective contract for a project. In 2017, we were notified by Zurich of an alleged default triggered on a historical demolition surety performance bond in the aggregate amount of approximately $20 million for failure of the contractor to perform in accordance with the terms of a project. Zurich drew upon the letter of credit in the amount of $20.9 million. In order to fund the draw on the letter of credit, we had to increase the borrowings on our revolving credit facility. As the outstanding letters of credit previously reduced our availability under the revolving credit facility, this draw down on our letter of credit did not impact our liquidity or capital availability. However, in the future, other defaults (or alleged defaults) triggered under any of our surety bonds could have a material adverse effect on our business, results of operations, cash flows or financial condition.

We may be adversely impacted by global health concerns.

We have experienced, and may continue to experience, project delays and supply chain issues as a result of COVID-19 and its variants. In addition, certain of our contractors, such as shipyards and subcontractors on projects, have experienced and may continue to experience personnel issues, which might delay our new build program and maintenance of our vessels. These delays and increased costs could continue in the future, and may increase if new, more deadly, variants arise and become widespread, or if a new, unanticipated global or domestic health emergency should arise. We may have additional delays or cancelations in current or future projects. Funds for dredging projects may also be diverted for public health, economic, or other priorities. We may experience adverse impacts to our business as a result of COVID-19 and its variants, as well as currently unknown or anticipated global health emergencies, and their respective effects on global economies and financial markets, including any recession or economic downturn that has occurred or may occur in the future.

If another pandemic, epidemic or outbreak of an infectious disease or other public health crisis were to affect our markets or facilities or those of our suppliers, our business could be adversely affected. Another pandemic could cause disruptions in and restrictions on our ability to travel, and in the future these disruptions and restrictions could restrict our ability to perform work for future projects in different locations. If an infectious disease were to have a widespread outbreak at one or more of our vessels or facilities, our operations may be affected significantly, our productivity may be affected, key personnel necessary to conduct our operations or replacement crew may be unavailable, our ability to complete projects in accordance with our contractual obligations may be affected, and we may incur increased labor and materials costs. If the shipyards with which we contract were affected by a new outbreak of infectious disease, repairs of our vessels as well as new construction may be delayed and we may incur increased labor and materials costs. In addition, we may experience difficulties with certain suppliers or with vendors in their supply chains, and our business could be affected if we become unable to procure essential supplies or services in adequate quantities and at acceptable prices.

Our clients, which are the Corps, private clients and other federal, state or local agencies, may be impacted by a pandemic or other health emergency, and if prolonged, these impacts may lead to cancelations or delays in projects. Overall, the potential impact of a pandemic, epidemic or outbreak of an infectious disease with respect to our markets or our facilities is difficult to predict and could adversely impact our business.

Acquisitions involve integration, consolidation and strategic risks and may involve significant transaction expenses and unexpected liabilities, which could adversely affect our business and results of operations.

We may seek business acquisition activities in the future as a means of broadening our offerings and capturing additional market opportunities by our business units. We may be exposed to certain additional risks resulting from these activities. Acquisitions may expose us to operational challenges and risks, including:

- the effects of valuation methodologies which may not accurately capture the value proposition;

- the failure to integrate acquired businesses into our operations, financial reporting and controls with the efficiency and effectiveness initially expected resulting in a potentially significant detriment to our financial results and our operations as a whole;

- the management of the growth resulting from acquisition activities;

- the inability to capitalize on expected synergies;

- the assumption of liabilities of an acquired business (for example, litigation, tax liabilities, environmental liabilities), including liabilities that were contingent or unknown at the time of the acquisition and that pose future risks to our working capital needs, cash flows and the profitability of related operations;

- the assumption of unprofitable projects that pose future risks to our working capital needs, cash flows and the profitability of related operations;

- the risks associated with entering new markets;

- diversion of management's attention from our existing business;

- failure to retain key personnel, customers or contracts of any acquired business;

- potential adverse effects on our ability to comply with terms and covenants in our existing debt financing;

- potential impairment of acquired intangible assets; and

- additional debt financing, which may not be available on attractive terms.

We may not have the appropriate management, financial or other resources needed to integrate any businesses that we acquire. Any future acquisitions may result in significant transaction expenses and unexpected liabilities.

Divestitures and discontinued operations could negatively impact our business, and any retained liabilities could adversely affect our financial results.

As part of our strategic process, we review our operations for assets and businesses which may no longer be aligned with our strategic initiatives and long-term objectives. For example, we have divested our historical environmental & infrastructure business and historical demolition business. We continue to review our assets and strategy and may pursue additional divestitures. Divestitures pose risks and challenges that could negatively impact our business, including required separation or carve-out activities and costs, disputes with buyers or potential impairment charges. We may also dispose of a business at a price or on terms that are less than we had previously anticipated or fail to close a transaction at all. Dispositions may also involve continued financial involvement, as we may be required to retain responsibility for, or agree to indemnify buyers against contingent liabilities related to businesses sold, such as lawsuits, surety obligations, tax liabilities, or environmental matters. It may also be difficult to determine whether a claim from a third party stemmed from actions taken by us or by another party and we may expend substantial resources trying to determine which party has responsibility for the claim. Under these types of arrangements, performance by the divested businesses or other conditions outside of our control could affect future financial results and such claims or conditions may divert management attention from our continuing business.

During the second quarter of 2014, the Company completed the sale of its historical demolition business. In connection with the sale, the Company retained responsibility for various pre-closing liabilities and obligations and may incur costs and expenses related to these items and asset recoveries. It is possible that claims, which could be material, could be made against the Company by virtue of the agreement pursuant to which the Company's historical demolition business was sold. In connection with the sale of our historical demolition business, we were obligated to keep in place the surety bonds on pending demolition projects for the period required under the respective contract for a project. As noted above, if there should be a default (or alleged default) triggered under any of the surety bonds for the historical demolition business, it could have a material adverse effect on our ability to obtain bonds and on our business, results of operations, cash flows or financial condition.

During the second quarter of 2019, the Company completed the sale of the historical environmental & infrastructure business. The Company retained responsibility for pre-closing liabilities and indemnification for breaches of our representations and warranties in the sale agreement. If the buyer made a claim against any of our indemnifications or if any payments became due in connection with any pre-closing liability, they could be material to results of operations, cash flows or financial condition.

If we do not realize the expected benefits or synergies of any divestiture transaction or if we underestimated the valuation of the charge related to placing an asset held for sale in discontinued operations, our consolidated financial position, results of operations and cash flows could be negatively impacted. Any divestiture may result in a dilutive impact to our future earnings if we are unable to offset the dilutive impact from the loss of revenue associated with the divestiture, as well as significant write-offs, including those related to goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition.

We could face liabilities and/or damage to our reputation as a result of legal and regulatory proceedings.

We operate in a highly regulated environment with constantly evolving legal and regulatory frameworks. From time to time, we are subject to legal and regulatory proceedings in the ordinary course of our business. These include proceedings relating to aspects of our businesses that are specific to us and proceedings that are typical in the businesses in which we operate.

We are currently a defendant in a number of litigation matters, including those described in Item 3. "Legal Proceedings" of this Annual Report on Form 10-K. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts of damages. These matters are also subject to many uncertainties, and it is possible that some of these matters could ultimately be decided, resolved or settled adversely to the Company. An adverse outcome in a legal or regulatory matter could, depending on the facts, have an adverse effect on our business, results of operations, cash flows or financial condition.

Furthermore, whether the ultimate outcomes are favorable or unfavorable, these matters can also have significant adverse reputational impacts, including negative publicity and press speculation about us, whether valid or not, which may be damaging to our business, results of operations, cash flows or financial condition.

Liabilities for the obligations of our joint ventures, partners and subcontractors could materially decrease our profitability and liquidity.

Some of our projects are performed through joint ventures and similar arrangements with other parties. In addition to the usual liability of contractors for the completion of contracts and the warranty of our work, if work is performed through a joint venture or similar arrangement, we also have potential liability for the work performed by the joint venture or arrangement or a performance or payment default by another member of the joint venture or arrangement. In these projects, even if we satisfactorily complete our project responsibilities within budget, we may incur additional unforeseen costs due to the failure of the other party or parties to the arrangement to perform or complete work, fund expenditures, or make payments in accordance with contract specifications. In some joint ventures and similar arrangements, we may not be the controlling member. In these cases, we may have limited control over the actions of the joint venture. In addition, joint ventures or arrangements may not be subject to the same requirements regarding internal controls and internal control over financial reporting that we follow. To the extent the controlling member makes decisions that negatively impact the joint venture or arrangement or internal control problems arise within the joint venture or arrangement, it could have a material adverse impact on our business, results of operations, cash flows or financial condition.

Depending on the nature of work required to complete the project, we may choose to subcontract a portion of the project. In our industries, the prime contractor is often responsible for the performance of the entire contract, including subcontract work. Thus, we are subject to risks associated with the failure of one or more subcontractors to perform as anticipated. In addition, in some cases, we pay our subcontractors before our customers pay us for the related services. If we choose, or are required, to pay our subcontractors for work performed for customers who fail to pay, or delay paying us for the related work, we could experience a material decrease in profitability and liquidity.

New tariffs have increased our costs and could adversely affect our business operations, revenues and profits.

In recent years, the United States has imposed Section 232 tariffs and other import taxes on certain steel and aluminum products, such as imported dredge-related machinery and pipes. These tariffs and other import taxes have increased the prices of these inputs. Increased prices for imported steel and aluminum products have led domestic sellers to respond with market-based increases to prices for such inputs as well. We cannot be sure of the ultimate effect such tariffs or any additional import taxes will have on our operating profits. If we are not able to pass these price increases on to our customers or to secure adequate alternative sources for such inputs on a timely basis, the tariffs and other import taxes may have a material adverse effect on our business operations, revenues and profits.

Our business could suffer in the event of a work stoppage by our unionized labor force.

We are a party to numerous collective bargaining agreements in the U.S. that govern our industry's relationships with our unionized hourly workforce. Two unions represent approximately 74% of our hourly dredging employees—the IUOE Local 25 and the Seafarers International Union. The Company's master and ancillary contracts with IUOE Local 25 expire in September 2024. Our agreements with the Seafarers International Union will expire on February 28, 2023, however, negotiations began in January for a renewal agreement to be effective on March 1, 2023. While we expect that the membership will have a tentative agreement before expiration of the current agreement, we cannot be certain that will occur. The inability to successfully renegotiate contracts with these unions as they expire, or any future strikes, employee slowdowns or similar actions by one or more unions could have a material adverse effect on our ability to operate our business.

Liabilities imposed by federal laws for job-related claims by seagoing employees could increase our costs and reduce our profitability.

Substantially all of our maritime employees are covered by provisions of the Jones Act, the U.S. Longshore and Harbor Workers' Compensation Act, the Seaman's Wage Act and general maritime law. These laws typically operate to make liability limits established by state workers' compensation laws inapplicable to these employees and to permit these employees and their representatives to pursue actions against employers for job-related injuries in federal or state courts. Because we are not generally protected by the limits imposed by state workers' compensation statutes with respect to our seagoing employees, we have greater exposure for claims made by these employees as compared to industries whose employees are not covered by these provisions. Successful claims could materially increase our costs and reduce our profitability. Further, the number and resolution of these claims could increase our insurance costs.

The significant operating risks and hazards inherent in the operation of our business could result in personal or property damage, which could result in losses or liabilities to us.

The dredging business is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, encountering unusual or unexpected geological formations, cave-ins below water levels, collisions, disruption of transportation services, flooding and unexploded ordnance. These risks could result in personal injury, damage to or destruction of, dredges, barges transportation vessels, other maritime vessels, other structures, buildings or equipment, environmental damage, performance delays, monetary losses or legal liability to third parties. We may also be exposed to disruption of our operations, early termination of projects, unanticipated recovery costs and loss of use of our equipment that may materially adversely affect our business, results of operations, cash flows or financial condition.

Our safety record is an important consideration for our customers. Some of our customers require that we maintain certain specified safety record guidelines to be eligible to bid for contracts with these customers. Furthermore, contract terms may provide for automatic termination or forfeiture of some of our contract revenue in the event that our safety record fails to adhere to agreed-upon guidelines during performance of the contract. As a result, if serious accidents or fatalities occur or our safety record were to deteriorate, we may be ineligible to bid on certain work, and existing contracts could be terminated or less profitable than expected. Adverse experience with hazards and claims could have a negative effect on our reputation with our existing or potential new customers and our prospects for future work.

We may be unable to identify and contract with qualified MBE or DBE contractors to perform as subcontractors, which could materially and adversely impact our financial position, results of operations, cash flows and liquidity.

Certain of our government agency projects contain goals for minimum minority business enterprise ("MBE") and/or disadvantaged business enterprise ("DBE") participation clauses. If we subsequently fail to reach our goals for the minimum MBE and/or DBE participation, we may be held responsible for breach of contract, which may include restrictions on our ability to bid on future projects as well as monetary damages. To the extent we are responsible for monetary damages, the total costs of the project could exceed our original estimates, we could experience reduced profits or a loss for that project and there could be a material adverse impact to our financial position, results of operations, cash flows and liquidity.

Risks Related to our Financing

We have substantial indebtedness, which makes us more vulnerable to adverse economic and competitive conditions.

We currently have a substantial amount of indebtedness. As of December 31, 2022, we had indebtedness of $325.0 million, consisting of our senior subordinated notes. As of December 31, 2022, we had no borrowings on our revolving credit facility and approximately $16.4 million of undrawn letters of credit, leaving $245.7 million of additional borrowing capacity under our revolving credit facility. These figures exclude contingent obligations, including $0.7 billion of performance bonds outstanding under the Company's agreements with the Sureties and other bonding agreements. Our level of indebtedness could:

- require us to dedicate a portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital and capital expenditures, pay dividends and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and our industries;

- affect our competitiveness compared to our less leveraged competitors;

- increase our exposure to both general and industry-specific adverse economic conditions; and

- limit, among other things, our ability to borrow additional funds and issue performance letters of credit.

We and our subsidiaries also may be able to incur substantial additional indebtedness in the future. The terms of our revolving credit facility and the indenture under which our senior subordinated notes are issued limit, but do not prohibit, us or our subsidiaries from incurring additional indebtedness. If new indebtedness is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

Terms and covenants in our financing arrangements limit, and other future financing agreements may limit, our ability to operate our business.

The credit agreement governing our senior revolving credit facility and the indenture governing our senior notes contain, and any of our other future financing agreements may contain terms and covenants imposing operating and financial restrictions on our business.

For example, the maximum borrowing capacity under the Amended Credit Agreement is determined by a formula and may fluctuate depending on the value of the collateral included in such formula at the time of determination. If the value of our collateral were to decrease, our borrowing capacity on which we are able to draw additional funds or issue letters of credit could be limited. In addition, the credit agreement governing our senior revolving credit facility requires us to satisfy a fixed charge coverage ratio under certain circumstances. If we fail to satisfy such covenant, we would be in default and the lenders (through the administrative agent or collateral agent, as applicable) could elect to declare all amounts outstanding to be immediately due and payable, enforce their interests in the collateral pledged and/or restrict our ability to make additional borrowings, as applicable. The covenants in the credit agreement governing our senior revolving credit facility and the indenture governing our senior notes, subject to specified exceptions and to varying degrees, restrict our ability to, among other things:

- incur additional indebtedness;

- create, incur, assume or permit to exist any liens;

- enter into sale and leaseback transactions;

- enter into operating leases;

- make investments, loans and advancements;

- merge, consolidate or reorganize with, or dispose of all or substantially all assets to, a third party;

- sell assets;

- make acquisitions;

- pay dividends;

- enter into transactions with affiliates;

- prepay or redeem other indebtedness; and

- issue certain types of capital stock.

These restrictions may interfere with our ability to obtain financings or to engage in other business activities, which could have a material adverse effect on our results of operations, cash flows or financial condition.

Adverse capital and credit market conditions may affect our ability to access capital and meet liquidity needs.

The domestic and worldwide capital and credit markets may experience significant volatility, disruptions and dislocations with respect to price and credit availability. Should we need additional funds or to refinance our existing indebtedness, we may not be able to obtain such additional funds or refinancing on acceptable terms, or at all.

We need liquidity to pay our operating and capital expenses, interest on our debt and remaining obligations on our new build program. Without sufficient liquidity, we will be forced to curtail our operations, and our business will suffer. The principal sources of our liquidity are cash flow from operations and borrowings under our senior revolving credit facility. Earnings from our operations and our working capital requirements can vary significantly from period to period based primarily on the mix of our projects underway and the percentage of project work completed during the period. Capital expenditures may also vary significantly from period to period. While we manage cash requirements for working capital and capital expenditure needs, unpredictability in cash collections and payments has required us in the past and may in the future require us to borrow on our line of credit from time to time to meet the needs of our operations.

In the event these resources do not satisfy our liquidity needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, the general availability of credit, the volume of trading activities, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects if the level of our business activity decreased due to a market downturn. If internal sources of liquidity prove to be insufficient, we may not be able to successfully obtain additional financing on favorable terms, or at all.

Regulatory requirements for derivative transactions could adversely impact our ability to hedge interest rate, currency or commodity risks.

We may enter into interest rate swap agreements to manage the interest rate paid with respect to our fixed rate indebtedness, foreign exchange forward contracts to hedge currency risk and heating oil commodity swap contracts to hedge the risk that fluctuations in diesel fuel prices will have an adverse impact on cash flows associated with our domestic dredging contracts. The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank") and regulations adopted by a number of U.S. federal regulatory agencies created a comprehensive statutory and regulatory framework for derivative transactions, including foreign currency and other over-the-counter derivative hedging transactions. While a number of provisions of Dodd-Frank have been implemented, certain key provisions have not yet been implemented or remain subject to uncertainty. Furthermore, certain provisions of Dodd-Frank may be modified or repealed in the future. Any substantial change in the financial regulatory environment could create additional new compliance costs for us or cause us to alter the manner in which we manage risk, which could have a materially adverse effect on our business. The rules adopted or to be adopted under Dodd-Frank may significantly reduce our ability to execute strategic hedges to manage our interest expense, reduce our fuel commodity uncertainty and hedge our currency risk thus protecting our cash flows. In addition, the banks and other derivatives dealers who are our contractual counterparties are required to comply with extensive regulation under Dodd-Frank. The cost of our counterparties' compliance will likely be passed on to customers such as ourselves, thus potentially decreasing the benefits to us of hedging transactions and potentially reducing our profitability.

We may be subject to foreign exchange risks, which could result in large cash losses.

We are exposed to market risk associated with changes in foreign currency exchange rates. The primary foreign currencies to which the Company has exposure are the Bahraini Dinar and the Euro. We have unhedged foreign currency exposure related to the new inclined fall-pipe vessel for subsea rock installation build, in particular, as it relates to the procurement of steel for this build. Our international contracts may be denominated in foreign currencies, which will result in additional risk of fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. Changes in the value of foreign currencies could increase our U.S. dollar costs for, or reduce our U.S. dollar revenues from, our foreign operations. Any increased costs or reduced revenues as a result of foreign currency fluctuations could affect our profits.

Our investments in, and extensions of payment terms for, privately financed projects could result in significant losses.

We have participated and may continue to participate in privately financed projects that enable state and local governments and other customers to finance dredging, such as dredging of local navigable waterways and lakes, coastal protection and infrastructure projects. These projects typically include the facilitation of non-recourse financing and the provision of dredging, environmental, infrastructure, and related services. We may incur contractually reimbursable costs and may accept extended payment terms, extend debt financing and/ or make an equity investment in an entity prior to, in connection with, or as part of project financing, and in some cases we may be the sole or primary source of the project financing. Project financing may also involve the use of real estate, environmental, wetlands or similar credits. If a project is unable to obtain other financing on terms acceptable to it in amounts sufficient to repay or redeem our investments, we could incur losses on our investments and any related contractual receivables. After completion of these projects, the return on our equity investments can be dependent on the operational success of the project and market factors or sale of the aforementioned credits, which may not be under our control. As a result, we could sustain a loss of part or all of our equity investments in such projects or have to recognize the value of the credits at a lower amount than expected in the contract bid.

Risks Related to our Stock

Our common stock is subject to restrictions on foreign ownership.

We are subject to government regulations pursuant to the Dredging Act, the Jones Act, the Shipping Act and the vessel documentation laws set forth in Chapter 121 of Title 46 of the United States Code. These statutes require vessels engaged in the transport of merchandise or passengers or dredging in the navigable waters of the U.S. to be owned and controlled by U.S. citizens. The U.S. citizenship ownership and control standards require the vessel-owning entity to be at least 75% U.S.-citizen owned. Our certificate of incorporation contains provisions limiting non-citizenship ownership of our capital stock. If our board of directors determines that persons who are not citizens of the U.S. own more than 22.5% of our outstanding capital stock or more than 22.5% of our voting power, we may redeem such stock. The required redemption price could be materially different from the current price of our common stock or the price at which the non-citizen acquired the common stock. If a non-citizen purchases our common stock, there can be no assurance that they will not be required to divest the shares and such divestiture could result in a material loss. Such restrictions and redemption rights may make our equity securities less attractive to potential investors, which may result in our common stock having a lower market price than it might have in the absence of such restrictions and redemption rights.

Delaware law and our charter documents may impede or discourage a takeover that our stockholders may consider favorable.

The provisions of our certificate of incorporation and bylaws may deter, delay or prevent a third-party from acquiring us. These provisions include:

- limitations on the ability of stockholders to amend our charter documents, including stockholder supermajority voting requirements;

- the inability of stockholders to call special meetings;

- a classified board of directors with staggered three-year terms;

- advance notice requirements for nominations for election to the board of directors and for stockholder proposals; and

- the authority of our board of directors to issue, without stockholder approval, up to 1,000,000 shares of preferred stock with such terms as the board of directors may determine and to issue additional shares of our common stock.

We are also subject to the protections of Section 203 of the Delaware General Corporation Law, which prevents us from engaging in a business combination with a person who acquires at least 15% of our common stock for a period of three years from the date such person acquired such common stock, unless board or stockholder approval was obtained.

These provisions could have the effect of delaying, deferring or preventing a change in control of our company, discourage others from making tender offers for our shares, lower the market price of our stock or impede the ability of our stockholders to change our management, even if such changes would be beneficial to our stockholders.

Our stockholders may not receive dividends because of restrictions in our debt agreements or Delaware law.

Our ability to pay dividends is restricted by the agreements governing our debt, including our Amended Credit Agreement, our bonding agreements and the indenture governing our senior unsecured notes. In addition, under Delaware law, our board of directors may not authorize payment of a dividend unless it is either paid out of our surplus, as calculated in accordance with the Delaware General Corporation Law, or, if we do not have a surplus, it is paid out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. To the extent we do not have adequate surplus or net profits, we will be prohibited from paying dividends.

Significant fluctuations in the market price of our common stock may affect the ability of holders to resell our common stock at prices that they find attractive.

The price of our common stock on the NASDAQ Global Market constantly changes. We expect that the market price of our common stock will continue to fluctuate. The market price of our common stock may fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

- changes in market conditions;

- quarterly variations in our operating results;

- operating results that vary from the expectations of management, securities analysts and investors;

- changes in expectations as to our future financial performance;

- announcements of strategic developments, significant contracts, acquisitions and other material events by us or our competitors;

- the operating and securities price performance of other companies that investors believe are comparable to us;

- future sales of our equity or equity-related securities;

- changes in the economy and the financial markets;

- departures of key personnel;

- changes in governmental regulations; and

- geopolitical conditions, such as acts or threats of terrorism, political instability, civil unrest or military conflicts.

In addition, in recent years, global stock markets have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons often unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our operating results.

Volatility in the financial markets could cause a decline in our stock price, which could trigger an impairment of the goodwill of individual reporting units that could be material to our consolidated financial statements. A significant drop in the price of our stock could also expose us to the risk of securities class action lawsuits, which could result in substantial costs and divert management's attention and resources, which could adversely affect our business. Additionally, volatility or a lack of positive performance in our stock price may adversely affect our ability to retain key employees, many of whom are awarded equity securities, the value of which is dependent on the performance of our stock price.

General Risk Factors

Our methods of accounting for recognizing revenue involve significant estimates and could result in a change in previously recorded revenue and profit.

We recognize revenue on our projects using generally accepted accounting principles in the United States ("GAAP") including guidance from Revenue from Contracts with Customers, as amended (commonly referred to as ASC 606) subsequent to year-end December 31, 2017. The majority of our work is performed on a fixed-price basis. Contract revenue is recorded over time based on estimates which we develop from information known to us at the time of recording, but which may change. The cumulative impact of revisions to estimates is reflected in the period in which these changes are experienced or become known. Given the risks associated with the variables in these types of estimates, it is possible for actual costs to vary from estimates previously made, which may result in reductions or reversals of previously recorded net revenues and profits.

Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all.

We maintain various insurance policies, including hull and machinery, pollution liability, general liability and personal injury. We partially self-insure risks covered by our policies. While we reserve for such self-insured exposures when appropriate for accounting purposes, we are not required to, and do not, specifically set aside funds for the self-insured portion of claims. We may not have insurance coverage or sufficient insurance coverage for all exposures potentially arising from a project. Furthermore, in situations where there is insurance coverage, if multiple policies are involved, we may be subject to a number of self-retention or deductible amounts which in the aggregate could have an adverse effect on our business, results of operations, cash flows or financial condition. At any given time, we are subject to Jones Act personal injury claims and claims from general contractors and other third parties for personal injuries. Our insurance policies may not be adequate to protect us from liabilities that we incur in our business. We may not be able to obtain similar levels of insurance on reasonable terms, or at all. Our inability to obtain such insurance coverage at acceptable rates or at all could have a material adverse effect on our business, results of operations, cash flows or financial condition.

If we are unable to find, attract and retain skilled labor and key personnel, including governance personnel, our business, results of operations, cash flows or financial condition could be materially and adversely affected.

Our ability to attract and retain reliable, qualified personnel is a significant factor that enables us to successfully bid for and profitably complete our work. This includes members of our board of directors, management, project managers, estimators, skilled engineers, supervisors, foremen, equipment operators and laborers. The loss of the services of any of our management could have a material adverse effect on us. If we do not succeed in retaining our current key employees and attracting, developing and retaining new highly-skilled employees, our reputation may be harmed and our operations and future earnings may be negatively impacted. We may not be able to maintain an adequate skilled labor force necessary to operate efficiently and to support our growth strategy. We have from time to time experienced, and may in the future experience, shortages of certain types of qualified equipment operating personnel. We have experienced, and may continue to experience, some difficulty finding skilled labor in the current labor shortage market. The supply of experienced engineers, project managers, field supervisors and other skilled workers may not be sufficient to meet current or expected demand. If we are unable to hire employees with the requisite skills, we may also be forced to incur significant training expenses. The occurrence of any of the foregoing could have an adverse effect on our business, results of operations, cash flows or financial condition.

In addition, any abrupt changes in our management or board of directors may lead to concerns regarding the direction or stability of our business, which may be exploited by our competitors, result in the loss of business opportunities, cause concern to our current or potential customers or suppliers, or make it more difficult to retain existing personnel or attract and retain new personnel. Changes in management or the board could be time-consuming, result in significant additional costs to us and could be disruptive of our operations and divert the time and attention of management and our employees away from our business operations and executing on our strategic plan. The unexpected loss of members of our board of directors or senior management team could be disruptive to our operations, jeopardize our ability to raise additional funding and have an adverse effect on our business. The failure of our directors or any new members of our board of directors or management to perform effectively could have a significant negative impact on our business, financial condition and results of operations.

Disruption, failure, data corruption, cyber-based attacks or security breaches of our IT systems could adversely affect our business and results of operations.

We rely on information technology ("IT") systems in order to achieve our business objectives, including to transmit and store electronic information, to capture knowledge of our business including vessel operation systems containing information about production, efficiency and vessel positioning, to conduct our accounting, financial and treasury activities, to store historical financial, project and proprietary information, to monitor our vessel maintenance and engine systems, and to communicate within the organization and with customers, suppliers, partners and other third parties. Our portfolio of hardware and software products, solutions and services and our enterprise IT systems may be vulnerable to damage or disruption caused by circumstances beyond our control such as catastrophic events, power outages, natural disasters and computer system or network failures. The Company's IT systems may also be subject to cybersecurity attacks including malware, other computer viruses or malicious software, spoofing or phishing email attacks, attempts to gain unauthorized access to our data, the unauthorized release, corruption or loss of its data, loss or damage to its data delivery systems and other electronic security breaches. The failure or disruption of our IT systems to perform as anticipated for any reason could disrupt our business and result in decreased performance, significant remediation costs, transaction errors, loss of data, processing inefficiencies, downtime, failure to properly estimate the work or costs associated with projects, litigation and the loss of customers or suppliers. A significant disruption or failure could have a material adverse effect on our business, operating results, cash flows or financial condition.

Impairments to our goodwill or other intangible assets could negatively affect our financial condition and results of operations.

Under current accounting guidelines, we must assess, at least annually and potentially more frequently, whether the value of our goodwill and other intangible assets have been impaired. Any impairment of goodwill or other intangible assets as a result of such analysis would result in a non-cash charge against earnings, which charge could materially adversely affect our business, operating results or financial condition. We test goodwill annually for impairment in the third quarter of each year, or more frequently should circumstances dictate. A significant and sustained decline in our future cash flows, a significant adverse change in the economic environment, slower growth rates or our stock price falling below our net book value per share for a sustained period could result in the need to perform additional impairment analysis in future periods. If we were to conclude that a future write-down of goodwill or other intangible assets is necessary, then we would be required to record a non-cash charge against earnings, which, in turn, could have a material adverse effect on our business, results of operations or financial condition.

Item 1B.   Unresolved Staff Comments.

None.

Item 2.   Properties.

The Company owns or leases the properties described below. The Company believes that its existing facilities are adequate for its operations.

The Company's headquarters are located at 9811 Katy Freeway, Suites 1000 and 1200, Houston, Texas 77024 with approximately 31,336 square feet of office space that it leases with a term expiring in 2030. As of December 31, 2022, the Company owns or leases the following additional facilities:

Location	Type of Facility	Size		Leased or Owned
Staten Island, NY	Yard	4.4	Acres	Owned
Morgan City, LA	Yard	6.4	Acres	Owned
Norfolk, VA	Yard	15.3	Acres	Owned
Norfolk, VA	Yard	16.2	Acres	Leased
Little Rock, AR	Yard	11.8	Acres	Leased
Cape Girardeau, MO	Office	726	Square feet	Owned
Cape Girardeau, MO	Storage	7,200	Square feet	Owned
Cape Girardeau, MO	Yard	18.4	Acres	Owned
Jacksonville, FL	Office	4,171	Square feet	Leased
Oakbrook Terrace, IL	Office	44,219	Square feet	Leased

Item 3.   Legal Proceedings.

For additional discussion of certain litigation involving the Company, see the disclosures under "Legal proceedings and other contingencies" included within Note 12, "Commitments and contingencies," to the Company's consolidated financial statements.

Item 4.   Mine Safety Disclosures.

Not applicable.

Part II

Item 5.   Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded under the symbol "GLDD" on the NASDAQ Global Market.

The graph below shows the cumulative total return to stockholders of the Company's common stock during a five year period ended December 30, 2022, the last trading day of our 2022 fiscal year, compared with the return on the NASDAQ Composite Index and a group of our peers which we use internally as a benchmark for our performance. The graph assumes initial investments of $100 each on December 31, 2017, in GLDD stock (assuming reinvestment of all dividends paid during the period), the NASDAQ Composite Index and the peer group companies, collectively.

COMPARISON OF 5 YEAR CUMULATIVE RETURN*
Among Great Lakes Dredge & Dock Corporation, Peer Average and NASDAQ Composite Index



* $100 invested on December 31, 2017 in stock or index, including reinvestment of dividends. Fiscal year ended December 31,

	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Great Lakes Dredge & Dock Corp	$100.00	$122.59	$209.81	$243.89	$291.11	$110.19
Peer Average (see below)	100.00	81.72	93.43	124.97	149.68	142.66
NASDAQ Composite Index	100.00	96.12	129.97	186.69	226.63	151.61

The peer group in the graph above is composed of the following member companies:

Company	Ticker
Aegion Corporation (prior to acquisition by New Mountain Capital, LLC on May 17, 2021)	AEGN
Ameresco	AMRC
Argan, Inc.	AGX
Badger Daylighting Ltd	BADFF
Construction Partners Inc	ROAD
Helix Energy Solutions group, Inc.	HLX
Helmerich & Payne, Inc.	HP
Hill International	HIL
IES Holdings	IESC
Infrastructure & Energy Alternatives (prior to acquisition by MasTec Inc on October 7, 2022)	IEA
Limbach Holdings	LMB
Logistec Corporation	LGT
Matrix Service Company	MTRX
Mistras Group	MG
MYR Group Inc.	MYRG
NV5 Global Inc	NVEE
Oceaneering International, Inc.	OII
Orion Marine Group, Inc.	ORN
Seacor Holdings (prior to merger with U.S. Shipping Corp on August 13, 2021)	CKH
Sterling Construction Company, Inc.	STRL
Team, Inc.	TISI
Tidewater Inc.	TDW

Given the usage of this peer group for compensation purposes and the fact that each peer is a capital-intensive business, the Company deems it appropriate to also use this peer group for showing the comparative cumulative total return to stockholders of Great Lakes.

Holders of Record

As of February 14, 2023, the Company had approximately 17 shareholders of record of the Company's common stock. A substantial number of holders of the Company's common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

Dividends

The Company does not currently pay dividends to its common stockholders. The declaration and payment of future dividends will be at the discretion of Great Lakes' board of directors and depends on many factors, including general economic and business conditions, the Company's strategic plans, financial results and condition, legal requirements including restrictions and limitations contained in the Company's senior credit agreement, bonding agreements and the indenture relating to the senior unsecured notes and other factors the board of directors deems relevant. Accordingly, the Company cannot ensure the size of any such dividend or that the Company will pay any future dividend.

Issuer Purchases of Equity Securities

The Company did not repurchase any shares of its common stock during the quarter ended December 31, 2022.

Item 6.   [Reserved]

Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

Great Lakes is the largest provider of dredging services in the United States which is complemented with a long history of performing significant international projects. The Company is also fully engaged in expanding its core business into the rapidly developing offshore wind energy industry. The Company operates in one operating segment, which is also the Company's one reportable segment and reporting unit.

Dredging generally involves the enhancement or preservation of the navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock. Domestically, our work generally is performed in coastal waterways and deep water ports. The U.S. dredging market consists of four primary types of work: capital, coastal protection, maintenance and rivers & lakes. Capital dredging consists primarily of port expansion projects, which involve the deepening of channels and berthing basins to allow access by larger, deeper draft ships and the provision of land fill used to expand port facilities. In addition to port work, capital projects also include coastal restoration and land reclamations, trench digging for pipelines, tunnels, and cables and other dredging related to the construction of breakwaters, jetties, canals and other marine structures. Coastal protection projects generally involve moving sand from the ocean floor to shoreline locations where erosion threatens shoreline assets. Maintenance dredging consists of the re-dredging of previously deepened waterways and harbors to remove silt, sand and other accumulated sediments. Due to natural sedimentation, most channels generally require maintenance dredging every one to three years, thus creating a recurring source of dredging work that is typically non-deferrable if optimal commercial navigability is to be maintained. In addition, severe weather such as hurricanes, flooding and droughts can also cause the accumulation of sediments or severe erosion and drive the need for maintenance and coastal protection dredging. Rivers & lakes dredging and related operations typically consist of lake and river dredging, flood control dredging, inland levee and construction dredging, environmental restoration and habitat improvement and other marine construction projects.

The Company's bid market is defined as the aggregate dollar value of domestic dredging projects on which we bid or could have bid if not for capacity constraints or other considerations ("bid market"). We experienced an average combined bid market share in the U.S. of 35% over the prior three years, including 49%, 54%, 17% and 23% of the domestic capital, coastal protection, maintenance and rivers & lakes sectors, respectively.

The Company's largest domestic customer is the U.S. Army Corps of Engineers (the "Corps"), which has responsibility for federally funded projects related to navigation and flood control of U.S. waterways. Multi-jurisdictional cost sharing arrangements are allowing the Corps to utilize funds from sources other than the federal budget to prioritize additional projects where waterway infrastructure improvements can have an impact to large regions. Although some of a project's funding may ultimately be derived from multiple sources, the Corps maintains the authority over the project and is our customer. In 2022, our revenues earned from contracts with federal government agencies were approximately 67% of total revenue, down from our prior three-year average of 79%.

The Company's fleet, which includes 17 dredges, 17 material transportation barges, one drillboat, and numerous other support vessels, is the largest and most diverse fleet of any U.S. dredging company. Our fleet of dredging equipment can be utilized on one or many types of work and in various geographic locations. This flexible approach to our fleet utilization, driven by the project scope and equipment, enables us to move equipment in response to changes in demand for dredging services to take advantage of the most attractive opportunities.

The Company's vessels are subject to periodic regulatory dry dock inspections to verify that the vessels have been maintained in accordance with the rules of the U.S. Coast Guard and the American Bureau of Shipping

("ABS") and that recommended repairs have been satisfactorily completed. Regulatory dry dock frequency is a statutory requirement mandated by the U.S. Coast Guard and the ABS. The Company's vessels undergo regulatory dry-docks every two to three years or every five years, depending on the vessel type and may also go into dry dock on an as-needed basis for upgrades, maintenance and repairs. The Company experienced regulatory dry dock inspections on five dredges in 2022. In addition, we performed emission upgrades, which required dry docking, to another vessel in preparation for a project.

The Company plans to participate in the offshore wind market, and in November 2021, the Company entered into a $197 million contract with Philly Shipyard to build the first U.S. flagged Jones Act compliant, inclined fall-pipe vessel for subsea rock installation for wind turbine foundations which is expected to be delivered and operational in the first half of 2025. This vessel represents a significant critical advancement in building the U.S. logistics infrastructure to support the future of the new U.S. offshore wind industry. The Company has begun bidding on select projects in the offshore wind market and on July 14, 2022, the Company, in consortium with Van Oord, entered into its first contract with Empire Offshore Wind, a joint venture between Equinor and BP, to perform subsea rock installation work for the Empire I and Empire II offshore wind farms in New York in 2025 and 2026. These wind farms are expected to provide over 2 Gigawatts ("GW") of renewable energy to the state of New York, which is enough renewable energy to power more than one million households in New York.

In 2021, the current presidential administration announced the ambitious goal of 30 GW of Offshore Wind by 2030 and provided $3.0 billion in federal loan guarantees for offshore wind projects. Great Lakes continues to tender bids on multiple offshore wind projects for our subsea rock installation vessel and additional contract awards are anticipated in 2023.

During the recent COVID-19 pandemic, the health and safety of our employees was and remains our primary goal. Our commitment to health and safety reaches far beyond our employees and embraces their families, our customers, and our community. The unique nature of our business requires many of our employees to live and work in close proximity to one another. We instituted and strictly adhere to rigorous measures designed to provide our employees with a safe working environment and allow them to safely execute tasks. Direct COVID-19 related costs were approximately $1.5 million and $9.9 million for the years ending December 31, 2022 and 2021, respectively.

Contract Revenues

Most of the Company's contracts are obtained through competitive bidding on terms specified by the party inviting the bid. The types of equipment required to perform the specified service, project site conditions, the estimated project duration, seasonality, location and complexity of a project affect the cost of performing the contract and the price that contractors will bid.

Fixed-price contracts, which comprise substantially all of the Company's revenue, will most often represent a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in the contracts and, therefore, not distinct. We capitalize certain pre-contract and pre-construction costs, and defer recognition over the life of the contract. Our performance obligations are satisfied over time and revenue is recognized using contract fulfillment costs incurred to date compared to total estimated costs at completion, also known as cost-to-cost, to measure progress towards completion. Contract modifications are changes in the scope or price (or both) of a contract that are approved by the parties to the contract. We recognize a contract modification when the parties to a contract approve a modification that either creates new, or changes existing, enforceable rights and obligations of the parties to the contract. Contract modifications are included in the transaction price only if it is probable that the modification estimate will not result in a significant reversal of revenue. Revisions in estimated gross profit percentages are recorded in the period during which the change in circumstances is experienced or becomes known. As the duration of most of our contracts are one year or less, the cumulative net impact of these revisions in estimates, individually and in the aggregate across our projects, does not significantly affect our results across annual reporting periods.

Provisions for estimated losses on contracts in progress are made in the period in which such losses are determined.

Costs and Expenses

The components of costs of contract revenues include labor, equipment (including depreciation, maintenance, insurance and long-term rentals), subcontracts, fuel, supplies, short-term rentals and project overhead. Hourly labor generally is hired on a project-by-project basis. The Company is a party to numerous collective bargaining agreements in the U.S. that govern our relationships with our unionized hourly workforce.

Primary Factors that Determine Operating Profitability

The Company's results of operations for a calendar or quarterly period are generally determined by the following three factors:

- *Bid wins and dredge employment*— The Company recognizes backlog upon a project being awarded. We begin to recognize revenues when a dredging contract commences a major activity on the project. The period prior to the commencement of a major activity for dredging projects can range from 45 days to six months depending on the complexity of the project and environmental work windows. Although our dredging fleet is subject to downtime for scheduled periodic maintenance and regulatory dry dockings, we seek to maximize our revenues by employing our dredging fleet on a full-time basis. If a dredge is idle (i.e., the dredge is not employed on a dredging project or undergoing scheduled periodic maintenance and repair), we do not earn revenue with respect to that dredge during the time period for which it is idle.

- *Project and dredge mix* — The Company's domestic dredging projects generally involve capital, maintenance, coastal protection and rivers & lakes work, while our foreign dredging projects generally involve capital work. In addition, our projects vary in duration which is generally driven by the type of work undertaken. In general, projects of longer duration result in less dredge downtime in a given period. For example, capital deepening projects generally span several years due to their complexity and environmental windows. Moreover, our dredges have different physical performance capabilities and typically work on certain types of dredging projects. Accordingly, our dredges have different daily revenue generating capacities.

  We generally expect to achieve different levels of gross profit margin (i.e., gross profit divided by revenues) for work performed on the different types of dredging projects and for work performed by different types of dredges. Our expected gross margin for a project is based upon our estimates at the time of the bid. Although we seek to bid on and win projects that will maximize our gross margin, we cannot control the type of dredging projects that are available for bid from time to time, the type of dredge that is needed to complete these projects, the competitive landscape at the time of bid or the time schedule upon which these projects are required to be completed. As a result, in some quarters the Company works on a mix of dredging projects that, in the aggregate, have relatively high expected gross margins (based on project type and dredges employed) and in other quarters, we work on a mix of dredging projects that, in the aggregate, have relatively low expected gross margins (based on project type and dredges employed).

- *Project execution*—The Company seeks to execute all of our projects consistent with or at a higher production than our as-bid project estimates. In general, our ability to achieve our project estimates depends upon many factors including soil conditions, weather, variances from estimated project conditions, equipment mobilization time periods, unplanned equipment downtime or other events or circumstances beyond our control. If we experience any of these events and circumstances, the completion of a project will often be accelerated or delayed, as applicable, and, consequently, we will experience project results that are better or worse than our estimates. We do our best to estimate for events and circumstances that are not within our control; however, these situations are inherent in dredging.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are discussed in the Notes to the consolidated financial statements included in Item 15 of this Annual Report on Form 10-K. The application of certain of these policies requires significant judgments or an estimation process that can affect our results of operations, financial position and cash flows, as well as the related footnote disclosures. We base our estimates on historical experience and other assumptions that we believe are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. The following accounting policies comprise those that management believes are the most critical to aid in fully understanding and evaluating our reported financial results.

Cost-to-cost method of revenue recognition— Revenue is recognized using contract fulfillment costs incurred to date compared to total estimated costs at completion, also known as cost-to-cost, to measure progress towards completion. Additionally, we capitalize certain pre-contract and pre-construction costs, and defer recognition over the life of the contract. In preparing estimates, we draw on our extensive experience in the dredging businesses. We use this experience in conjunction with the project specifications to select equipment and to design a production technique for a project. We also utilize our database of historical dredging information which includes daily costs, mobilization and dredge production references on the same or similar projects to ensure that our estimates are as accurate as possible, given current circumstances. The daily costs and project duration are significant factors in our cost estimates to complete the project. Weather events, mechanical delays or other unplanned downtime instances may cause the actual costs to complete the project to differ from these estimates.

Contract modifications are changes in the scope or price (or both) of a contract that are approved by the parties to the contract. We recognize a contract modification when the parties to a contract approve a modification that either creates new, or changes existing, enforceable rights and obligations of the parties to the contract. Contract modifications are included in the transaction price only if it is probable that the modification estimate will not result in a significant reversal of revenue. Contract modifications are routine in the performance of the Company's contracts. In most instances, contract modifications are for services that are not distinct, and, therefore, are accounted for as part of the existing contract. Revisions in estimated gross profit percentages are recorded in the period during which the change in circumstances is experienced or becomes known. As the duration of most of the Company's contracts is one year or less, the cumulative net impact of these revisions in estimates, individually and in the aggregate across projects, does not significantly affect results across annual reporting periods. Provisions for estimated losses on contracts in progress are made in the period in which such losses are determined.

Impairment of goodwill—Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying value. The Company believes that this estimate is a critical accounting estimate because: (i) goodwill is a material asset and (ii) the impact of an impairment could be material to the consolidated balance sheet and consolidated statement of operations. We perform our annual impairment test as of July 1 each year.

When conducting the annual impairment test for goodwill, the Company can choose to assess qualitative factors to determine whether it is more likely than not the fair value of the reporting unit is below its carrying value. Qualitative factors considered include macroeconomic, industry and market environments, overall financial performance and market indications of value. If a qualitative assessment determines an impairment is more likely than not, the Company is required to perform a quantitative impairment test. Otherwise, no further analysis is required. The Company also may elect to forego this step and just perform the quantitative impairment test.

When performing a quantitative impairment test, the Company assesses the fair values of its reporting unit using both an income-based approach and a market-based approach. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows. The income approach is dependent on a number of factors, including estimates of expected future revenue, profitability and capital expenditures related to our new build program, future market growth trends, forecasted revenues and expenses, working capital assumptions, appropriate discount rates and other variables. The market approach measures the value of a reporting unit through comparison to comparable companies. Under the market approach, the Company uses the guideline public company method by applying estimated market-based enterprise value multiples to the reporting unit's estimated trailing and forward Adjusted EBITDA. The Company analyzes companies that performed similar services or are considered peers. Due to the fact that there are no public companies that are direct competitors, the Company weighs the results of this approach less than the income approach.

In the current year, the Company performed both a qualitative and a quantitative goodwill impairment test. The Company performed its annual test of impairment as of July 1, 2022 and an interim test of impairment as of October 1, 2022 with no indication of impairment as of either test date. When performing the qualitative test, the Company determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount. The Company has documented the qualitative considerations and determinations to support this conclusion. When performing the quantitative test, the Company assessed the fair values of its reporting unit using both a market-based approach and an income-based approach. The assessment used estimates based on assumptions that the Company believes to be reasonable, but such assumptions are subject to unpredictability and uncertainty. Likewise, changes in terminal value and discount rate assumptions, unfavorable economic environment or market conditions and other factors in the future may cause a different assessment. Changes in these estimates and assumptions could materially affect the determination of fair value, and may result in the impairment of goodwill in the event that actual results differ from those estimates. As of the test date, the fair value of the reporting unit was in excess of its carrying value by at least 10%. The Company will continue to monitor for changes in facts or circumstances that may impact our estimates. The Company will perform its next scheduled annual test of goodwill in the third quarter of 2023 should no triggering events occur which would require a test prior to the next annual test. At December 31, 2022 and 2021, our goodwill was $76.6 million.

Results of Operations—Fiscal Years Ended December 31, 2022, 2021 and 2020

The following table sets forth the components of net income attributable to common stockholders of Great Lakes Dredge & Dock Corporation and Adjusted EBITDA, as defined below, as a percentage of contract revenues for the years ended December 31 2022, 2021 and 2020. The selected financial data presented below have been derived from the Company's consolidated financial statements; items may not sum due to rounding.

	2022	2021	2020
Contract revenues	100.0%	100.0%	100.0%
Costs of contract revenues	(95.2)	(80.0)	(76.7)
Gross profit	4.8	20.0	23.3
General and administrative expenses	(7.9)	(8.6)	(8.6)
Proceeds from loss of use claim	—	—	0.2
Gain (loss) on sale of assets—net	(1.2)	—	0.2
Operating income (loss)	(4.3)	11.4	15.1
Interest expense—net	(2.2)	(3.0)	(3.6)
Other income (expense)	(0.2)	0.1	0.2
Income (loss) before income taxes	(6.7)	8.5	11.7
Income tax (provision) benefit	1.4	(1.8)	(2.8)
Net income (loss)	(5.3)	6.7	8.9
Adjusted EBITDA	2.6%	17.6%	20.6%

Adjusted EBITDA, as provided herein, represents net income (loss) attributable to common stockholders of Great Lakes Dredge & Dock Corporation, adjusted for net interest expense, income taxes, depreciation and amortization expense, debt extinguishment, accelerated maintenance expense for new international deployments, goodwill or asset impairments and gains on bargain purchase acquisitions. Adjusted EBITDA from continuing operations is not a measure derived in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Company presents Adjusted EBITDA as an additional measure by which to evaluate our operating trends. We believe that Adjusted EBITDA is a measure frequently used to evaluate performance of companies with substantial leverage and that our primary stakeholders (i.e., its stockholders, bondholders and banks) use Adjusted EBITDA to evaluate our period to period performance. Additionally, management believes that Adjusted EBITDA provides a transparent measure of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For this reason, we use a measure based upon Adjusted EBITDA to assess performance for purposes of determining compensation under our incentive plan. Adjusted EBITDA should not be considered an alternative to, or more meaningful than, amounts determined in accordance with GAAP including: (a) operating income as an indicator of operating performance; or (b) cash flows from operations as a measure of liquidity. As such, the Company's use of Adjusted EBITDA, instead of a GAAP measure, has limitations as an analytical tool, including the inability to determine profitability or liquidity due to the exclusion of accelerated maintenance expense for new international deployments, goodwill or asset impairments, gains on bargain purchase acquisitions, net interest expense and income tax expense and the associated significant cash requirements and the exclusion of depreciation and amortization, which represent significant and unavoidable operating costs given the level of indebtedness and capital expenditures needed to maintain our business. For these reasons, we use operating income to measure our operating performance and use Adjusted EBITDA only as a supplement. The following is a reconciliation of Adjusted EBITDA to net income attributable to common stockholders of Great Lakes Dredge & Dock Corporation (in thousands):

| | Year Ended December 31, | | |
	2022	2021	2020
Net income (loss)	$(34,055)	$ 49,432	$ 66,103
Adjusted for:			
Interest expense—net	14,108	21,601	26,585
Income tax provision (benefit)	(9,360)	13,391	20,187
Depreciation expense	46,273	43,016	38,183
Adjusted EBITDA	$ 16,966	$127,440	$151,058

Components of Contract Revenues

The following table sets forth, by type of work, the Company's contract revenues for the years ended December 31, (in thousands):

Revenues	2022	2021	2020
Dredging:			
Capital—U.S.	$342,461	$397,034	$336,163
Capital—foreign	149	6,596	25,892
Coastal protection	192,567	169,678	201,361
Maintenance	98,077	132,551	148,767
Rivers & lakes	15,527	20,290	21,418
Total revenues	$648,781	$726,149	$733,601

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Total revenue was $648.8 million in 2022, a decrease of $77.3 million, or 10.6%, from 2021 total revenue of $726.1 million. The decrease in revenues from the prior year was largely attributable to decreases in domestic capital, foreign capital, maintenance revenues and rivers & lakes. This decrease was partially offset by an increase in coastal protection revenues during the current year as compared to the prior year. The Company categorizes revenue by service type to understand the market in which we operate and to assess how we are performing on bidding work or projects and are generating revenue from backlog.

Domestic capital dredging revenues decreased $54.5 million, or 13.7%, to $342.5 million in 2022 when compared to 2021 revenues of $397.0 million. The decrease in domestic capital dredging revenue from the prior year was primarily driven by lower revenue earned from deepening projects in Alabama, Massachusetts, Florida and South Carolina. This decrease was partially offset by an increase in revenue earned on projects in Texas and Virginia. We earned 79% of backlog relating to our domestic capital dredging operations that had been carried forward from December 31, 2021.

Revenues from foreign dredging operations in 2022 totaled $0.1 million, a decrease of $6.5 million, or 98.5%, from 2021 revenues of $6.6 million. We have temporarily moved out of foreign operations to focus on domestic projects and do not anticipate any foreign capital project revenue in the immediate future.

Coastal protection revenues were $192.6 million in 2022, an increase of $22.9 million, or 13.5%, from $169.7 million in 2021. The increase in coastal protection revenue for the year ended December 31, 2022 was mostly attributable to a higher amount of revenue earned on projects in Virginia, North Carolina and New York in the current year as compared to the prior year. This increase was partially offset by a lower amount of revenue earned on projects in Florida and Louisiana in the current year compared to the prior year. We earned 86% of backlog relating to coastal protection operations that had been carried forward from December 31, 2021.

Revenues from maintenance dredging projects in 2022 were $98.1 million, a decrease of $34.5 million, or 26.0%, from $132.6 million in 2021. The decrease in maintenance revenue during the current year was mostly attributable to lower revenue earned on projects in Louisiana, Florida, and North Carolina in the current year compared to the prior year. This decrease was partially offset by greater revenue earned on projects in Mississippi and South Carolina in the current year. We earned 98% of backlog relating to maintenance dredging projects that had been carried forward from December 31, 2021.

Rivers & lakes revenues were $15.5 million for 2022, a decrease of $4.8 million, or 23.7%, from $20.3 million in 2021. The decrease in rivers & lakes revenue during the current year was mostly attributable to lower revenue earned on projects in Mississippi and Texas in the current year compared to the prior year. This decrease was partially offset by revenue earned on projects in Arkansas and Tennessee in the current year. We earned 100% of backlog relating to rivers & lakes operations that had been carried forward from December 31, 2021.

Gross profit for the year ended December 31, 2022 decreased by $114.1 million, or 78.5%, to $31.2 million from $145.3 million for the year ended December 31, 2021. Gross profit margin (gross profit divided by revenue) for the full year 2022 decreased to 4.8%, compared to the prior year's gross profit margin of 20.0%. The lower gross profit for 2022 was mostly driven by high inflation, supply chain delays, fewer high margin capital projects, differing site conditions, more than the usual number of weather impacts, and the high number of drydocks. Supply chain delays impacted drydockings and caused dredges to be delayed when mobilizing to their projects and rapidly increasing inflation impacted the cost of labor, cost of fuel, operating supplies, subcontractor pricing and drydockings, all of which negatively impacted gross margin.

General and administrative expenses totaled $51.1 million for the year ended December 31, 2022, down from $62.1 million for the year ended December 31, 2021. The decrease was mainly attributable to lower incentive pay and profit sharing from the decreased gross profit. In addition, 2022 expenses were lower for technical and consulting expenses, severance expenses and relocation expenses related to the headquarters move to Texas.

Operating loss was $27.7 million and operating income was $83.4 million for the years ended December 31, 2022 and 2021, respectively. The decrease in operating income during the year ended December 31, 2022 was a result of lower gross profit and a one-time non-cash $8.1 million loss from the write-down for an asset retirement. This is partially offset by a decrease in general and administrative expenses, as described above.

The Company's net interest expense for 2022 totaled $14.1 million compared to $21.6 million in 2021. The decrease in net interest expense was primarily due to the refinancing of the senior notes in May 2021 at a lower interest rate and an increase in capitalized interest due to the extensive new build program.

Income tax benefit in 2022 was $9.4 million, compared to an income tax provision of $13.4 million in 2021 due to the change in pretax net income. The effective tax rate for the year ended December 31, 2022 was 21.3%, unchanged from the year ended December 31, 2021.

For the year ended December 31, 2022, net loss was $34.1 million compared to net income of $49.4 million for the year ended December 31, 2021. The decrease in net income of $83.5 million, down 168.9% from 2021, was driven by a substantial decrease in gross profit, as described above. The decrease was partially offset by a $22.8 million decrease in the income tax provision resulting in net tax benefit, a $7.5 million decrease in net interest expense and a $11.0 million decrease to general and administrative expenses during the current year when compared to the prior year.

Adjusted EBITDA (as defined and reconciled on page 45) was $17.0 million and $127.4 million for the years ended December 31, 2022 and 2021, respectively. The decrease in Adjusted EBITDA of $110.4 million, down 86.7% from 2021 was attributable to lower gross profit, excluding depreciation, partially offset by a decrease in general and administrative expenses.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For a discussion comparing our consolidated operating results from the year ended December 31, 2021 with the year ended December 31, 2020, refer to Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operation – Year Ended December 31, 2021 Compared to Year Ended December 31, 2020" in our Annual Report on Form 10-K for the year ended December 31, 2021, which was filed with the Commission on February 23, 2022.

Bidding Activity and Backlog

The following table sets forth, by type of work, the Company's backlog as of the dates indicated (in thousands):

Dredging backlog	December 31, 2022	December 31, 2021	December 31, 2020
Capital—U.S.	$148,429	$398,748	$320,920
Capital—foreign	—	—	6,865
Coastal protection	97,819	99,048	97,986
Maintenance	125,671	50,966	125,090
Rivers & lakes	5,221	2,826	8,515
Total dredging backlog	$377,140	$551,588	$559,376

Total dredging backlog does not include approximately $50,000 of performance obligations related to offshore wind contracts. The Company expects to perform on its offshore wind contracts using the inclined fall-pipe vessel for subsea rock installation which is expected to be delivered and operational in the first half of 2025.

The Company's contract backlog represents our estimate of the revenues that will be realized under the portion of the contracts remaining to be performed. These estimates are based primarily upon the time and costs required to mobilize the necessary assets to and from the project site, the amount and type of material to be dredged and the expected production capabilities of the equipment performing the work. However, these estimates are necessarily subject to variances based upon actual circumstances. Because of these factors, as well as factors affecting the time required to complete each job, backlog is not always indicative of future revenues or profitability. Also, 77% of our December 31, 2022 dredging backlog relates to federal government contracts, which can be canceled at any time without penalty to the government, subject to our contractual right to recover our actual committed costs and profit on work performed up to the date of cancellation. Our backlog may fluctuate significantly from quarter to quarter based upon the type and size of the projects we are awarded from the bid market. A quarterly increase or decrease of our backlog does not necessarily result in an improvement or a deterioration of our business. Our backlog includes only those projects for which we have obtained a signed contract with the customer.

Approximately 100% of the Company's dredging backlog at December 31, 2022 is expected to be completed and converted to revenue in 2023.

The 2022 domestic dredging bid market totaled $1.97 billion, an increase of $156 million, or 8.6%, compared to the 2021 bid market total of $1.82 billion. Total domestic dredging bid market for the current year period included awards for multiple coastal protection projects in North Carolina, Florida, New York and New Jersey, another phase of the Houston channel deepening, an access channel dredging project in New Jersey, and a coastal storm risk management project. Additionally, the 2022 bid market included awards for maintenance work in Charleston harbor, a channel maintenance project in New York, a harbor maintenance project in Virginia and river maintenance projects in Arkansas and Mississippi. There were increases in domestic capital, coastal protection and maintenance projects let to bid in the current period with decreases experienced in rivers & lakes projects. The Company won 26% of the overall 2022 domestic bid market, down from a 40% win rate of the overall 2021 domestic bid market and down from the win rate of 35% over the prior three years. In 2022, the Corps delayed letting bids to market and many of those projects were lower margin maintenance projects. So far in 2023, we have seen these delays continue, but we expect the bid market to return to normal levels later in the year. Variability in contract wins from period to period is not unusual. We believe trends in our win rate over the prior three-year periods provide a historical background against which current year results can be compared.

The Company's December 31, 2022 contracted dredging backlog was $377.1 million. This represents a decrease of $174.4 million, or 31.6%, over our December 31, 2021 backlog of $551.6 million. Backlog at the end of 2022 does not reflect approximately $584.7 million of domestic low bids pending formal award and additional phases ("options") pending on projects currently in dredging backlog. At December 31, 2021, the amount of domestic low bids pending award was $567.3 million. Included in our low bids pending at December 31, 2022 and 2021 are two liquified natural gas ("LNG") projects that have been awaiting Notice to Proceed from our clients. Several North American LNG export projects have been delayed in the past couple of years during the pandemic but with the increase in LNG prices, some of these LNG projects are currently gaining momentum and are targeting final investment decisions in 2023.

At the end of the year, the Water Resources Development Act ("WRDA") of 2022 ("WRDA 2022"), was approved by Congress and signed into law by the President. WRDA 2022 is on a two-year renewal cycle and includes legislation that authorizes the financing of Corps' projects for flood and hurricane protection, dredging, ecosystem restoration and other construction projects. WRDA 2022 featured among many other things authorization for New York and New Jersey shipping channels to be deepened to 55 feet, estimated at $6 billion, as well as the Coastal Texas Program, estimated at $30 billion. In addition, this legislation includes policy changes that will allow future port, waterways, and coastal projects to be more readily approved and funded.

The Company won 8%, or $63.8 million, of the domestic capital dredging projects awarded in 2022, compared to 64%, or $457.7 million, in the prior year. During 2022, the Company was awarded an access channel project in New Jersey for $7.0 million and the Norfolk Harbor capital project for $56.8 million. Domestic capital dredging work made up $148.4 million, or 39%, of our December 31, 2022 contracted dredging backlog. During 2022, the Company earned revenue from deepening projects in Houston, Corpus Christi, Charleston, Jacksonville, Chesapeake Bay and Mobile which were in dredging backlog at December 31, 2021. We expect substantially all of our domestic capital dredging backlog at December 31, 2022 to be performed in 2023. We continue to see strong support from the current presidential administration and Congress for the dredging industry. In December 2022, the Omnibus Appropriations Bill for fiscal year 2023 was passed which included another record budget of $8.66 billion for the Corps' civil works program of which $2.318 billion is provided for the Harbor Maintenance Trust Fund ("HMTF") to maintain and modernize our nation's waterways. We expect these budgeted appropriations and the 2022 Corps budget to support the funding of several delayed capital port improvement projects including Sabine, Freeport, Mobile, San Juan, Houston, Corpus Christi and additional phases of Norfolk. In addition to this port work, a greater amount of coastal restoration and rehabilitation projects are being funded in the Gulf Coast region as the states utilize available monies for ecosystem priorities, a portion of which is allocated to dredging.

The Company won 57%, or $204.0 million, of the coastal protection projects awarded in 2022, compared to 58%, or $195.9 million, in the prior year. During 2022, the Company was awarded three coastal protection projects of $25.9 million, $20.3 million and $11.6 million in North Carolina, four coastal protection projects of $37.2 million, $28.8 million, $24.5 million and $21.5 million in New York and New Jersey, one coastal protection project of $8.5 million in Florida and one coastal protection project of $5.2 million in Virginia. We have contracted dredging backlog related to coastal protection of $97.8 million at December 31, 2022 compared to $99.0 million at the end of 2021. During the year ended December 31, 2022, the Company continued to earn revenue on coastal protection projects in North Carolina, Florida, New York and New Jersey which were in dredging backlog at December 31, 2021. We expect substantially all of our coastal protection dredging backlog at December 31, 2022 to be performed in 2023. Coastal protection and storm impacts continue to provide the major impetus for coastal project investment at federal and state levels. As a result of the extreme storm systems in prior years involving Hurricanes Harvey, Irma, and Maria, Congress passed supplemental appropriations for disaster relief and recovery which includes $17.4 billion for the Corps to fund projects that will reduce the risk of future damage from flood and storm events. The Corps is beginning to provide visibility on its plans for this money, and it is expected that approximately $1.8 billion will be allocated to dredging-related work. Most of this work is anticipated to be coastal protection related, but some funding may be provided for channel maintenance. In addition, the Disaster Relief Supplemental Appropriations Act for fiscal year 2023 was approved which included $1.48 billion for the Corps to make necessary repairs to infrastructure impacted by hurricanes and other natural disasters and to initiate coastal protection projects that will increase coastal resiliency. This increased budget and additional funding support our expectation for a stronger market in 2023.

The Company won 26%, or $191.4 million, of the maintenance dredging projects awarded in 2022 compared to 8%, or $57.4 million, in 2021. During 2022 the Company was awarded multiple maintenance projects including four maintenance projects in South and North Carolina totaling $48.8 million, two projects in Florida totaling $29.3 million, and three projects in Texas, Louisiana, and Alabama for $20.0 million, $14.8 million and $12.2 million respectively. During the year ended December 31, 2022, the Company continued to earn revenue on projects in Georgia, Florida, Louisiana, Mississippi and North and South Carolina which were in dredging backlog at December 31, 2021. Our contracted maintenance dredging backlog at December 31, 2022 of $125.7 million is $74.7 million lower than the backlog of $51.0 million at December 31, 2021. We expect substantially all of our maintenance dredging backlog at December 31, 2022 to be performed in 2023. Past WRDA bills called for full use of the HMTF for its intended purpose of maintaining future access to the waterways and ports that support our nation's economy. On March 27, 2020, the U.S. government enacted the CARES Act which includes a provision that lifts caps on the HMTF, thereby allowing full access to future annual revenues. Through the increased appropriation of HMTF monies, the Company anticipates increased funding for harbor maintenance projects to be let for bid.

The Company won 48%, $59.1 million, of the rivers & lakes projects in the markets where the group operates during the current year, compared to 31%, or $24.0 million, in 2021. During 2022, the Company was awarded one rivers & lakes project in Arkansas. For the year ended December 31, 2022, we continued to earn revenue on projects in Mississippi, Tennessee and Arkansas which were in dredging backlog at December 31, 2021. We have contracted dredging backlog related to rivers & lakes of $5.2 million at December 31, 2022, which is $2.4 million lower than the backlog of $2.8 million at December 31, 2021. We expect substantially all of our rivers & lakes dredging backlog at December 31, 2022 to be performed in 2023.

Liquidity and Capital Resources

The Company's principal sources of liquidity are net cash flows provided by operating activities, availability under our revolving credit facility and proceeds from issuances of long-term debt. See Note 6, "Long-term debt," to our consolidated financial statements included in Item 15 of this Annual Report on Form 10-K. Our principal uses of cash are to meet debt service requirements, finance capital expenditures, and provide working capital and other general corporate purposes.

The Company's net cash provided by operating activities for the years ended December 31, 2022, 2021 and 2020 totaled $1.7 million, $49.0 million and $78.9 million, respectively. Normal increases or decreases in the level of working capital relative to the level of operational activity impact cash flow from operating activities. The decrease in cash provided by operating activities during 2022 compared to the same period in the prior year was driven by a decrease in net income and an increase in working capital due to an increase in inventories during the current year when compared to the same period in the prior year. Cash provided by operating activities for the year ended December 31, 2021 was down compared to 2020 due to lower net income and higher working capital during 2021.

The Company's net cash flows used in investing activities for the years ended December 31, 2022, 2021 and 2020 totaled $140.9 million, $112.2 million and $43.2 million, respectively. Investing activities in all periods primarily relate to normal course upgrades and capital maintenance of our dredging fleet. The Company is currently building a 6,500 cubic yard trailing suction hopper dredge, the *Galveston Island*, which is expected to be operational mid-year 2023, additionally, in June 2022 the Company exercised the contract option with the same builder to build a second 6,500 cubic yard trailing suction hopper dredge, the *Amelia Island*, with expected delivery in the first half of 2025. The delivery of the new *Galveston Island* and *Amelia Island* hopper dredges will provide the Company with added capacity and the opportunity to potentially retire older dredges. In November 2021, the Company entered into a $197 million contract with Philly Shipyard to build the first U.S. flagged Jones Act compliant, inclined fall-pipe vessel for subsea rock installation for wind turbine foundations to support the new U.S. offshore wind industry which is expected to be delivered and operational in the first half of 2025. In 2021, the Company began building three 7,100 cubic yard dump scow barges, and in July 2021, the Company announced a contract to build two multifunctional all-purpose vessels ("multicats"). During the year ended December 31, 2022, the Company invested $58.3 million in the new hopper dredges, $29.8 million in multicats and scows and $17.1 million in the rock installation vessel. The Company anticipates that remaining new build program payments will be made with cash on hand, future cash flows generated from operations and revolver availability. In 2022, 2021 and 2020, we received $2.1 million, $4.5 million and $4.5 million, respectively, in proceeds from dispositions of property and equipment.

The Company's net cash flows used in financing activities for the years ended December 31, 2022, 2021 and 2020 totaled $1.7 million, $5.9 million and $6.3 million, respectively. The decrease in cash used in financing activities relates to greater new debt financing fees in the prior year period in addition to changes in the taxes paid on settlement of vested shares awards and a decrease in the exercise of options and purchases from the Company's employee stock purchase plan. In addition, the Company repurchased $3.9 million of common stock during 2020 and none during the periods ended December 31, 2022 or 2021.

The Company expects to spend approximately $175 million on capital expenditures in 2023 which is comprised of vessels in our new build program and maintenance capital expenditures. Subsequent to year end 2022, the Company has drawn $65 million on the Amended Credit Agreement to support payments related to the new build program. In January 2023, the Company applied with the Maritime Administration or MARAD, which is a unit of the U.S. Department of Transportation, for Title XI financing. If approved, we could borrow a portion of the acquisition cost of the subsea rock installation vessel with repayment terms of up to 25 years at rates tied to U.S. Treasury rates. MARAD announced in 2022 that they want to facilitate more offshore wind construction and have designated vessels like our subsea rock installation ship, "Vessels of National Interest" which will prioritize our application for review and funding through Title XI. The review and approval process is expected to be completed later in 2023. The Company anticipates that remaining new build program payments will be made with cash on hand, future cash flows generated from operations, revolver availability and potential new sources of financing.

Commitments, contingencies and liquidity matters

Refer to Note 6, "Long-term debt," in the Company's consolidated financial statements for discussion of the Company's Amended Credit Agreement and Senior Notes. Additionally, refer to Note 12, "Commitments and contingencies," in the consolidated financial statements for discussion of the Company's surety agreements.

Other

The future declaration and payment of dividends will be at the discretion of the Company's board of directors and will depend on many factors, including general economic and business conditions, our strategic plans, our financial results and condition and legal requirements, including restrictions and limitations contained in the Amended Credit Agreement, surety bonding agreement and the indenture relating to our senior notes. Accordingly, we cannot make any assurances as to the size of any such dividend or that it will pay any such dividend in future quarters.

The Company believes our cash and cash equivalents, our anticipated cash flows from operations and availability under our revolving credit facility will be sufficient to fund our operations, capital expenditures and the scheduled debt service requirements for the next twelve months. Beyond the next twelve months, our ability to fund our working capital needs, planned capital expenditures, scheduled debt payments and dividends, if any, and to comply with all the financial terms and covenants required under the Amended Credit Agreement, depends on our future operating performance and cash flows, which in turn are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

Contractual Obligations

Additional information related to contractual obligations can be found within this Item 7 in our "Liquidity and Capital Resources" section and also in Note 6, "Long-term debt," and Note 12, "Commitments and contingencies," to our consolidated financial statements.

Other Off-Balance Sheet and Contingent Obligations

The Company had outstanding letters of credit relating to contract guarantees and insurance payment liabilities totaling $16.4 million at December 31, 2022. We have granted liens on a substantial portion of the owned operating equipment as security for borrowings under the Amended Credit Agreement and other indebtedness.

At December 31, 2022, the Company had outstanding performance bonds with a notional amount of $730.3 million of which $17.4 million relates to projects from our historical environmental & infrastructure businesses. The revenue value remaining in backlog related to the projects totaled $308.5 million.

Certain foreign projects performed by the Company have warranty periods, typically spanning no more than one to three years beyond project completion, whereby we retain responsibility to maintain the project site to certain specifications during the warranty period. Generally, any potential liability of the Company is mitigated by insurance, shared responsibilities with consortium partners, and/or recourse to owner-provided specifications.

The Company considers it unlikely that it would have to perform under any of its contingent obligations.

Item 7A.   Quantitative and Qualitative Disclosures about Market Risk.

In May 2021, the Company sold $325 million of unsecured 5.25% Senior Notes due June 1, 2029 pursuant to a private offering. The Company used the net proceeds from the offering, together with cash on hand, to redeem all $325 million aggregate principal amount of its prior outstanding 8% Notes. The 2029 Notes were priced to investors at par and will mature on June 1, 2029. At December 31, 2022, the Company had long-term senior notes outstanding with a recorded face value of $325.0 million. The fair value of these existing notes, which bear interest at a fixed rate of 5.25%, was $252.7 million at December 31, 2022 based on market prices. Assuming a 10% decrease in interest rates from the rates at December 31, 2022 the fair value of this fixed rate debt would have increased to $265.6 million.

A significant operating cost for the Company is diesel fuel, which represents approximately 11% of our costs of contract revenues. We use fuel commodity forward contracts, typically with durations of less than one year, to reduce the impacts of changing fuel prices on operations. We do not purchase fuel hedges for trading purposes. Based on our 2023 projected domestic fuel consumption, an approximate 10% increase in the average price per gallon of fuel would have a $0.4 million effect on fuel expense, after the effect of fuel commodity contracts in place at December 31, 2022. At December 31, 2022 we had outstanding arrangements to hedge the price of a portion of our fuel purchases related to domestic dredging work in backlog, representing approximately 80% of its anticipated domestic fuel requirements through December 2022. As of December 31, 2022, there were 7.3 million gallons remaining on these contracts. Under these agreements, we will pay fixed prices ranging from $2.29 to $3.95 per gallon. At December 31, 2022, the fair value liabilities on these contracts was $0.6 million, based on quoted market prices and is recorded in accrued liabilities. A 10% change in forward fuel prices would result in a 2.4. million change in the fair value of fuel hedges outstanding at December 31, 2022.

Item 8.   Financial Statements and Supplementary Data.

The consolidated financial statements (including financial statement schedules listed under Item 15 of this Report) of the Company called for by this Item, together with the Report of Independent Registered Public Accounting Firm dated February 17, 2023, are set forth on pages 59 to 87 inclusive, of this Report, and are hereby incorporated by reference into this Item. Financial statement schedules not included in this Report have been omitted because they are not applicable or because the information called for is shown in the consolidated financial statements or notes thereto.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures.

a) Evaluation of disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures, as required by Rule 13a-15(b) under the Securities Exchange Act of 1934 (the "Exchange Act") as of December 31, 2022. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act (a) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding disclosure and (b) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures, as designed and implemented, were effective as of December 31, 2022. Notwithstanding the foregoing, a control system, no matter how well designed, implemented and operated can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports.

b) Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

c) Management's annual report on internal control over financial reporting

The management of Great Lakes Dredge & Dock Corporation, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f), and 15d-15(f) under the Securities Exchange Act of 1934). Management has used the framework set forth in the report entitled *Internal Control—Integrated Framework (2013)* published by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to evaluate the effectiveness of the Company's internal control over financial reporting.

The phrase internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and overseen by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with general accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Neither internal control over financial reporting nor disclosure controls and procedures can provide absolute assurance of achieving financial reporting objectives because of their inherent limitations. Internal control over financial reporting and disclosure controls are processes that involve human diligence and compliance, and are subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting and disclosure controls also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented, detected or reported on a timely basis by internal control over financial reporting or disclosure controls. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design safeguards for these processes that will reduce, although may not eliminate, these risks.

Our independent registered public accounting firm, Deloitte & Touche LLP, who audited Great Lakes' consolidated financial statements included in this Annual Report on Form 10-K, has issued a report on Great Lakes' internal control over financial reporting, which is included herein.

Management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Great Lakes Dredge & Dock Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Great Lakes Dredge & Dock Corporation and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 17, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 17, 2023

Item 9B.   Other Information.

None.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

Part III

Item 10.   Directors, Executive Officers and Corporate Governance.

Information regarding our executive officers is incorporated by reference herein from the discussion under Item 1. "Business—Information about our Executive Officers" in this Annual Report on Form 10-K.

Code of Ethics

The Company has adopted a written code of business conduct and ethics that applies to all of our employees, including our principal executive officer, principal financial officer, principal accounting officer, controller, and persons performing similar functions. The Company's code of ethics can be found on our website at www.gldd.com. We will post on our website any amendments to or waivers of the code of business conduct and ethics for executive officers or directors, in accordance with applicable laws and regulations.

The remaining information called for by this Item 10 is incorporated by reference herein from the discussions under the headings "Election of Directors," "Corporate Governance," "Security Ownership of Certain Beneficial Owners and Management" and "Delinquent Section 16(a) Reports" in the definitive Proxy Statement for the 2023 Annual Meeting of Stockholders.

Item 11.   Executive Compensation.

The information required by Item 11 of Form 10-K is incorporated by reference herein from the discussions under the headings "Executive Compensation Tables," "Compensation Discussion and Analysis," "Corporate Governance" and "CEO Pay Ratio" in the definitive Proxy Statement for the 2023 Annual Meeting of Stockholders.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 12 of Form 10-K is incorporated by reference herein from the discussion under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our definitive Proxy Statement for the 2023 Annual Meeting of Stockholders.

Item 13.   Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 of Form 10-K is incorporated by reference herein from the discussions under the headings "Corporate Governance" and "Potential Payments Upon Termination or Change of Control" and "Certain Relationships and Related Transactions" in the definitive Proxy Statement for the 2023 Annual Meeting of Stockholders.

Item 14.   Principal Accounting Fees and Services.

Our independent registered public accounting firm is Deloitte & Touche LLP (PCAOB ID No. 34).

The information required by Item 14 of Form 10-K is incorporated by reference herein from the discussion under the heading "Matters Related to Independent Registered Public Accounting Firm" in the definitive Proxy Statement for the 2023 Annual Meeting of Stockholders.

Part IV

Item 15.   Exhibits, Financial Statement Schedules.

(a) Documents filed as part of this report

1. Financial Statements

The financial statements are set forth on pages 59 to 87 of this Report and are incorporated by reference in Item 8 of this Report.

2. Financial Statement Schedules

All other schedules, except Schedule II—Valuation and Qualifying Accounts on page 88, are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

3. Exhibits

The exhibits required to be filed by Item 601 of Regulation S-K are listed in the "Exhibit Index" which is attached hereto and incorporated by reference herein.

Item 16.   Form 10-K Summary.

None.

GREAT LAKES DREDGE & DOCK CORPORATION AND SUBSIDIARIES

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	59
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022 AND 2021, AND FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020	
Consolidated Balance Sheets	62
Consolidated Statements of Operations	63
Consolidated Statements of Comprehensive Income (Loss)	64
Consolidated Statements of Equity	65
Consolidated Statements of Cash Flows	66
Notes to Consolidated Financial Statements	67

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Great Lakes Dredge & Dock Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Great Lakes Dredge & Dock Corporation and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income/(loss), equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Estimated Costs at Completion— Refer to Notes 1 and 10 to the financial statements

Critical Audit Matter Description:

During 2022, the Company's contract revenues were $648.8 million, all of which represented revenue recognized over time as work progressed on individual contracts. The Company recognizes revenue on its contracts utilizing the cost-to-cost method for determining progress toward completion of each contract. Revenue is recognized using contract fulfillment costs incurred to date compared to total estimated fulfillment costs at completion. Daily costs and project duration are significant factors in management's estimate of fulfillment costs at completion.

We identified estimated contract fulfillment costs at completion used in revenue recognition as a critical audit matter because of the judgments inherent in management's estimates related to contracts that were in progress at December 31, 2022. This required extensive audit effort and a high degree of auditor judgment when performing audit procedures on the total estimated contract fulfillment costs which underlie management's determination of revenue on contracts in progress.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to contract fulfillment costs incurred to date and management's estimates of the total costs at completion for contracts in progress included the following, among others:

- We tested the effectiveness of internal controls over revenue recognition, including management's internal controls over contract fulfillment costs incurred to date and estimated total costs at completion.

- We selected a sample of contracts with customers, and we performed the following:

  - Tested management's process of determining the estimated cost to complete the contract and evaluated management's ability to achieve the estimates of total cost by obtaining relevant support and inquiring with the Company's project managers and engineers, comparing the estimates to management's work plans, and comparing expected profit margins to those achieved on similar contracts to determine whether the estimates were within an acceptable range.

  - For certain contracts, we performed in-person site visits and held meetings with the project site managers and project sponsors, who are a part of GLDD operations outside of the accounting and finance function, to discuss the contract activities. Further, we utilized a global positioning system tracking technology to validate equipment deployed on-site.

- We evaluated management's ability to accurately estimate contract fulfillment costs at completion by performing a hindsight analysis using historical contracts and comparing the margin at contract inception compared to margin at contract completion.

- We tested the accuracy and occurrence of contract fulfillment costs incurred to date by selecting a sample of costs from contract cost general ledger detail and obtaining supporting documentation in the form of invoices or pay statements and time-charged records.

- We compared total actual costs incurred on projects completed during the year to management's estimates as of the prior year end to evaluate management's ability to accurately forecast total contract fulfillment costs at completion.

Goodwill— Refer to Notes 1 and 7 to the financial statements

Critical Audit Matter Description:

The Company has one reportable segment which is also the Company's one operating segment and reporting unit for which the Company tests goodwill for impairment. The Company tests goodwill for impairment as of July 1 each year, or more frequently should circumstances change or events occur that would more likely than not reduce the fair value of the reporting unit below its carrying amount. The Company performed a qualitative goodwill impairment assessment as of its annual test date of July 1, 2022, and determined that it was not more likely than not that the fair value of the reporting unit was below its carrying amount as of such date.

During the interim period after the annual test date, the Company performed a quantitative goodwill impairment assessment with a valuation date of October 1, 2022. The Company's quantitative goodwill impairment assessment involved comparing the carrying value of the Company's reporting unit to the estimated fair value of the reporting unit which is based on both the market-based approach using the guideline public company method and income-based approach using a discounted cash flow method. The quantitative goodwill impairment assessment requires the Company to make significant estimates and assumptions related to the valuation of the reporting unit. Changes in these assumptions could have a significant impact on either the fair value of the reporting unit, the amount of any goodwill impairment charge, or both.

The Company's goodwill balance is $76.6 million as of December 31, 2022, and the quantitative goodwill impairment assessment as of the interim test date resulted with the fair value of the reporting unit in excess of its carrying value by at least 10%. Therefore, no goodwill impairment charge was recorded. However, the excess fair value over carrying value is low and as a result, there exists sensitivity to changes in estimates and assumptions between the carrying value and estimated fair value of the reporting unit.

We identified goodwill as a critical audit matter because of (i) the significant judgment inherent in management's estimates while developing the fair value measurement of the reporting unit including forecasted revenue growth rates, forecasted earnings before income taxes, depreciation and amortization ("EBITDA") margins, and forecasted contract margin; (ii) a high degree of auditor judgment and subjectivity in performing our audit procedures; and (iii) an increased extent of effort involved using professionals with specialized skill and knowledge to evaluate the reasonableness of management's estimates and assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to selection of the forecasted revenue growth rates, forecasted EBITDA margins, and forecasted contract margin used in the quantitative goodwill impairment assessment for the Company's reporting unit included the following:

- We tested the effectiveness of internal controls over management's quantitative goodwill impairment assessment, including those over the selection of the forecasted revenue growth rates, forecasted EBITDA margins, and forecasted contract margin used in the fair value measurement.

- We performed sensitivity analyses of the forecasted revenue growth rates, forecasted EBITDA margins, and forecasted contract margins to evaluate the reasonableness of management's assumptions.

- We evaluated the reasonableness of the forecasted revenue growth rates, forecasted EBITDA margins, and forecasted contract margins by performing inquiries of the Company's executives and those outside of the accounting and finance function and also by comparing to historical forecasts and backlog amounts.

- We evaluated the reasonableness of the forecasted revenue growth rates and forecasted EBITDA margins by comparing the assumptions to (i) similar metrics for guideline public companies, (ii) internal communications to management and the Board of Directors, (iii) analyst reports, and (iv) third-party macroeconomic and industry data.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 17, 2023

We have served as the Company's auditor since 1991.

Great Lakes Dredge & Dock Corporation and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2022 and 2021
(in thousands, except per share amounts)

	2022	2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 6,546	$145,459
Accounts receivable—net	44,890	82,953
Contract revenues in excess of billings	65,922	39,844
Inventories	29,229	30,760
Prepaid expenses	1,568	2,017
Other current assets	34,686	26,399
Total current assets	182,841	327,432
PROPERTY AND EQUIPMENT—Net	543,910	455,102
OPERATING LEASE ASSETS	89,733	62,233
GOODWILL	76,576	76,576
INVENTORIES—Noncurrent	80,044	65,049
OTHER	8,676	11,278
TOTAL	$981,780	$997,670
LIABILITIES AND EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 94,077	$ 85,566
Accrued expenses	29,469	37,626
Operating lease liabilities	26,873	16,729
Billings in excess of contract revenues	9,914	14,814
Total current liabilities	160,333	154,735
LONG-TERM DEBT	321,521	320,971
OPERATING LEASE LIABILITIES—Noncurrent	65,010	45,986
DEFERRED INCOME TAXES	59,115	68,497
OTHER	7,581	8,484
Total liabilities	613,560	598,673
COMMITMENTS AND CONTINGENCIES (Note 12)		
EQUITY:		
Common stock—$.0001 par value; 90,000 authorized, 66,188 and 65,746 shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively.	6	6
Treasury stock, at cost	—	—
Additional paid-in capital	312,091	308,482
Accumulated retained earnings	56,314	90,369
Accumulated other comprehensive income (loss)	(191)	140
Total equity	368,220	398,997
TOTAL	$981,780	$997,670

See notes to consolidated financial statements.

Great Lakes Dredge & Dock Corporation and Subsidiaries
Consolidated Statements of Operations
For the Years Ended December 31, 2022, 2021 and 2020
(in thousands, except per share amounts)

	2022	2021	2020
CONTRACT REVENUES	$648,781	$726,149	$733,601
COSTS OF CONTRACT REVENUES	617,608	580,879	562,373
GROSS PROFIT	31,173	145,270	171,228
OPERATING EXPENSES:			
GENERAL AND ADMINISTRATIVE EXPENSES	51,117	62,134	62,757
PROCEEDS FROM LOSS OF USE CLAIM	—	—	(1,723)
(GAIN) LOSS ON SALE OF ASSETS—Net	7,792	(294)	(1,571)
Total operating income (loss)	(27,736)	83,430	111,765
OTHER EXPENSE:			
Interest expense—net	(14,108)	(21,601)	(26,585)
Other income (loss)	(1,571)	994	1,110
Total other expense	(15,679)	(20,607)	(25,475)
INCOME (LOSS) BEFORE INCOME TAXES	(43,415)	62,823	86,290
INCOME TAX (PROVISION) BENEFIT	9,360	(13,391)	(20,187)
NET INCOME (LOSS)	$ (34,055)	49,432	66,103
Basic earnings (loss) per share	$ (0.52)	$ 0.75	$ 1.02
Basic weighted average shares	66,051	65,587	64,743
Diluted earnings (loss) per share	$ (0.52)	$ 0.75	$ 1.00
Diluted weighted average shares	66,051	66,301	65,872

See notes to consolidated financial statements.

Great Lakes Dredge & Dock Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)
For the Years Ended December 31, 2022, 2021 and 2020
(in thousands)

	2022	2021	2020
Net income (loss)	$(34,055)	$49,432	$66,103
Net change in cash flow derivative hedges—net of tax (1)	(331)	(828)	673
Comprehensive income (loss)	$(34,386)	$48,604	$66,776

(1) Net of income tax (provision) benefit of $112, $280 and $217 for the years ended December 31, 2022, 2021 and 2020, respectively.

See notes to consolidated financial statements.

Great Lakes Dredge & Dock Corporation and Subsidiaries
Consolidated Statements of Equity
For the Years Ended December 31, 2022, 2021 and 2020
(in thousands)

	Great Lakes Dredge & Dock Corporation shareholders							
	Shares of Common Stock	Common Stock	Shares of Treasury Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE—January 1, 2020	64,283	$ 6	—	$—	$302,189	$(23,091)	$ 295	$279,399
Share-based compensation	94	—	—	—	6,754	—	—	6,754
Vesting of restricted stock units, including impact of shares withheld for taxes	741	—	—	—	(4,748)	—	—	(4,748)
Exercise of stock options and purchases from employee stock purchase plan	331	—	—	—	2,360	—	—	2,360
Repurchase of common stock	(426)	—	—	—	(1,798)	(2,075)	—	(3,873)
Net income	—	—	—	—	—	66,103	—	66,103
Other comprehensive income—net of tax	—	—	—	—	—	—	673	673
BALANCE—December 31, 2020	65,023	$ 6	—	$—	$304,757	$ 40,937	$ 968	$346,668
Share-based compensation	35	—	—	—	5,188	—	—	5,188
Vesting of restricted stock units, including impact of shares withheld for taxes	431	—	—	—	(3,785)	—	—	(3,785)
Exercise of stock options and purchases from employee stock purchase plan	257	—	—	—	2,322	—	—	2,322
Repurchase of common stock	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	49,432	—	49,432
Other comprehensive loss—net of tax	—	—	—	—	—	—	(828)	(828)
BALANCE—December 31, 2021	65,746	$ 6	—	$—	$308,482	$ 90,369	$ 140	$398,997
Share-based compensation	49	—	—	—	4,288	—	—	4,288
Vesting of restricted stock units, including impact of shares withheld for taxes	214	—	—	—	(1,827)	—	—	(1,827)
Exercise of stock options and purchases from employee stock purchase plan	179	—	—	—	1,148	—	—	1,148
Net loss	—	—	—	—	—	(34,055)	—	(34,055)
Other comprehensive loss—net of tax	—	—	—	—	—	—	(331)	(331)
BALANCE—December 31, 2022	66,188	$ 6	—	$—	$312,091	$ 56,314	$(191)	$368,220

See notes to consolidated financial statements.

Great Lakes Dredge & Dock Corporation and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2022, 2021 and 2020
(in thousands)

	2022	2021	2020
OPERATING ACTIVITIES:			
Net income (loss)	$ (34,055)	$ 49,432	$ 66,103
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:			
Depreciation expense	46,273	43,016	38,183
Deferred income taxes	(9,270)	12,311	20,508
(Gain) loss on sale of assets	7,792	(294)	(1,571)
Amortization of deferred financing fees	1,299	2,349	1,611
Share-based compensation expense	4,288	5,188	6,754
Changes in assets and liabilities:			
Accounts receivable	38,064	(43,963)	(19,205)
Contract revenues in excess of billings	(26,078)	(7,738)	(9,546)
Inventories	(14,255)	(2,706)	(2,383)
Prepaid expenses and other current assets	(7,636)	10,873	1,466
Accounts payable and accrued expenses	(1,966)	(698)	(3,328)
Billings in excess of contract revenues	(4,900)	(17,794)	(22,658)
Other noncurrent assets and liabilities	2,097	(969)	3,013
Cash provided by operating activities	1,653	49,007	78,947
INVESTING ACTIVITIES:			
Purchases of property and equipment	(143,006)	(116,658)	(47,621)
Proceeds from dispositions of property and equipment	2,100	4,459	4,450
Cash used in investing activities	(140,906)	(112,199)	(43,171)
FINANCING ACTIVITIES:			
Repayments of debt	—	(325,000)	—
Proceeds from issuance of debt	—	325,000	—
Deferred financing fees	(981)	(4,395)	—
Taxes paid on settlement of vested share awards	(1,827)	(3,785)	(4,748)
Exercise of stock options and purchases from employee stock plans	1,148	2,321	2,360
Repurchase of common stock	—	—	(3,873)
Borrowings under revolving loans	10,000	—	—
Repayments of revolving loans	(10,000)	—	—
Cash used in financing activities	(1,660)	(5,859)	(6,261)
Net (decrease) increase in cash, cash equivalents and restricted cash	(140,913)	(69,051)	29,515
Cash, cash equivalents and restricted cash at beginning of period	147,459	216,510	186,995
Cash, cash equivalents and restricted cash at end of period	$ 6,546	$ 147,459	$216,510
Cash and cash equivalents	$ 6,546	$ 145,459	$216,510
Restricted cash included in other long-term assets	—	2,000	—
Cash, cash equivalents and restricted cash at end of period	$ 6,546	$ 147,459	$216,510
Supplemental Cash Flow Information			
Cash paid for interest	$ 17,742	$ 22,919	$ 26,430
Cash paid for income taxes	$ 1,264	$ 637	$ 392
Non-cash Investing and Financing Activities			
Property and equipment purchased but not yet paid	$ 8,686	$ 7,010	$ 6,693

See notes to consolidated financial statements.

GREAT LAKES DREDGE & DOCK CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF December 31, 2022 AND 2021 AND FOR THE

YEARS ENDED December 31, 2022, 2021 AND 2020

(In thousands, except per share amounts or as otherwise noted)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Great Lakes Dredge & Dock Corporation and its subsidiaries (the "Company" or "Great Lakes") are in the business of marine construction, primarily dredging. The Company is the largest provider of dredging services in the United States which is complemented with a long history of performing significant international projects. In addition, the Company is fully engaged in expanding its core business into the rapidly developing offshore wind energy industry. The mobility of the Company's fleet enables the Company to move equipment in response to changes in demand for dredging services.

Principles of Consolidation and Basis of Presentation—The consolidated financial statements include the accounts of Great Lakes Dredge & Dock Corporation and its majority-owned subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. The equity method of accounting is used for investments in unconsolidated investees in which the Company has significant influence, but not control. Other investments, if any, are carried at cost.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue and Cost Recognition on Contracts—Revenue is recognized using contract fulfillment costs incurred to date compared to total estimated costs at completion, also known as cost-to-cost, to measure progress towards completion. Additionally, the Company capitalizes certain pre-contract and pre-construction costs, and defers recognition over the life of the contract. The Company's performance obligations are satisfied over time and revenue is recognized using the cost-to-cost method, described above. Contract modifications are changes in the scope or price (or both) of a contract that are approved by the parties to the contract. The Company recognizes a contract modification when the parties to a contract approve a modification that either creates new, or changes existing, enforceable rights and obligations of the parties to the contract. Contract modifications are routine in the performance of the Company's contracts. In most instances, contract modifications are for services that are not distinct, and, therefore, are accounted for as part of the existing contract. Contract modifications are included in the transaction price only if it is probable that the modification estimate will not result in a significant reversal of revenue. Revisions in estimated gross profit percentages are recorded in the period during which the change in circumstances is experienced or becomes known. As the duration of most of the Company's contracts is one year or less, the cumulative net impact of these revisions in estimates, individually and in the aggregate across projects, does not significantly affect results across annual reporting periods. Provisions for estimated losses on contracts in progress are made in the period in which such losses are determined.

The components of costs of contract revenues include labor, equipment (including depreciation, maintenance, insurance and long-term rentals), subcontracts, fuel, supplies, short-term rentals and project overhead. Hourly labor generally is hired on a project-by-project basis. The Company is a party to numerous collective bargaining agreements in the U.S. that govern its relationships with its unionized hourly workforce.

Classification of Current Assets and Liabilities—The Company includes in current assets and liabilities amounts realizable and payable in the normal course of contract completion, unless completion of such contracts extends significantly beyond one year.

Cash Equivalents—The Company considers all highly liquid investments with a maturity at purchase of three months or less to be cash equivalents.

Accounts Receivable—Accounts receivable represent amounts due or billable under the terms of contracts with customers, including amounts related to retainage. The Company anticipates collection of retainage generally within one year, and accordingly presents retainage as a current asset. The Company provides an allowance for estimated uncollectible accounts receivable based on historical and expected losses and when events or conditions indicate that amounts outstanding are not recoverable.

Inventories—Inventories consist of pipe and spare parts used in the Company's dredging operations. Pipe and spare parts are purchased in large quantities; therefore, a certain amount of pipe and spare part inventories is not anticipated to be used within the current year and is classified as long-term. Spare part inventories are stated at weighted average historical cost, and are charged to expense when used in operations. Pipe inventory is recorded at cost and amortized to expense over the period of its use.

Property and Equipment—Capital additions, improvements, and major renewals are classified as property and equipment and are carried at depreciated cost. Maintenance and repairs that do not significantly extend the useful lives of the assets or enhance the capabilities of such assets are charged to expenses as incurred. Depreciation is recorded over the estimated useful lives of property and equipment using the straight-line method and the mid-year depreciation convention. The estimated useful lives by class of assets are:

Class	Useful Life (years)
Buildings and improvements	10
Furniture and fixtures	5-10
Vehicles, dozers, and other light operating equipment and systems	3-5
Heavy operating equipment (dredges and barges)	10-30

Leasehold improvements are amortized over the shorter of their remaining useful lives or the remaining terms of the leases.

Goodwill—Goodwill represents the excess of acquisition cost over fair value of the net assets acquired. Goodwill is tested annually for impairment in the third quarter of each year, or more frequently should circumstances dictate. GAAP requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

When conducting the annual impairment test for goodwill, the Company can choose to assess qualitative factors to determine whether it is more likely than not the fair value of the reporting unit is below its carrying value. Qualitative factors considered include macroeconomic, industry and market environments, overall financial performance and market indications of value. If a qualitative assessment determines an impairment is more likely than not, the Company is required to perform a quantitative impairment test. Otherwise, no further analysis is required. The Company also may elect to forego this step and just perform the quantitative impairment test.

When performing a quantitative impairment test, the Company assesses the fair values of its reporting unit using both an income-based approach and a market-based approach. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows. The income approach is dependent on a number of factors, including estimates of expected future revenue, profitability and capital expenditures related to our new build program, future market growth trends, forecasted revenues and expenses, working capital assumptions, appropriate discount rates and other variables. The market approach measures the value of a reporting unit through comparison to comparable companies. Under the market approach, the Company uses the guideline public company method by applying estimated market-based enterprise value multiples to the reporting

68

unit's estimated trailing and forward Adjusted EBITDA. The Company analyzes companies that performed similar services or are considered peers. Due to the fact that there are no public companies that are direct competitors, the Company weighs the results of this approach less than the income approach.

The Company has one operating segment which is also the Company's one reportable segment and reporting unit of which the Company tests goodwill for impairment. In the current year, the Company performed both a qualitative and a quantitative goodwill impairment test. The Company performed its annual test of impairment as of July 1, 2022 and an interim test of impairment as of October 1, 2022 with no indication of impairment as of either test date. When performing the qualitative test, the Company determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount. The Company has documented the qualitative considerations and determinations to support this conclusion. When performing the quantitative test, the Company assessed the fair values of its reporting unit using both a market-based approach and an income-based approach. The assessment used estimates based on assumptions that the Company believes to be reasonable, but such assumptions are subject to unpredictability and uncertainty. Likewise, changes in terminal value and discount rate assumptions, unfavorable economic environment or market conditions and other factors in the future may cause a different assessment. Changes in these estimates and assumptions could materially affect the determination of fair value, and may result in the impairment of goodwill in the event that actual results differ from those estimates. As of the test date, the fair value of the reporting unit was in excess of its carrying value by at least 10%. The Company will continue to monitor for changes in facts or circumstances that may impact our estimates. The Company will perform its next scheduled annual test of goodwill in the third quarter of 2023 should no triggering events occur which would require a test prior to the next annual test.

Long-Lived Assets—Long-lived assets are comprised of property and equipment subject to amortization. Long-lived assets to be held and used are reviewed for possible impairment whenever events indicate that the carrying amount of such assets may not be recoverable by comparing the undiscounted cash flows associated with the assets to their carrying amounts. If such a review indicates an impairment, the carrying amount would be reduced to fair value. No triggering events were identified in 2022 or 2021. If long-lived assets are to be disposed, depreciation is discontinued, if applicable, and the assets are reclassified as held for sale at the lower of their carrying amounts or fair values less estimated costs to sell.

Self-insurance Reserves—The Company self-insures costs associated with its seagoing employees covered by the provisions of Jones Act, workers' compensation claims, hull and equipment liability, and general business liabilities up to certain limits. Insurance reserves are established for estimates of the loss that the Company may ultimately incur on reported claims, as well as estimates of claims that have been incurred but not yet reported. In determining its estimates, the Company considers historical loss experience and judgments about the present and expected levels of cost per claim. Trends in actual experience are a significant factor in the determination of such reserves.

Income Taxes—The provision for income taxes includes federal, foreign, and state income taxes currently payable and those deferred because of temporary differences between the financial statement and tax basis of assets and liabilities. Recorded deferred income tax assets and liabilities are based on the estimated future tax effects of differences between the financial and tax basis of assets and liabilities, given the effect of currently enacted tax laws. Refer to Note 8, Income Taxes.

Hedging Instruments—At times, the Company designates certain derivative contracts as a cash flow hedge as defined by GAAP. Accordingly, the Company formally documents, at the inception of each hedge, all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking hedge transactions. This process includes linking all derivatives to highly-probable forecasted transactions.

The Company formally assesses, at inception and on an ongoing basis, the effectiveness of hedges in offsetting changes in the cash flows of hedged items. Hedge accounting treatment may be discontinued when

(1) it is determined that the derivative is no longer highly effective in offsetting changes in the cash flows of a hedged item (including hedged items for forecasted future transactions), (2) the derivative expires or is sold, terminated or exercised, (3) it is no longer probable that the forecasted transaction will occur or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate. If management elects to stop hedge accounting, it would be on a prospective basis and any hedges in place would be recognized in accumulated other comprehensive income (loss) until all the related forecasted transactions are completed or are probable of not occurring.

2. EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share except that it reflects the potential dilution that could occur if dilutive securities or other obligations to issue common stock were exercised or converted into common stock.

The computations for basic and diluted earnings per share for the years ended December 31, 2022, 2021 and 2020 are as follows:

(shares in thousands)	2022	2021	2020
Net income (loss)	$(34,055)	$49,432	$66,103
Weighted-average common shares outstanding — basic	66,051	65,587	64,743
Effect of stock options and restricted stock units	—	714	1,129
Weighted-average common shares outstanding — diluted	66,051	66,301	65,872
Earnings per share — basic	$ (0.52)	$ 0.75	$ 1.02
Earnings per share — diluted	$ (0.52)	$ 0.75	$ 1.00

For the year ended December 31, 2022 the dilutive effect of 462 stock options ("NQSO") and restricted stock units ("RSU") were excluded from the diluted weighted-average common shares outstanding as the Company incurred a loss during the period.

For the years ended December 31, 2022, 2021 and 2020, 351 thousand, 1 thousand and 1 thousand, respectively, non-qualified stock options ("NQSOs") and restricted stock units ("RSUs") were excluded from the calculation of diluted earnings per share based on the application of the treasury stock method, as such NQSOs and RSUs were determined to be anti-dilutive.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2022 and 2021 are as follows:

	2022	2021
Land	$ 9,348	$ 9,992
Buildings and improvements	1,314	1,315
Furniture and fixtures	19,986	18,568
Operating equipment	991,574	869,953
Total property and equipment	1,022,222	899,828
Accumulated depreciation	(478,312)	(444,726)
Property and equipment — net	$ 543,910	$ 455,102

Operating equipment of $500 was classified as held for sale, excluded from property and equipment, as of December 31, 2022. Gain or loss on sale of assets, net for the year ended December 31, 2022 includes $8,150 of loss related to the retirement of an asset which is classified as held for sale.

Depreciation expense was $46,273, $43,016 and $38,183, for the years ended December 31, 2022, 2021 and 2020, respectively.

4. LEASES

The Company leases certain operating equipment and office facilities under long-term operating leases expiring at various dates through 2030. Leases with an initial term greater than twelve months are recorded on the Company's balance sheet as an operating lease asset and operating lease liability and are measured at the present value of lease payments over the lease term. Substantially all of the Company's leases are classified as operating leases. Leases with an initial term of twelve months or less with purchase options or extension options that are not reasonably certain to be exercised are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term.

The equipment leases contain renewal or purchase options that specify prices at the then fair value upon the expiration of the lease terms. The leases also contain default provisions that are triggered by an acceleration of debt maturity under the terms of the Company's Amended Credit Agreement, or, in certain instances, cross default to other equipment leases and certain lease arrangements require that the Company maintain certain financial ratios comparable to those required by its Amended Credit Agreement. Additionally, the leases typically contain provisions whereby the Company indemnifies the lessors for the tax treatment attributable to such leases based on the tax rules in place at lease inception. The tax indemnifications do not have a contractual dollar limit. To date, no lessors have asserted any claims against the Company under these tax indemnification provisions.

The exercise of lease renewal options is at the Company's sole discretion and is considered in the measurement of operating lease assets and operating lease liabilities when it is reasonably certain the Company will exercise the option. Certain leases also include options to purchase the leased property. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Lease costs

The Company's lease costs are recorded in costs of contract revenues and general and administrative expenses. For the years ended December 31, 2022, 2021 and 2020, respectively, lease costs are as follows:

	2022	2021	2020
Operating lease costs	$ 24,224	$ 24,427	$ 24,602
Short-term lease costs	94,842	95,957	87,534
Total lease cost	$119,066	$120,384	$112,136

Lease terms and commitments

As recorded on the balance sheet, the Company's maturity analysis of its operating lease liabilities as of December 31, 2022 is as follows:

2023	$ 30,412
2024	27,365
2025	18,575
2026	8,378
2027	6,509
Thereafter	9,356
Minimum lease payments	100,595
Imputed interest	8,712
Present value of minimum operating lease payments	$ 91,883

As most of the Company's leases do not provide an implicit rate, the Company used its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Additional information related to the Company's leases as of December 31, 2022, 2021 and 2020 respectively, is as follows:

	2022	2021	2020
Weighted average remaining lease term	4.2 years	4.4	4.1
Weighted average discount rate	4.7%	5.1%	6.2%

Supplemental information related to leases during the years ended December 31, 2022, 2021 and 2020 respectively, is as follows:

	2022	2021	2020
Operating cash flows from operating leases	$(22,775)	$(22,591)	$(25,064)
Operating lease liabilities arising from obtaining new operating lease assets	$ 57,618	$ 24,191	$ 22,746

5. ACCRUED EXPENSES

Accrued expenses at December 31, 2022 and 2021 were as follows:

	2022	2021
Insurance	$17,808	$12,821
Other	5,107	6,427
Payroll and employee benefits	2,062	13,533
Interest	1,469	1,460
Income and other taxes	1,419	2,941
Contract reserves	966	444
Fuel hedge contracts	638	—
Total accrued expenses	$29,469	$37,626

6. LONG-TERM DEBT

Long-term debt at December 31, 2022 and 2021 were as follows:

	2022	2021
Revolving credit facility	$ —	$ —
2029 Notes	321,521	320,971
Total	$321,521	$320,971

Credit agreement

On July 29, 2022, the Company, Great Lakes Dredge & Dock Company, LLC, NASDI Holdings, LLC, Great Lakes Environmental & Infrastructure Solutions, LLC, Great Lakes U.S. Fleet Management, LLC, and Drews Services LLC (collectively the "Credit Parties") entered into a second amended and restated revolving credit and security agreement (as amended, supplemented or otherwise modified from time to time, the "Amended Credit Agreement") with certain financial institutions from time to time party thereto as lenders, PNC Bank, National Association, as Agent (the "Agent"), PNC Capital Markets, CIBC Bank USA, Bank of America, N.A. and Trust Securities, Inc., as Joint Lead Arrangers and Joint Bookrunners, CIBC Bank USA and Trust Bank as Co-Syndication Agents, Bank of America, N.A., as Documentation Agent and PNC Bank National Association, as Green Loan Coordinator. The Amended Credit Agreement amends and restates the prior Amended Credit Agreement dated as of May 3, 2019 by and among the financial institutions from time to time party thereto as lenders, the Agent and the Credit Parties party thereto such that the terms and conditions of the prior credit agreement have been subsumed and replaced in their entirety by the terms and conditions of the Amended Credit Agreement, including the amount available under the revolving credit facility. The terms of the Amended Credit Agreement are summarized below.

The Amended Credit Agreement provides for a senior secured revolving credit facility in an aggregate principal amount of up to $300,000 of which the full amount is available for the issuance of standby letters of credit. The maximum borrowing capacity under the Amended Credit Agreement is determined by a formula and may fluctuate depending on the value of the collateral included in such formula at the time of determination. The Amended Credit Agreement also includes an increase option that will allow the Company to increase the senior secured revolving credit facility by an aggregate principal amount of up to $100,000. This increase is subject to lenders providing incremental commitments for such increase, the Credit Parties having adequate borrowing capacity and provided that no default or event of default exists both before and after giving effect to such incremental commitment increase. The Amended Credit Agreement contains a green loan option where the Company can borrow at the lower interest rates described below so long as such funds are used to fund capital investments related to renewable energy and clean transportation projects and are consistent with green loan principles. The green loan option is subject to a $35,000 sublimit.

The Amended Credit Agreement contains customary representations and affirmative and negative covenants, including a springing financial covenant that requires the Credit Parties to maintain a fixed charge coverage ratio (ratio of earnings before income taxes, depreciation and amortization, net interest expenses, non-cash charges and losses and certain other non-recurring charges, minus capital expenditures, income and franchise taxes, to net cash interest expense plus scheduled cash principal payments with respect to debt plus restricted payments paid in cash) of not less than 1.10 to 1.00. The springing financial covenant is triggered when the undrawn availability of the Amended Credit Agreement is less than 12.5% of the maximum loan amount for five consecutive days. The Amended Credit Agreement also contains customary events of default (including non-payment of principal or interest on any material debt and breaches of covenants) as well as events of default relating to certain actions by the Company's surety bonding providers. The obligations of the Credit Parties under the Amended Credit Agreement will be unconditionally guaranteed, on a joint and several basis, by each existing and subsequently acquired or formed material direct and indirect domestic subsidiary of the Company.

Borrowings under the Amended Credit Agreement will be used to pay fees and expenses related to the Amended Credit Agreement, finance acquisitions permitted under the Amended Credit Agreement, finance ongoing working capital, for other general corporate purposes, and with respect to any green loan, fund capital investments related to renewable energy and clean transportation projects. The Amended Credit Agreement matures on the earlier of July 29, 2027 or the date that is ninety-one (91) days prior to the scheduled maturity date of the Company's unsecured senior notes, which is currently June 1, 2029, if the Company fails to refinance its unsecured senior notes prior to their scheduled maturity date but only if such scheduled maturity date is prior to the maturity date of the Amended Credit Agreement.

The obligations under the Amended Credit Agreement are secured by substantially all of the assets of the Credit Parties. The outstanding obligations thereunder shall be secured by a valid first priority perfected lien on substantially all of the U.S. flagged and located vessels of the Credit Parties and a valid perfected lien on all domestic accounts receivable and substantially all other assets of the Credit Parties, subject to the permitted liens and interests of other parties (including the Company's surety bonding providers).

Interest on the senior secured revolving credit facility of the Amended Credit Agreement is equal to either a Domestic Rate option or Secured Overnight Financing Rate ("SOFR") option, at the Company's election. As of July 29, 2022, (a) the Domestic Rate option is the highest of (1) the base commercial lending rate of PNC Bank, National Association, as publicly announced, (2) the sum of the overnight bank funding rate plus 0.5% and (3) the sum of the daily simple SOFR plus 1.0%, so long as a daily simple SOFR is offered, ascertainable and not unlawful and (b) the SOFR option is the rate that applies for the applicable interest period determined by the Agent and based on the rate published by the CME Group Benchmark Administration Limited (or a successor administrator). After the date on which a borrowing base certificate is required to be delivered under Section 9.2 of the Amended Credit Agreement (commencing with the fiscal quarter ending September 30, 2022), the Domestic Rate option will be the Domestic Rate plus an interest margin ranging between 0.25% and 0.75% and the SOFR option will be the SOFR plus an interest margin ranging between 1.25% and 1.75%, in each case, depending on the quarterly average undrawn availability on the Amended Credit Agreement. Additionally, the Company will have an option to borrow at Green Loan Advance Rates, each of which will be 0.05% lower than the corresponding applicable rate if the Company certifies that it will use such proceeds to invest in renewable energy and clean transportation projects and it complies with green loan principles.

The Company had no borrowings on the revolver, $16,391 and $25,127 of letters of credit outstanding and $245,713 and $174,546 of availability under the Amended Credit Agreement as of December 31, 2022 and 2021, respectively. The availability under the Amended Credit Agreement is suppressed by $37,897 and $327 as of December 31, 2022 and 2021, respectively, as a result of certain limitations of borrowing related to reserves and compliance with the Company's obligations set forth in the Amended Credit Agreement or the prior credit agreement.

Senior notes and subsidiary guarantors

In May 2021, the Company sold $325,000 of unsecured 5.25% Senior Notes (the "2029 Notes") pursuant to a private offering. The 2029 Notes were priced to investors at par and will mature on June 1, 2029. The Company used the net proceeds from the offering, together with cash on hand, to redeem all $325,000 aggregate principal amount of its outstanding 8.000% Senior Notes due 2022.

The Company's obligations under these 2029 Notes are guaranteed by each of the Company's existing and future 100% owned domestic subsidiaries that are co-borrowers or guarantors under the Amended Credit Agreement. Such guarantees are full, unconditional and joint and several. The parent company issuer has no independent assets or operations and all non-guarantor subsidiaries have been determined to be minor.

Other

The scheduled principal payments through the maturity date of the Company's long-term debt at December 31, 2022, are as follows:

Years Ending December 31,	
2023	$ —
2024	—
2025	—
2026	—
2027	—
Thereafter	325,000
Total	$325,000

The Company incurred amortization of deferred financing fees for its long-term debt of $1,142, $1,382 and $1,611 for each of the years ended December 31, 2022, 2021 and 2020. Such amortization is recorded as a component of net interest expense.

7. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value hierarchy has been established by GAAP that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The accounting guidance describes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company is exposed to counterparty credit risk associated with non-performance of its various derivative instruments. The Company's risk would be limited to any unrealized gains on current positions. To help mitigate this risk, the Company transacts only with counterparties that are rated as investment grade or higher. In addition, all counterparties are monitored on a continuous basis.

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. At times, the Company holds certain derivative contracts that it uses to manage foreign currency risk or commodity price risk. The Company does not hold or issue derivatives for speculative or trading purposes. The fair values of these financial instruments are summarized as follows:

	Fair Value Hierarchy Levels	Fair Value at			
		December 31, 2022		December 31, 2021	
		Assets	Liabilities	Assets	Liabilities
Derivatives designated as cash flow hedging instruments:					
Fuel hedge contracts	2	$—	$638	$630	$—
Foreign currency exchange hedge contracts	2	831	6	—	—
Total derivatives		$831	$644	$630	$—

Fuel hedge contracts

The Company is exposed to certain market risks, primarily commodity price risk as it relates to the diesel fuel purchase requirements, which occur in the normal course of business. The Company enters into heating oil commodity swap contracts to hedge the risk that fluctuations in diesel fuel prices will have an adverse impact on cash flows associated with its domestic dredging contracts. The Company's goal is to hedge approximately 80% of the eligible fuel requirements for work in domestic backlog.

As of December 31, 2022, the Company was party to various swap arrangements to hedge the price of a portion of its diesel fuel purchase requirements for work in its backlog to be performed through December 2022. As of December 31, 2022, there were 7.3 million gallons remaining on these contracts representing forecasted domestic fuel purchases through December 2022. Under these swap agreements, the Company will pay fixed prices ranging from $2.29 to $3.95 per gallon.

At December 31, 2022, the fair value liability of the fuel hedge contracts were estimated to be $638 and is recorded in accrued liabilities. At December 31, 2021, the fair value asset of the fuel hedge contracts were estimated to be $630 and is recorded in other current assets. For fuel hedge contracts considered to be highly effective, the gains reclassified to earnings from changes in fair value of derivatives, net of cash settlements and taxes, for the year ended December 31, 2022 were $10,629. The remaining gains and losses included in the accumulated other comprehensive income (loss) at December 31, 2022 will be reclassified into earnings over the next twelve months, corresponding to the period during which the hedged fuel is expected to be utilized. Changes in the fair value of fuel hedge contracts not considered highly effective are recorded as costs of contract revenues in the Statement of Operations. The fair value of fuel hedges are corroborated using inputs that are readily observable in public markets; therefore, the Company determines fair values of these fuel hedges using Level 2 inputs.

Foreign currency exchange hedge contracts

The Company is exposed to certain market risks, including foreign currency exchange rate risks related to the purchase of new vessel build materials in Europe. The Company enters into foreign currency exchange forward contracts to hedge the risk that fluctuations in the Euro in relation to the Dollar could have an adverse impact on cash flows associated with its equipment builds.

As of December 31, 2022, the Company was party to various foreign exchange forward contract arrangements to hedge the purchase of materials through November 2024. As of December 31, 2022, there were 28.9 million Euro of payments remaining on these hedge contracts. Under these hedge contracts, the Company will pay fixed prices ranging from $0.99 to $1.13 per Euro.

At December 31, 2022, the fair value asset of foreign currency exchange hedge contracts were estimated to be $831 and is recorded in other current assets. At December 31, 2022, the fair value liability of foreign currency exchange hedge contracts were estimated to be $6 and is recorded in accrued liabilities. There were no foreign currency exchange hedge contracts as of December 31, 2021. For foreign currency exchange hedge contracts considered to be highly effective, the losses reclassified to earnings from changes in fair value of derivatives, net of cash settlements and taxes, for the year ended December 31, 2022 were $155. The remaining gains and losses included in accumulated other comprehensive income (loss) at December 31, 2022 will be reclassified into earnings over the next twenty-three months, corresponding to the period during which the hedged currency is expected to be utilized. Changes in the fair value of foreign currency exchange hedge contracts not considered highly effective are recorded as other expenses in the Statement of Operations. The fair values of foreign currency exchange hedges are corroborated using inputs that are readily observable in public markets; therefore, the Company determines the fair value of these foreign currency exchange hedges using Level 2 inputs.

Assets and liabilities measured at fair value on a nonrecurring basis

All other nonfinancial assets and liabilities measured at fair value in the financial statements on a nonrecurring basis are subject to fair value measurements and disclosures. Nonfinancial assets and liabilities included in the consolidated balance sheets and measured on a nonrecurring basis consist of goodwill and long-lived assets. Goodwill and long-lived assets are measured at fair value to test for and measure impairment, if any, at least annually for goodwill or when necessary for both goodwill and long-lived assets.

Accumulated other comprehensive income (loss)

Changes in the components of the accumulated balances of other comprehensive income (loss) are as follows:

	2022	2021	2020
Derivatives:			
Fuel Hedge Contracts			
Reclassification of derivative (gains) losses to earnings—net of tax	$(10,629)	$(6,481)	$ 5,825
Change in fair value of derivatives—net of tax	9,681	5,653	(5,152)
Net change in cash flow derivative fuel hedges—net of tax	$ (948)	$ (828)	$ 673
Foreign Currency Exchange Hedge Contracts			
Reclassification of derivative (gains) losses to earnings—net of tax	$ 116	$ —	$ —
Change in fair value of derivatives—net of tax	501	—	—
Net change in cash flow derivative foreign currency hedges—net of tax	617	—	—
Total net change in cash flow derivative hedges—net of tax	$ (331)	$ (828)	$ 673

Adjustments reclassified from accumulated balances of other comprehensive income (loss) to earnings are as follows:

	Statements operations location	2022	2021	2020
Derivatives:				
	Costs of contract revenues	$(14,219)	$(8,670)	$7,703
	Income tax (provision) benefit	(3,590)	(2,189)	1,878
		$(10,629)	$(6,481)	$5,825

Other financial instruments

The carrying value of financial instruments included in current assets and current liabilities approximates fair value due to the short-term maturities of these instruments. Based on timing of the cash flows and comparison to current market interest rates, the carrying value of the senior revolving credit agreement approximates fair value. In May 2021, the Company sold $325,000 of the 2029 Notes pursuant to a private offering, which were outstanding at December 31, 2022 (See Note 6, Long-Term Debt). The 2029 Notes were priced to investors at par and will mature on June 1, 2029. The 2029 Notes are senior unsecured obligations of the Company and its subsidiaries that guarantee the 2029 Notes. The fair value of the 2029 Notes was $252,655 at December 31, 2022, which is a Level 1 fair value measurement as the senior notes value was obtained using quoted prices in active markets. It is impracticable to determine the fair value of outstanding letters of credit or performance, bid and payment bonds due to uncertainties as to the amount and timing of future obligations, if any.

8. INCOME TAXES

The Company's income tax provision (benefit) for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Income tax provision (benefit)	$(9,360)	$13,391	$20,187

The Company's income (loss) before income tax from domestic and foreign operations for the years ended December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Domestic operations	$(43,179)	65,708	$94,826
Foreign operations	(236)	(2,885)	(8,536)
Total income (loss) before income	$(43,415)	$62,823	$86,290

The provision (benefit) for income taxes as of December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Federal:			
Current	$ —	$ —	$ —
Deferred	(9,754)	11,020	17,464
State:			
Current	(90)	1,080	128
Deferred	484	1,291	3,023
Foreign:			
Current	—	—	(428)
Deferred	—	—	—
Total	(9,360)	$13,391	$20,187

The Company's income tax provision (benefit) reconciles to the provision (benefit) at the statutory U.S. federal income tax rate of 21% for the years ended December 31, 2022, 2021 and 2020 , as follows:

	2022	2021	2020
Tax provision (benefit) at statutory U.S. federal income tax rate	$(9,117)	$13,193	$18,121
State income tax — net of federal income tax benefit	(3,952)	2,144	3,124
Adjustment to deferred tax depreciation	—	(1,414)	—
Stock based compensation	(414)	(1,318)	(1,212)
Nondeductible officer compensation	244	1,195	1,212
Research and development tax credits	(518)	(642)	(674)
Changes in valuation allowance	4,365	—	—
Other	32	233	(384)
Income tax provision (benefit)	$(9,360)	$13,391	$20,187

At December 31, 2022 and 2021, the Company had loss carryforwards for federal income tax purposes of $54,376 and $55,554 respectively. Of the loss carryforwards at December 31, 2022 $43,334 expires in 2037 and the remaining $11,042 may be carried forward indefinitely. The Company also has indefinite life carryforwards as a result of interest limitations. Starting in 2022, the Company has research costs attributable to research and development that are currently expensed but are required to be capitalized for U.S. tax purposes and amortized primarily over 5 or 15 years.

At December 31, 2022 and 2021, the Company had gross net operating loss carryforwards for state income tax purposes totaling $188,884 and $157,245, respectively, which expire between 2027 and 2042. The Company has established a valuation allowance that was $5,988 and $1,623 as of December 31, 2022 and 2021, respectively. The Company believes that the remaining net operating losses, net of the valuation allowance, will be fully utilized in future periods.

The Company also has foreign gross net operating loss carryforwards of approximately $69 and $2,469 as of December 31, 2022 and 2021, respectively, which expire between 2023 and 2028. At December 31, 2022 and 2021, a full valuation allowance has been established for the deferred tax asset of $24 and $864 related to foreign net operating loss carryforwards, respectively, as the Company believes it is more likely than not that the net operating loss carryforwards will not be realized.

The Company does not expect that total unrecognized tax benefits will significantly increase or decrease within the next 12 months.

The Company's policy is to recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, 2021 and 2020 the Company had no interest and penalties recorded.

The Company files income tax returns at the U.S. federal level and in various state and foreign jurisdictions. U.S. federal income tax years prior to 2019 are closed and no longer subject to examination. With few exceptions, the statute of limitations in state taxing jurisdictions in which the Company operates has expired for all years prior to 2018. In foreign jurisdictions in which the Company operates, years prior to 2016 are closed and are no longer subject to examination.

The Company's deferred tax assets (liabilities) at December 31, 2022 and 2021 are as follows:

	2022	2021
Deferred tax assets:		
Operating lease assets	$ 23,200	$ 15,835
Accrued liabilities	5,381	7,130
Federal NOLs and interest limitations	15,042	11,666
Foreign NOLs	24	864
State NOLs	10,291	6,682
Research costs	3,175	—
Tax credit carryforwards	4,411	3,892
Valuation allowance	(6,012)	(2,487)
Total deferred tax assets	55,512	43,582
Deferred tax liabilities:		
Depreciation and amortization	(91,923)	(96,207)
Operating lease liabilities	(22,657)	(15,713)
Other liabilities	(47)	(159)
Total deferred tax liabilities	(114,627)	(112,079)
Net noncurrent deferred tax liabilities	$ (59,115)	$ (68,497)

Deferred tax assets relate primarily to reserves and other liabilities for costs and expenses not currently deductible for tax purposes as well as net operating loss and other carryforwards. Deferred tax liabilities relate primarily to the cumulative difference between book depreciation and amounts deducted for tax purposes. The Company evaluates its ability to realize deferred tax assets by considering all available positive and negative evidence. This evidence includes its cumulative earnings or losses in recent years. The Company further considers the impact on these cumulative earnings or losses of discontinued operations and other divested operations and joint ventures, restructuring charges and other nonrecurring adjustments that are not indicative of its ability to generate taxable income in future periods. The Company also considers sources of taxable income, such as the amount and timing of realization of its deferred tax liabilities relative to the timing of expiration of loss carryforwards. When it is estimated to be more likely than not that all or some portion of deferred tax assets will not be realized, the Company establishes a valuation allowance for the amount of such deferred tax assets considered to be unrealizable. After evaluating the positive and negative evidence for future realization of deferred tax assets, the Company recorded valuation allowances for foreign net operating loss carryforwards and certain state net operating loss carryforwards to reduce the balance of these deferred tax assets at December 31, 2022 and 2021 as it was more likely than not that the balance of these tax items would not be realized. By contrast, after evaluating the positive and negative evidence, the Company concluded that it was more likely than not that the deferred federal income tax asset and remaining state net operating loss carryforwards recorded at December 31, 2022 and 2021 would ultimately be realized and determined that no valuation allowance was required.

9. SHARE-BASED COMPENSATION

On May 5, 2021, the Company's stockholders approved the Great Lakes Dredge & Dock Corporation 2021 Long-Term Incentive Plan (the "Incentive Plan"), which previously had been approved by the Company's board of directors subject to stockholder approval. The Incentive Plan replaces the 2017 Long-Term Incentive Plan (the "Prior Plan") and is largely based on the Prior Plan, but with updates to the available shares and other administrative changes. The Incentive Plan permits the granting of stock options, stock appreciation rights, restricted stock and restricted stock units to the Company's employees and directors for up to 1.5 million shares of common stock, plus the number of shares that remained available for future grant under the Prior Plan as of the effectiveness of the Incentive Plan.

The Prior Plan permitted the granting of stock options, stock appreciation rights, restricted stock and restricted stock units to its employees and directors for up to 3.3 million shares of common stock, plus an additional 1.7 million shares underlying equity awards issued under the 2007 Long-Term Incentive Plan. The Company may also issue share-based compensation as inducement awards to new employees upon approval of the Board of Directors.

Compensation cost charged to expense related to share-based compensation arrangements was $4,288, $5,188 and $6,754, for the years ended December 31, 2022, 2021 and 2020, respectively.

Non-qualified stock options

The NQSO awards were granted with an exercise price equal to the market price of the Company's common stock at the date of grant. The option awards generally vest in three equal annual installments commencing on the first anniversary of the grant date, and have ten year exercise periods.

The fair value of the NQSOs was determined at the grant date using a Black-Scholes option pricing model, which requires the Company to make several assumptions. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. The annual dividend yield on the Company's common stock is based on estimates of future dividends during the expected term of the NQSOs. The expected life of the NQSOs was determined from historical exercise data providing a reasonable basis upon which to estimate the expected life. The volatility assumptions were based on historical volatility of Great Lakes. There is not an active market for options on the Company's common stock and, as such, implied volatility for the Company's stock was not considered. Additionally, the Company's general policy is to issue new shares of registered common stock to satisfy stock option exercises or grants of restricted stock. No NQSO awards were granted in 2022, 2021 and 2020. The aggregate intrinsic value of stock options represents the difference between market value on the date of exercise and the option price. The aggregate intrinsic value of stock options exercised during 2022, 2021 and 2020 was $212, $1,351 and $779, respectively.

A summary of stock option activity under the Incentive Plan as of December 31, 2022, and changes during the year ended December 31, 2022, is presented below:

Options	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contract Term (yrs)	Aggregate Intrinsic Value ($000's)
Outstanding as of January 1, 2022	105	$7.50		
Granted	—	—		
Exercised	(29)	7.19		
Forfeited or Expired	—	—		
Outstanding as of December 31, 2022	76	$7.61	1.2	$—
Vested at December 31, 2022	76	$7.61	1.2	$—

Restricted stock units

RSUs primarily vest in equal portions over the three year vesting period. The fair value of RSUs was based upon the Company's stock price on the date of grant. A summary of the status of the Company's non-vested RSUs as of December 31, 2022, and changes during the year ended December 31, 2022, is presented below:

Non-vested Restricted Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Outstanding as of January 1, 2022	1,044	$10.57
Granted	487	13.85
Vested	(393)	9.86
Forfeited	(31)	11.15
Outstanding as of December 31, 2022	1,107	$12.62
Expected to vest at December 31, 2022	997	$12.67

As of December 31, 2022, there was $7,844 of total unrecognized compensation cost related to non-vested RSUs granted under the Incentive Plan. That cost for non-vested RSUs is expected to be recognized over a weighted-average period of 1.9 years.

The Incentive Plan permits the employee to use vested shares from RSUs to satisfy the grantee's U.S. federal income tax liability resulting from the issuance of the shares through the Company's retention of that number of common shares having a market value as of the vesting date equal to such tax obligation up to the minimum statutory withholding requirements. The amount related to shares used for such tax withholding obligations was approximately $2,185 and $4,250 for the years ended December 31, 2022 and 2021, respectively.

Director compensation

The Company uses a combination of cash and share-based compensation to attract and retain qualified candidates to serve on its Board of Directors. Compensation is paid to non-employee directors. Directors who are employees receive no additional compensation for services as members of the Board or any of its committees. Share-based compensation is paid pursuant to the Incentive Plan. Each non-employee director of the Company receives an annual retainer of $155, payable quarterly in arrears, and is generally paid 50% in cash and 50% in common stock or deferred restricted stock units of the Company. Directors may elect to receive some or all of the cash retainer in common stock or deferred restricted stock units. In 2022, the Chairman of the Board received an additional $100 of annual compensation, paid 100% in common stock.

In the years ended December 31, 2022, 2021 and 2020, 106 thousand, 50 thousand and 79 thousand shares, respectively, of the Company's common stock or restricted stock units were issued to non-employee directors under the Incentive Plan.

10. REVENUE

The Company's revenue is derived from contracts for services with federal, state, local and foreign governmental entities and private customers. Revenues are generally derived from the enhancement or preservation of navigability of waterways or the protection of shorelines through the removal or replenishment of soil, sand or rock.

Performance obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account upon which the Company's revenue is calculated. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue as the performance obligation is satisfied. Fixed-price contracts, which comprise substantially all of the Company's revenue, will most often represent a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in the contracts and, therefore, not distinct.

The Company's performance obligations are satisfied over time and revenue is recognized using contract fulfillment costs incurred to date compared to total estimated costs at completion, also known as cost-to-cost, to measure progress towards completion. As the Company's performance creates an asset that the customer controls, this method provides a faithful depiction of the transfer of an asset to the customer. Generally, the Company has an enforceable right to payment for performance completed to date.

The majority of the Company's contracts are completed in a year or less. At December 31, 2022, the Company had $377,140 of remaining performance obligations, which the Company refers to as total dredging backlog. Total dredging backlog does not include approximately $50,000 of performance obligations related to offshore wind contracts. The Company expects to perform on its offshore wind contracts using the inclined fall-pipe vessel for subsea rock installation which is expected to be delivered and operational in the first half of 2025. Approximately 100% of the Company's dredging backlog will be completed in 2023.

Transaction price

The transaction price is calculated using the Company's estimated costs to complete a project. These costs are based on the types of equipment required to perform the specified service, project site conditions, the estimated project duration, seasonality, location and complexity of a project.

The nature of the Company's contracts gives rise to several types of variable consideration, including pay on quantity dredged for dredging projects and dredging project contract modifications. Estimated pay quantity is the amount of material the Company expects to dredge for which it will receive payment. Estimated quantity to be dredged is calculated using engineering estimates based on current survey data and the Company's knowledge based on historical project experience.

Revenue by category

Domestically, the Company's work generally is performed in coastal waterways and deep-water ports. The U.S. dredging market consists of four primary types of work: capital, coastal protection, maintenance and rivers & lakes. Foreign projects typically involve capital work.

The following table sets forth, by type of work, the Company's contract revenues for the years ended December 31, 2022, 2021 and 2020:

Revenues	2022	2021	2020
Dredging:			
Capital—U.S.	$342,461	$397,034	$336,163
Capital—foreign	149	6,596	25,892
Coastal protection	192,567	169,678	201,361
Maintenance	98,077	132,551	148,767
Rivers & lakes	15,527	20,290	21,418
Total revenues	$648,781	$726,149	$733,601

The following table sets forth, by type of customer, the Company's contract revenues for the years ended December 31, 2022, 2021 and 2020:

Revenues	2022	2021	2020
Dredging:			
Federal government	$431,705	$568,980	$582,949
State and local government	207,033	118,712	85,737
Private	9,894	31,861	39,023
Foreign	149	6,596	25,892
Total revenues	$648,781	$726,149	$733,601

Contract balances

Billings on contracts are generally submitted after verification with the customers of physical progress and are recognized as accounts receivable in the balance sheet. For billings that do not match the timing of revenue recognition, the difference between amounts billed and recognized as revenue is reflected in the balance sheet as either contract revenues in excess of billings or billings in excess of contract revenues. Certain pre-contract and pre-construction costs are capitalized and reflected as contract assets in the balance sheet. Customer advances, deposits and commissions are reflected in the balance sheet as contract liabilities.

Accounts receivable at December 31, 2022 and December 31, 2021 are as follows:

	2022	2021
Completed contracts	$ 4,682	$10,612
Contracts in progress	32,546	65,415
Retainage	8,226	7,490
	45,454	83,517
Allowance for doubtful accounts	(564)	(564)
Total accounts receivable—net	$44,890	$82,953

The components of contracts in progress at December 31, 2022 and December 31, 2021 are as follows:

	2022	2021
Costs and earnings in excess of billings:		
Costs and earnings for contracts in progress	$ 262,125	$ 270,998
Amounts billed	(210,068)	(240,941)
Costs and earnings in excess of billings for contracts in progress	52,057	30,057
Costs and earnings in excess of billings for completed contracts	14,972	10,894
Total contract revenues in excess of billings	$ 67,029	$ 40,951
Current portion of contract revenues in excess of billings	$ 65,922	$ 39,844
Long-term contract revenues in excess of billings	1,107	1,107
Total contract revenues in excess of billings	$ 67,029	$ 40,951
Billings in excess of costs and earnings:		
Amounts billed	$ (95,013)	$(224,381)
Costs and earnings for contracts in progress	85,099	209,567
Total billings in excess of contract revenues	$ (9,914)	$ (14,814)

In the year ending December 31, 2022, a revision to the estimated gross profit percentage of a project was recognized due to a positive settlement of a claim from the recently completed project resulting in a cumulative net impact on the project margin, which increased gross profit by $22,276.

At December 31, 2022 and 2021, costs to fulfill contracts with customers recognized as an asset were $4,472 and $5,652, respectively, and are recorded in other current assets and other noncurrent assets. These costs relate to pre-contract and pre-construction activities. During the years ended December 31, 2022 and 2021 the company amortized pre-contract and pre-construction costs of $11,148 and $17,839, respectively.

The Company's largest domestic customer is the U.S. Army Corps of Engineers (the "Corps"), which has responsibility for federally funded projects related to navigation and flood control of U.S. waterways. In 2022, 2021 and 2020, 67%, 78% and 80%, respectively, of contract revenues were earned from contracts with federal government agencies, including the Corps, as well as other federal entities such as the U.S. Coast Guard and U.S. Navy. During the year ended December 31, 2021, the Company recognized $716 of revenue related to the use of equipment by a customer working on a federal government contract. At December 31, 2022 and 2021, approximately 46% and 69% respectively, of accounts receivable, including contract revenues in excess of billings and retainage, were due on contracts with federal government agencies. The Company depends on its ability to continue to obtain federal government contracts, and indirectly, on the amount of federal funding for new and current government dredging projects. Therefore, the Company's operations can be influenced by the level and timing of federal funding.

The Company derived revenues and gross profit (loss) from foreign project operations for the years ended December 31, 2022, 2021, and 2020, as follows:

	2022	2021	2020
Contract revenues	$ 149	$ 6,596	$ 25,892
Costs of contract revenues	(341)	(9,281)	(34,529)
Gross profit (loss)	$(192)	$(2,685)	$ (8,637)

In 2022, 2021 and 2020, foreign revenues were primarily from work done in the Middle East. The majority of the Company's long-lived assets are marine vessels and related equipment. At any point in time, the Company may employ certain assets outside of the U.S., as needed, to perform work on the Company's foreign projects. As of December 31, 2022 and December, 2021, long-lived assets located outside of the U.S had no net book value. Currently our assets outside of the U.S. do not include dredges. Revenue from foreign projects has been concentrated in the Middle East which comprised less than 10% in 2022, 2021 and 2020. At December 31, 2022 and 2021, approximately 9% and 9%, respectively, of total accounts receivable, including retainage and contract revenues in excess of billings, were due on contracts in the Middle East.

11. RETIREMENT PLANS

The Company sponsors two 401(k) savings plans, one covering substantially all non-union salaried employees ("Salaried Plan"), a second covering its hourly employees ("Hourly Plan"). Under the Salaried Plan and the Hourly Plan, individual employees may contribute a percentage of compensation and the Company will match a portion of the employees' contributions. The Salaried Plan also includes a discretionary profit-sharing component, permitting the Company to make discretionary employer contributions to all eligible employees of these plans. Additionally, the Company sponsors a Supplemental Savings Plan in which the Company makes contributions for certain key executives. The Company's expense for matching, discretionary and Supplemental Savings Plan contributions for 2022, 2021 and 2020, was $2,996, $4,659 and $5,557, respectively.

The Company also contributes to various multiemployer pension plans pursuant to collective bargaining agreements. In 2022, 2021 and 2020, the Company contributed $4,915, $4,632 and $4,929 respectively to all of the multiemployer plans that provide pension benefits. The information available to the Company about the multiemployer plans in which it participates, whether via request to the plan or publicly available, is generally dated due to the nature of the reporting cycle of multiemployer plans and legal requirements under the Employee Retirement Income Security Act ("ERISA") as amended by the Multiemployer Pension Plan Amendments Act ("MPPAA"). Based upon these plans' most recently available annual reports, the Company's contributions to these plans were less than 5% of each plan's total contributions.

The Company does not expect any future increased contributions to have a material negative impact on its financial position, results of operations or cash flows for future years. The risks of participating in multiemployer plans are different from single employer plans as assets contributed are available to provide benefits to employees of other employers and unfunded obligations from an employer that discontinues contributions are the responsibility of all remaining employers. In addition, in the event of a plan's termination or the Company's withdrawal from a plan, the Company may be liable for a portion of the plan's unfunded vested benefits. However, information from the plans' administrators is not available to permit the Company to determine its share, if any, of unfunded vested benefits.

12. COMMITMENTS AND CONTINGENCIES

Commercial commitments

Performance and bid bonds are customarily required for dredging and marine construction projects. The Company has bonding agreements with Argonaut Insurance Company ("Argo"), Berkley Insurance Company, Chubb Surety ("Chubb"), Travelers Casualty and Surety Company of America ("Travelers"), Zurich American Insurance Company, and Liberty Mutual Insurance Company ("Liberty"), under which the Company can obtain performance, bid and payment bonds. The Company currently has outstanding bonds with Argo, Chubb, Travelers, and Liberty. Bid bonds are generally obtained for a percentage of bid value and amounts outstanding typically range from $1,000 to $10,000. At December 31, 2022, the Company had outstanding performance bonds with a notional amount of approximately $730,276. The revenue value remaining in backlog related to the projects totaled approximately $308,515.

Certain foreign projects performed by the Company have warranty periods, typically spanning no more than one to three years beyond project completion, whereby the Company retains responsibility to maintain the project site to certain specifications during the warranty period. Generally, any potential liability of the Company is mitigated by insurance, shared responsibilities with consortium partners, and/or recourse to owner-provided specifications.

Legal proceedings and other contingencies

As is customary with negotiated contracts and modifications or claims to competitively bid contracts with the federal government, the government has the right to audit the books and records of the Company to ensure compliance with such contracts, modifications, or claims, and the applicable federal laws. The government has the ability to seek a price adjustment based on the results of such audit. Any such audits have not had, and are not expected to have, a material impact on the financial position, operations, or cash flows of the Company.

Various legal actions, claims, assessments and other contingencies arising in the ordinary course of business are pending against the Company and certain of its subsidiaries. The Company will defend itself vigorously on all matters. These matters are subject to many uncertainties, and it is possible that some of these matters could ultimately be decided, resolved, or settled adversely to the Company. Although the Company is subject to various claims and legal actions that arise in the ordinary course of business, except as described below, the Company is not currently a party to any material legal proceedings or environmental claims. The Company records an accrual when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. The Company does not believe any of these proceedings, individually or in the aggregate, would be expected to have a material effect on results of operations, cash flows or financial condition.

On April 23, 2014, the Company completed the sale of NASDI, LLC ("NASDI") and Yankee Environmental Services, LLC ("Yankee"), which together comprised the Company's historical demolition business, to a privately-owned demolition company. Under the terms of the agreement, the Company received cash of $5,309 and retained the right to receive additional proceeds based upon future collections of outstanding accounts receivable and work in process existing at the date of close. On January 14, 2015, the Company and its subsidiary, NASDI Holdings, LLC, brought an action in the Delaware Court of Chancery to enforce the terms of the Company's agreement to sell NASDI and Yankee. The Company seeks specific performance of the buyer's obligation to collect and to remit the additional proceeds, and other related relief. Defendants have filed counterclaims alleging that the Company misrepresented the quality of its contracts and receivables prior to the sale. The Company denies defendants' allegations. In addition, the Company has been granted a judgment in the amount of $21,934 based upon the buyer's default of its obligations to indemnify the Company for losses resulting from failure to perform in accordance with terms of surety performance bond. On April 11, 2022, the Supreme Court of Delaware issued its decision denying that appeal and affirming the Chancery Court judgment. The Company continues to aggressively pursue collection from the buyer on outstanding amounts owed under the sale and the indemnification. An estimate of a range of potential gains or losses relating to these matters cannot reasonably be made.

On April 22, 2021, the U.S. Attorney's Office for the Eastern District of Louisiana filed a bill of information against the Company charging the Company with a negligent discharge violation of the Clean Water Act (the "CWA") arising from a September 2016 oil spill. The spill occurred during the Company's Cheniere Ronquille project and resulted in the discharge of around one hundred sixty barrels of crude oil in Bay Long, Louisiana. The Company cooperated with the U.S. Attorney's Office and other relevant agencies in their investigation of the oil spill and on June 15, 2021, the Company pleaded guilty to the misdemeanor violation alleged in the bill of information and agreed to pay a fine of $1,000. In the first quarter of 2022, the Company entered into a settlement of a civil suit arising from the same matter which was primarily covered by its insurance policies. On June 14, 2022, the Company was sentenced in the criminal matter, and paid a fine of $1,000. The Company had previously deposited $2,000 into the registry of the court to pay any ordered restitution; however, the Company was not ordered to pay any restitution and the deposited funds, less the amount of the fine and administrative costs, were returned to the Company. The CWA provides that, upon an entity's conviction of certain offenses, the entity is automatically disqualified from eligibility to receive certain federal contracts, if it will perform any part of the awarded contract at the facility giving rise to the conviction (called the "violating facility"). Accordingly, the Court's entry of the Company's conviction under the CWA resulted in the automatic disqualification of the Company's eligibility to be awarded contracts at the violating facility, which the federal suspension and debarment officer (the "SDO") determined to be the Company's field office for the Cheniere Ronquille project, located at 28465 Hwy 23, Port Sulphur, Louisiana. The disqualification was imposed on June 23, 2022, and only applied to the Port Sulphur facility and not the Company as a whole. On the same day, June 23, 2022, the SDO issued a decision reinstating the Company's Port Sulphur facility based on the SDO's determination that the Company had addressed the causes of the CWA violation. This matter is now fully resolved and will not have any future impact on the Company's business, financial condition or results of operations.

Lease obligations

The Company leases certain operating equipment and office facilities under long-term operating leases expiring at various dates through 2030. The equipment leases contain renewal or purchase options that specify prices at the then fair value upon the expiration of the lease terms. The leases also contain default provisions that are triggered by an acceleration of debt maturity under the terms of the Company's Amended Credit Agreement, or, in certain instances, cross default to other equipment leases and certain lease arrangements require that the Company maintain certain financial ratios comparable to those required by its Amended Credit Agreement. Additionally, the leases typically contain provisions whereby the Company indemnifies the lessors for the tax treatment attributable to such leases based on the tax rules in place at lease inception. The tax indemnifications do not have a contractual dollar limit. To date, no lessors have asserted any claims against the Company under these tax indemnification provisions.

Great Lakes Dredge & Dock Corporation
Schedule II—Valuation and Qualifying Accounts
For the Years Ended December 31, 2022, 2021 and 2020
(In thousands)

	Beginning Balance	Additions	Deductions	Ending balance
Description				
Year ended December 31, 2020				
Allowances deducted from assets to which they apply:				
Allowances for doubtful accounts	$ 564	$ —	$ —	$ 564
Valuation allowance for deferred tax assets	3,495	—	(1,022)	2,473
Total	$4,059	$ —	$(1,022)	$3,037
Year ended December 31, 2021				
Allowances deducted from assets to which they apply:				
Allowances for doubtful accounts	$ 564	$ —	$ —	$ 564
Valuation allowance for deferred tax assets	2,473	14	—	2,487
Total	$3,037	$ 14	$ —	$3,051
Year ended December 31, 2022				
Allowances deducted from assets to which they apply:				
Allowances for doubtful accounts	$ 564	$ —	$ —	$ 564
Valuation allowance for deferred tax assets	2,487	3,525	—	6,012
Total	$3,051	$3,525	$ —	$6,576

I. EXHIBIT INDEX

Number	Document Description
2.1	Amended and Restated Agreement and Plan of Merger dated as of December 22, 2003, among Great Lakes Dredge & Dock Corporation, GLDD Acquisitions Corp., GLDD Merger Sub, Inc. and Vectura Holding Company LLC. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Current Report on Form 8-K filed with the Commission on January 6, 2004).
2.2	Agreement and Plan of Merger by and among GLDD Acquisitions Corp., Aldabra Acquisition Corporation, and certain shareholders of Aldabra Acquisition Corporation and GLDD Acquisitions Corp., dated as of June 20, 2006. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Current Report on Form 8-K filed with the Commission on June 22, 2006).
3.1	Amended and Restated Certificate of Incorporation of Great Lakes Dredge & Dock Holdings Corp., effective December 26, 2006 (now renamed Great Lakes Dredge & Dock Corporation). (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Registration Statement on Form 8-A12B filed with the Commission on December 26, 2006).
3.2	Second Amended and Restated Bylaws of Great Lakes Dredge & Dock Corporation, dated as of January 12, 2023. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Current Report on Form 8-K filed with the Commission on January 19, 2023).
3.3	Certificate of Ownership and Merger of Great Lakes Dredge & Dock Corporation with and into Great Lakes Dredge & Dock Holdings Corp. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Current Report on Form 8-K filed with the Commission on December 29, 2006).
4.1	Description of Great Lakes Dredge & Dock Corporation Securities Registered Pursuant to Section 12 of the Exchange Act. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Annual Report on Form 10-K filed with the Commission on February 26, 2020).
4.2	Specimen Common Stock Certificate for Great Lakes Dredge & Dock Corporation. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Annual Report on Form 10-K filed with the Commission on March 22, 2007).
4.3	Indenture, dated May 25, 2021, among Great Lakes Dredge & Dock Corporation, as Issuer, the guarantors party thereto, and Wells Fargo Bank, National Association, as Trustee, relating to the 2029 Notes (incorporated by reference to Great Lakes Dredge & Dock Corporation's Quarterly Report on Form 10-Q filed with the Commission on August 3, 2021).
4.4	Form of 2029 Notes (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Quarterly Report on Form 10-Q filed with the Commission on August 3, 2021).
10.1	Agreement of Indemnity, dated as of April 7, 2015, by and among Great Lakes Dredge & Dock Corporation, Great Lakes Dredge & Dock Company, LLC, Great Lakes Environmental & Infrastructure Solutions, LLC, Magnus Pacific, LLC, Terra Contracting, LLC, Terra Fluid Management, LLC and Liberty Mutual Insurance Company and its subsidiaries and affiliates. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Quarterly Report on Form 10-Q filed with the Commission on May 6, 2015).
10.2	Agreement of Indemnity, dated as of April 7, 2015, by and among Great Lakes Dredge & Dock Corporation, Great Lakes Dredge & Dock Company, LLC, Great Lakes Environmental & Infrastructure Solutions, LLC, Magnus Pacific, LLC, Terra Contracting, LLC, Terra Fluid Management, LLC and Westchester Fire Insurance Company or any of its affiliates, including any other company that is part of or added to ACE Holdings, Inc. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Quarterly Report on Form 10-Q filed with the Commission on May 6, 2015).

Number	Document Description
10.3	Agreement of Indemnity, dated as of April 7, 2015, by and among Great Lakes Dredge & Dock Corporation, Great Lakes Dredge & Dock Company, LLC, Great Lakes Environmental & Infrastructure Solutions, LLC, Magnus Pacific, LLC, Terra Contracting, LLC, Terra Fluid Management, LLC and Argonaut Insurance Company. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Quarterly Report on Form 10-Q filed with the Commission on May 6, 2015).
10.4	Agreement of Indemnity, dated as of September 7, 2011, by and among Great Lakes Dredge & Dock Corporation, Great Lakes Dredge & Dock Company, LLC, Lydon Dredging and Construction Company, Ltd., Fifty-Three Dredging Corporation, Dawson Marine Services Company, Great Lakes Dredge & Dock Environmental, Inc. f/k/a Great Lakes Caribbean Dredging, Inc., NASDI, LLC, NASDI Holdings Corporation, Yankee Environmental Services, LLC, Great Lakes Dredge & Dock (Bahamas) Ltd. and Zurich American Insurance Company and its subsidiaries and affiliates. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Annual Report on Form 10-K filed with the Commission on March 29, 2013).
10.5	First Rider to the General Agreement of Indemnity, dated as of June 4, 2012, by and among Great Lakes Dredge & Dock Corporation, Great Lakes Dredge & Dock Company, LLC, Lydon Dredging and Construction Company, Ltd., Fifty-Three Dredging Corporation, Dawson Marine Services Company, Great Lakes Dredge & Dock Environmental, Inc. f/k/a Great Lakes Caribbean Dredging, Inc., Great Lakes Dredge & Dock (Bahamas) Ltd. and Zurich American Insurance Company and its subsidiaries and affiliates. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Quarterly Report on Form 10-Q filed with the Commission on August 4, 2015).
10.6	Employment Agreement between Great Lakes Dredge & Dock Corporation and Lasse Petterson, dated as of April 28, 2017. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Current Report on Form 8-K filed with the Commission on May 1, 2017).†
10.7	Employment Agreement between Great Lakes Dredge & Dock Corporation and Scott Kornblau, dated as of September 29, 2021. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Current Report on Form 8-K filed with the Commission on October 4 , 2021).†
10.8	Employment Agreement between Great Lakes Dredge & Dock Corporation and Vivienne Schiffer, dated as of October 1, 2020. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Annual Report on Form 10-K filed with the Commission on February 23, 2022). †
10.9	Employment Agreement between Great Lakes Dredge & Dock Corporation and James Tastard, dated as of October 1, 2020 (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Quarterly Report on Form 10-Q filed with the Commission on May 4, 2021).†
10.10	Second Amended and Restated Great Lakes Dredge & Dock Company, LLC Annual Bonus Plan effective as of January 1, 2012 (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Current Report on Form 8-K filed with the Commission on January 17, 2012).†
10.11	401 (k) Savings Plan. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Annual Report on Form 10-K filed with the Commission on March 30, 2005).†
10.12	Amended and Restated Great Lakes Dredge & Dock Corporation Supplemental Savings Plan effective January 1, 2014. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Annual Report on Form 10-K filed with the Commission on March 11, 2014).†
10.13	Great Lakes Dredge & Dock Corporation Director Deferral Plan, adopted on November 8, 2017 (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Annual Report on Form 10-K filed with the Commission on February 28, 2018).†

Number	Document Description
10.14	Form of Investor Rights Agreement among Aldabra Acquisition Corporation, Great Lakes Dredge & Dock Holdings Corp., Madison Dearborn Capital Partners IV, L.P., certain stockholders of Aldabra Acquisition Corporation and certain stockholders of GLDD Acquisitions Corp. (Incorporated by reference to Great Lakes Dredge & Dock Holding Corp.'s Registration Statement on Form S-4 filed with the Commission on August 24, 2006).
10.15	Great Lakes Dredge & Dock Corporation 2017 Long-Term Incentive Plan (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Current Report on Form 8-K filed with the Commission on May 17, 2017).†
10.16	Great Lakes Dredge & Dock Corporation 2021 Long-Term Incentive Plan (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Current Report on Form 8-K filed with the Commission on May 7, 2021).†
10.17	Form of Great Lakes Dredge & Dock Corporation Restricted Stock Unit Award Agreement pursuant to the Great Lakes Dredge & Dock Corporation 2017 Long-Term Incentive Plan. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Quarterly Report on Form 10-Q filed with the Commission on May 4, 2018). †
10.18	Form of Great Lakes Dredge & Dock Corporation Performance-Based Restricted Stock Unit Award Agreement (Three Year Form) pursuant to the Great Lakes Dredge & Dock Corporation 2017 Long-Term Incentive Plan. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Quarterly Report on Form 10-Q filed with the Commission on May 4, 2018). †
10.19	Restricted Stock Unit Award Notice pursuant to the Great Lakes Dredge & Dock Corporation 2017 Long-Term Incentive Plan. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Quarterly Report on Form 10-Q filed with the Commission on May 3, 2019). †
10.20	Performance-Based Restricted Stock Unit Award Notice pursuant to the Great Lakes Dredge & Dock Corporation 2017 Long-Term Incentive Plan. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Quarterly Report on Form 10-Q filed with the Commission on May 3, 2019). †
10.21	Purchase Agreement, dated May 12, 2021, by and among the Company, certain subsidiary guarantors named therein and BofA Securities, Inc., as representative of the initial purchasers named therein. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Current Report on Form 8-K filed with the Commission on May 18, 2021).
10.22	Second Amended and Restated Revolving Credit and Security Agreement dated as of July 29, 2022 by and among Great Lakes Dredge & Dock Corporation, as Borrower, each other Credit Party party hereto from time to time, the financial institutions which are now or which hereafter become a party hereto as lenders, PNC Bank, National Association, as Agent (the "Agent"), PNC Capital Markets, CIBC Bank USA, Bank of America, N.A. and Truist Securities, Inc., as Joint Lead Arrangers and Joint Bookrunners, CIBC Bank USA and Truist Bank as Co-Syndication Agents, Bank of America, N.A., as Documentation Agent and PNC Bank National Association, as Green Loan Coordinator (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Current Report on Form 8-K filed with the Commission on August 1, 2022)
10.23	Vessel Construction Agreement, dated June 5, 2020 by and between Conrad Shipyard, L.L.C., and Great Lakes Dredge & Dock Company, LLC. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Quarterly Report on Form 10-Q filed with the Commission on August 4, 2020). (1)
10.24	Vessel Construction Agreement, dated November 15, 2021 by and between Philly Shipyard Inc., and Great Lakes Dredge & Dock Company, LLC. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Annual Report on Form 10-K filed with the Commission on February 23, 2022). (1)

Number	Document Description
14.1	Code of Business Conduct and Ethics. (Incorporated by reference to Great Lakes Dredge & Dock Corporation's Current Report on Form 8-K filed with the Commission on May 18, 2016).
21.1	Subsidiaries of Great Lakes Dredge & Dock Corporation. *
23.1	Consent of Deloitte & Touche LLP. *
31.1	Certification Pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
31.2	Certification Pursuant to Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. *
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *
101.INS	Inline XBRL Instance Document. *
101.SCH	Inline XBRL Taxonomy Extension Schema. *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase.*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase.*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase.*
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101) *

(1)

(2)

(3) Portions of this exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K. The omitted information is not material and is the type of information that the Company treats as private and confidential.

*   Filed herewith

†   Compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Great Lakes Dredge & Dock Corporation
(registrant)

By: _____ /s/ SCOTT KORNBLAU _____

Scott Kornblau
Senior Vice President,
Chief Financial Officer and Treasurer
(Principal Financial Officer and
Duly Authorized Officer)

Date: February 17, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capabilities and on the dates indicated.

Signature	Date	Title
/s/ Lasse J. Petterson Lasse J. Petterson	February 17, 2023	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Scott Kornblau Scott Kornblau	February 17, 2023	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)
/s/ Todd M. Lightfoot Todd M. Lightfoot	February 17, 2023	Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ Lawrence R. Dickerson Lawrence R. Dickerson	February 17, 2023	Chairman of the Board and Director
/s/ Elaine J. Dorward-King Elaine J. Dorward-King	February 17, 2023	Director
/s/ Ryan J. Levenson Ryan J. Levenson	February 17, 2023	Director
/s/ Kathleen M. Shanahan Kathleen M. Shanahan	February 17, 2023	Director
/s/ Earl Shipp Earl Shipp	February 17, 2023	Director
/s/ Ronald R. Steger Ronald R. Steger	February 17, 2023	Director
/s/ D. Michael Steuert D. Michael Steuert	February 17, 2023	Director

Corporate Information

CORPORATE HEADQUARTERS & DREDGING OPERATIONS OFFICE

Great Lakes Dredge & Dock Corporation
9811 Katy Freeway, Suite 1200
Houston, TX 77024
346-359-1010 | info@gldd.com

REGIONAL DREDGING OFFICES

Gulf Regional Office
9811 Katy Freeway, Suite 1200
Houston, TX 77024
346-359-1010 | GulfRegion@gldd.com

Southeast Regional Office
10151 Deerwood Park Blvd.
Bldg. 300, Suite 115
Jacksonville, FL 32256
904-834-5234 | SoutheastRegion@gldd.com

Northeast Regional Office
2747 Richmond Terr.
Staten Island, NY 10303
718-981-2700 | NortheastRegion@gldd.com

Middle East Division
Flat 32, Building 870
Road 3618, Block 436
Al Seef District, P.O. Box 50628
Kingdom of Bahrain
+973 17471929 | MEinfo@gldd.com

SERVICE SUPPORT OFFICE

1 Parkview Plaza, Suite 800
Oakbrook Terrace, IL 60181
630-574-3000 | info@gldd.com

INTERNATIONAL OFFICE

9811 Katy Freeway, Suite 1200
Houston, TX 77024
346-359-1010 | info@gldd.com

YARD LOCATIONS

Staten Island, NY
Norfolk, VA
Morgan City, LA
Chickasaw, AL
Cape Girardeau, MO
Little Rock, AR

BOARD OF DIRECTORS

Chairman of the Board
Lawrence Dickerson

Directors
Elaine Dorward-King, Ph.D
Ryan Levenson
Lasse Petterson
Kathleen M. Shanahan
Earl Shipp
Ronald Steger
D. Michael Steuert

ANNUAL MEETING

Wednesday, May 3, 2023 – 1pm (CDT)
Virtually via live audio webcast at
    www.virtualshareholdermeeting.com/GLDD2023

INVESTOR INQUIRIES

For additional financial documents and information:
- glddcorp.com
- 630-574-3024
- investorrelations@gldd.com

STOCK LISTING

Great Lakes Dredge & Dock Corporation
NASDAQ Symbol GLDD

TRANSFER AGENT

Broadridge Corporate Issuer Solutions, Inc.
1155 Long Island Ave.
Edgewood, NY 11717

GREAT LAKES DREDGE & DOCK CORPORATION

- ✔ Established 1890
- ✔ Committed to creating an Incident & Injury-Free® (IIF®) working environment
- ✔ Registered to do business worldwide
- ✔ Certified ISO 9001:2000 for International Operations
- ✔ An equal-opportunity employer



Gulf Region and Houston headquarters team members at the Houston Food Bank. (Texas)



GLDD: ALWAYS CARING FOR OUR COMMUNITY



Charleston Harbor Maintenance Project team members and Dredge *58* crew working on the holiday 2022 Toys for Tots toy drive. (South Carolina)

Spider Barge #175 loading sand, cooper marl, and rock from the Dredge *Texas* on the Charleston, South Carolina deepening project.



Caminada Marsh project for the Louisiana Coastal Protection and Restoration Authority under construction. This project ultimately created 875 acres of marsh on the inland side of Fourchon Beach, Louisiana between Port Fourchon and Grand Isle.



Cutter Suction Dredge *Illinois* dredging Fire Island Inlet, New York.



GREAT LAKES DREDGE & DOCK CORPORATION

9811 Katy Freeway | Suite 1200 | Houston, TX | 77024 | 346-359-1010 | gldd.com | info@gldd.com

2022 Annual Report